Final Offering Circular	Filed pursuant to Rule 253(g)(2) File No. 024-12817

GOA THERAPEUTICS CORPORATION

UP TO 5,000,000 SHARES OF COMMON STOCK

$15.00 PER SHARE

This is a Regulation A, Tier 2 offering of shares of Goa Therapeutics Corporation, a Delaware corporation. Up to 5,000,000 shares of our common stock, par value $0.0000001 per share, are being offered. Approximately 75% of these shares, or 3,750,000 shares if all the shares are sold, will be newly issued shares sold by us. Approximately 10% of these shares, or 500,000 shares if all the shares are sold, will be previously issued shares resold by the selling securityholders identified in this offering circular. See “Plan of Distribution and Selling Securityholders.” In addition, up to 15% of these shares, or 750,000 shares, may be awarded as Bonus Shares to investors who make sufficiently large investments, as described below.

Shares will be sold for $15.00 per share in cash, aside from the shares awarded as Bonus Shares, which will be issued to eligible investors for no additional cash in consideration of the extent to which such eligible investors are already making investments in this offering (with larger investments attracting larger amounts of Bonus Shares). Specifically, Bonus Shares will be awarded in whole number amounts to investors whose investments meet the following dollar thresholds:

Bonus Shares Awarded
Amount Invested	As many whole shares as could be purchased at $15.00 per share with:
$5,000 or more	2.5% of the amount invested
$10,000 or more	5.0% of the amount invested
$15,000 or more	7.5% of the amount invested
$20,000 or more	10.0% of the amount invested
$25,000 or more	12.5% of the amount invested
$30,000 or more	15.0% of the amount invested

Only whole shares will be issued, and fractional Bonus Share amounts awarded will be rounded up to the nearest whole number of Bonus Shares (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000). Based on the foregoing:

●	investing $4,500 will give you 300 shares – plus zero Bonus Shares;

●	investing $9,000 will give you 600 shares – plus the number of Bonus Shares that could be purchased with 2.5% of that investment amount, or 15 Bonus Shares;

●	investing $18,000 will give you 1,200 shares – plus the number of Bonus Shares that could be purchased with 7.5% of that investment amount, or 90 Bonus Shares; and

●	investing $36,000 will give you 2,400 shares – plus the number of Bonus Shares that could be purchased with 15.0% of that investment amount, or 360 Bonus Shares.

Bonus Shares will be awarded upon the completion of this offering, based on the aggregate amount invested by each qualifying investor over the course of the offering. Prior to the completion of this offering, if a sufficient number of Bonus Shares remain unawarded, we may amend the terms of the offering to repurpose some or all of those remaining Bonus Shares as shares to be offered and sold by us to investors for cash (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000). DealMaker Securities LLC (the “Broker”) has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares, unless such shares are repurposed and sold for cash, in which case there would be added Broker compensation paid. For more information, see “Plan of Distribution and Selling Securityholders.” Investors not eligible for Bonus Shares will experience dilution compared to investors who receive Bonus Shares.

This offering is being conducted on a best efforts basis. We expect to commence the offering on or about the date on which the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) qualifies the offering statement of which this offering circular is a part. The offering will expire on the earliest of (1) the date on which the maximum offering amount has been sold, (2) one year from the date on which the SEC qualifies the offering statement and (3) such earlier date as Goa may select in its sole discretion. There is no minimum offering amount to be raised. Goa will accept investor subscriptions on a rolling basis and no third-party escrow will be used. Funds tendered by investors will be held in a segregated account until the associated subscriptions are accepted by Goa and the Broker named below. Once such subscriptions are accepted, the associated funds will be made available to Goa and the selling securityholders for their immediate use.

The minimum purchase requirement per investor is 50 shares ($750), although we may waive this requirement on a case-by-case basis in our discretion. Investors will be required to subscribe to the offering via the web platform managed by Broker and to agree to the terms of the offering, the subscription agreement and all other relevant documents presented to them. There are no fees associated with the use of the platform.

Investors will be required to grant an irrevocable voting proxy to the company’s President, which will prevent investors from voting their shares until the waiver or termination of the proxy by the company’s President, neither of which may ever occur. See “Description of Securities.”

There is no public market for our common stock, and we do not expect such a market to arise in the foreseeable future. As a result, investors must be willing and able to hold their shares for an indefinite period of time. Contemporaneously with this offering, we plan to conduct offers and sales of up to an additional 15,000,000 or more shares of our common stock at the same price as the shares being offered and sold in this offering to “accredited investors” pursuant to Rule 506(c), Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) or other exemptions from U.S. federal securities registration. This offering circular may be provided to those investors in connection with such offers. Sales made in such quantities pursuant to such other exemptions may substantially dilute the investors who participate in this offering.

To the extent any of Goa’s officers or directors makes any direct communications in connection with any offers or sales of shares, they intend to act under Rule 3a4-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore none of them is required to register as a broker-dealer in order to make such communications.

Assuming all shares offered are issued and sold (or, in the case of Bonus Shares, issued), the price to the public, underwriting discounts and commissions and proceeds of this offering will be as follows:

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds To Us (2)(3)	Proceeds to Selling Securityholders (2)(3)
Per Share	$15.00	$0.675	$14.325	$14.325
Total Cash Value (4)	$63,750,000	$2,868,750	$53,718,750	$7,162,500
Total Bonus Share Value	$11,250,000	-	-	-
Selling Securityholders’ Commission Paid by Us (3)	-	-	(337,500)	337,500
Total Maximum Value	$75,000,000	$2,868,750	$53,381,250	$7,500,000

(1)	The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (the “Broker”) and its affiliates to provide broker-dealer services in connection with this offering. The Broker will not purchase any securities from the issuer with a view to selling those for the issuer as part of the distribution of the securities. Once the Commission has qualified the offering statement of which this offering circular is a part and this offering commences, the Broker will receive a cash commission equal to four and one half percent (4.5%) of the cash amount raised in the offering, as reflected in the table above. In addition, the Broker and its affiliates have received or will receive compensation of: (i) one-time payments aggregating to $67,500 and (ii) $13,000 a month in advances of accountable expenses, not to exceed $106,500 in the aggregate. In addition, after the commencement of this offering, a monthly fee of $13,000, up to a maximum of $117,000, will be payable for account management and subscriptions, plus up to $1,125,000 for supplemental marketing fees. The Broker’s and its affiliates’ cash commissions and other fees in the aggregate shall not exceed a maximum compensation limit for this offering of the lesser of five and sixty-two one-hundredths percent (5.62%) of the gross proceeds of this offering, or $4,217,250. In the case of Bonus Shares being repurposed, there would be added Broker compensation commensurate with the commission associated with the value of the repurposed shares being sold, up to a maximum of $506,250. See “Plan of Distribution and Selling Securityholders.”

(2)	Does not reflect the deduction of fees of service providers other than the Broker, estimated at approximately $205,070, nor the fees of the Broker and its affiliates described in note 1 above. All of these fees will be paid by Goa.

(3)	Goa will pay the four and one half percent (4.5%) commission on all the shares being sold for cash, including the new shares issued by Goa and the selling securityholders’ shares. The total commission on the selling securityholders’ shares will be $337,500, if all such shares are sold. The payment of such amount by Goa rather than the selling securityholders is reflected in the table above.

(4)	Does not reflect the issuance of Bonus Shares. If we issue Bonus Shares, no additional cash will be received for such shares. However, if we repurpose Bonus Shares and sell such shares for cash, we will receive additional proceeds, subject to the payment of additional Broker compensation and other related expenses. See “Plan of Distribution and Selling Securityholders.”

INVESTING IN OUR SHARES IS HIGHLY RISKY. SEE “RISK FACTORS” STARTING ON PAGE 11.

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The U.S. Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of this offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Goa Therapeutics Corporation, 515 N. Flagler Drive, Suite 350, West Palm Beach, FL 33401, 561-462-2626 goathera.com

This offering circular follows the disclosure format of SEC Form 1-A.

The date of this offering circular is October 13, 2026

We are offering to sell, and seeking offers to buy, securities only in jurisdictions where such offers and sales are permitted.

Prospective investors must read and rely on the information provided in this offering circular in connection with any decision to invest in our shares. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. Information on our website is not incorporated by reference and should not be considered part of this offering circular.

This offering circular will be updated and made available for delivery to the extent required by law. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any offer, sale or delivery of our securities. Neither the delivery of this offering circular nor any offer, sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular.

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FORWARD-LOOKING STATEMENTS

Some of the statements in this offering circular constitute forward-looking statements. These statements relate to future events or future financial performance, business plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “will,” and similar words or phrases or the negative or other variations thereof or comparable terminology. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this offering circular, including in the section entitled “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our ability to obtain and maintain regulatory approval of GOA26, as well as other product candidates we may develop;

●	our ability to successfully commercialize and market any product candidates, if approved by the U.S. Food and Drug Administration (the “FDA”);

●	our ability to contract with third-party suppliers, manufacturers and other service providers and their ability to perform adequately;

●	the potential market size, opportunity and growth potential of GOA26, as well as other product candidates we may develop, if approved by the FDA;

●	our ability to obtain additional financing for our operations and development activities as needed;

●	our future expenses, capital requirements and need for additional financing and whether we can estimate these factors accurately for planning purposes;

●	the initiation, timing, progress and results of our preclinical studies and clinical trials and our research and development programs;

●	the timing of anticipated regulatory filings;

●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

●	our ability to advance GOA26, as well as other product candidates we may develop, into and successfully complete clinical trials;

●	our ability to recruit and enroll suitable patients in our clinical trials;

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●	the timing or likelihood of the accomplishment of various scientific, clinical, regulatory and other product development objectives;

●	the pricing and reimbursement of GOA26, as well as other product candidates we may develop, if approved by the FDA;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering any product candidates;

●	developments relating to competitors and our industry;

●	the development of major public health crises, including disease outbreaks and pandemics and the future impacts of such events on our business, results of operations and financial condition;

●	restrictions on the ability of holders of shares of our common stock to transfer their shares or vote them on matters coming before the Company’s stockholders, as well as the absence of any trading market for our common stock; and

●	other risks identified under “Risk Factors” or elsewhere in this offering circular.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this offering circular or otherwise make public statements in order to update our forward-looking statements beyond the date of this offering circular.

TRADEMARKS

All trademarks, service marks and trade names referred to in this offering circular are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® or ™ symbols or other similar symbols, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks, service marks or trade names to imply a relationship with our endorsement or sponsorship of us by any other companies.

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SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information that may be important to you. You should read all the information contained in this offering circular, including, but not limited to, the “Risk Factors” section.

Our Business

Overview

Goa Therapeutics Corporation (“Goa Therapeutics,” “Goa,” “the “Company,” “we,” “our,” or “us”) is a research-stage, preclinical biotechnology company dedicated to developing innovative therapies to address significant unmet medical needs in acute-care medicine and, upon regulatory approval, commercializing those therapies.

Our lead investigational product candidate, GOA26, is being developed for the treatment of acute alcohol intoxication, alcohol poisoning and the associated physiological consequences of acute ethanol exposure (all of which we sometimes refer to as “Alcohol-Associated Medical Emergencies”). GOA26 is an investigational, enzymatic biologic candidate currently in preclinical development. Acute alcohol intoxication, alcohol poisoning and acute ethanol exposure represent a significant and globally prevalent public health challenge for which we believe no approved therapeutic interventions currently exist, despite the association of these conditions with substantial economic and societal burdens.

We believe that the successful development of GOA26 requires coordinated execution across scientific, manufacturing, regulatory, clinical, and commercial disciplines, with each contributing to the advancement of the program toward potential regulatory approval and commercialization. Supported by protected intellectual property, a scalable development platform and a leadership team experienced in advancing novel biologics, Goa Therapeutics is seeking to advance an innovative scientific opportunity that may contribute to the development of potential future treatment options for a critical, unmet need.

The Problem

●	Exposure to Ethanol. Ethanol, a type of alcohol, is the principal psychoactive ingredient in alcoholic beverages. Extreme ethanol exposure can lead to the following serious clinical conditions:

○	Acute Alcohol Intoxication, which refers to transient, dose-dependent effects of ethanol on the central nervous system (CNS) that lead to cognitive, motor and behavioral impairment. Acute alcohol intoxication typically occurs at blood alcohol concentrations (BAC) of 50–300 milligrams (mg) of ethanol per deciliter (mg/dL) of blood, producing symptoms such as euphoria, disinhibition, poor coordination (ataxia) and slurred speech (dysarthria).

○	Alcohol Poisoning, which refers to the toxic and potentially life-threatening phase of acute ethanol exposure, usually seen at BAC greater than 300–400 mg/dL (though individual tolerance varies). With alcohol poisoning, CNS depression becomes profound, leading to the loss of airway reflexes, respiratory depression, low body temperature (hypothermia), slow heart rate (bradycardia), low blood pressure (hypotension) and the risk of coma or death.

●	A Public Health Burden. Acute alcohol intoxication and alcohol poisoning are among the most significant preventable causes of morbidity, mortality and healthcare expenditure globally. In the United States, alcohol contributes to more than 4.2 million emergency department (ED) visits annually (National Institute on Alcohol Abuse and Alcoholism, data from 2022) and by extrapolation to more than 30 million emergency visits globally. In 2020-2021, excessive alcohol use led to approximately 178,000 deaths per year in the U.S. alone (CDC, 2024).

●	A Time-Dependent Clinical Problem. Unlike many chronic medical conditions, Alcohol-Associated Medical Emergencies develop rapidly but may require prolonged clinical management and recovery. Clinical decisions frequently depend upon the patient’s ability to metabolize ethanol before physicians can accurately assess neurologic function, determine readiness for imaging or procedures, evaluate psychiatric status, or make appropriate disposition decisions. As a result, time itself becomes a critical determinant of clinical management. Although supportive medical care effectively stabilizes many patients, it does not actively accelerate ethanol elimination.

●	A Major Economic Cost. In the United States, excessive alcohol use costs approximately $249 billion annually (CDC, 2010 data). Studies suggest that, in the U.S., acute alcohol intoxication is present in 1 to 3% of all ED visits. Further, acute alcohol intoxication is present in approximately 25% of trauma cases. Many or most of these patients undergo multiple healthcare provider evaluations, laboratory testing, X-ray and CT scans and monitoring and supportive care. Management in the ED generally takes many hours and a portion of these patients go on to other procedures as a result of their intoxication.

●	Severe Individual Consequences. Alcohol poisoning can cause organ failure, brain damage, seizures, coma and death. In the U.S. alone, over 110 million drink-driving episodes have occurred annually (CDC, 2010 data), and crashes involving alcohol-impaired drivers have accounted for approximately 29% of traffic fatalities annually (U.S. National Highway Traffic Safety Administration, 2017 data).

●	No Current Treatment. A person suffering from acute alcohol intoxication or alcohol poisoning needs care until, at a minimum, the ethanol is metabolized and consciousness is regained. Nevertheless, most care is merely supportive (including the administration of fluids and oxygen and ongoing monitoring of overall condition). There is no FDA-approved drug for actively accelerating ethanol clearance.

The Opportunity

Recent advances in enzyme engineering, biologic manufacturing, translational medicine, analytical methods and regulatory science create new opportunities to investigate therapeutic approaches for Alcohol-Associated Medical Emergencies.

Our development program is founded on a mechanism-based combination therapeutic approach designed to actively modify the underlying pathophysiology of Alcohol-Associated Medical Emergencies by accelerating ethanol elimination while mitigating the downstream physiological consequences of acute ethanol exposure. Although we believe our development approach is promising, the ability of this approach to improve clinical outcomes in humans remains to be established through future clinical studies.

Our Solution in Development: GOA26

GOA26 is a designed combination therapy candidate comprised of an engineered enzyme and a small molecule. It is being developed to provide a pathway for the metabolization of ethanol at a much more rapid rate than the body can achieve naturally. It is being developed initially to treat patients suffering from acute alcohol intoxication and alcohol poisoning.

Ethanol metabolism occurs naturally in the body in two enzymatic stages: Stage I is the conversion of ethanol to acetaldehyde by the enzyme alcohol dehydrogenase (ADH). Stage II is the conversion of the resulting acetaldehyde to acetate by the enzyme group aldehyde dehydrogenase (ALDH). These two stages are naturally rate-limited due to physiological constraints. GOA26 combines an engineered enzyme designed to metabolize ethanol with a proprietary chemical scavenger formulation designed to sequester acetaldehyde. This dual-action approach is intended to rapidly reduce BAC and eliminate the acetaldehyde produced during ethanol metabolism.

GOA26 has demonstrated efficacy in multiple preclinical studies, including both small- and large-animal models. Specifically, we have developed evidence in animal studies that GOA26 engenders rapid and potent alcohol decomposition and the rapid elimination of its toxic metabolites.

For example, preclinical data from rats (which metabolize ethanol faster than humans) has demonstrated the complete clearance, in under 5 minutes of a quantity of ethanol equivalent to the amount present in a 200-pound man who has consumed over 12 standard drinks (575 milliliters) of 80-proof alcohol.

Moreover, in IND-enabling studies in pigs orally dosed with 1.2 g/kg of ethanol, GOA26 lowered blood alcohol concentrations by 61.3% at 20 minutes post-administration compared with the control group. These results were obtained in animals and may not be predictive of results in humans.

In addition, GOA26 has been evaluated for safety in multiple preclinical studies, including both small- and large-animal models. However, GOA26 has not been approved by the FDA or any other regulatory authority, and its efficacy and safety have not been established in humans, as no clinical trials have yet been conducted.

Our current activities are focused on advancing GOA26 through advanced preclinical development, process and manufacturing development, regulatory preparation, and other activities that support future clinical development, subject to regulatory authorization. We are currently evaluating the provision of GOA26 through intravenous (IV) administration. Additional routes of administration, including subcutaneous, intranasal, sublingual and oral administration, are being considered as part of ongoing exploratory work to help inform our future development planning.

GOA26 comprises two components administered sequentially rather than as a single co-formulated product. In our preclinical studies, the engineered enzyme component was administered intravenously, followed approximately 15 minutes later by intravenous administration of the small molecule component. The enzyme component is intended to accelerate the elimination of ethanol, while the small molecule component is intended to limit accumulation of acetaldehyde during that accelerated metabolism. The sequence, interval and dosing of the two components have not been established for clinical use and remain subject to further preclinical work and to regulatory feedback.

As an investigational combination therapy comprising an engineered enzyme and small molecule component, GOA26 presents development considerations associated with both biologic and small-molecule components. Development activities include:

●	process development and manufacturing optimization for both components of GOA26;

●	analytical characterization;

●	formulation and compatibility development;

●	quality control and quality assurance;

●	stability evaluation;

●	process scale-up and scalability;

●	regulatory documentation; and

●	preparation for clinical-grade manufacturing.

We have been engaging with the FDA as part of the extended process of seeking regulatory approval of an initial GOA26 product candidate. We have received feedback from the FDA on the design of our preclinical studies and our initial preclinical data, and advice as to what additional testing, including additional animal testing, we should conduct before we file an IND, in which we would seek the agency’s approval to commence human testing. We and our regulatory consultants have also presented a synopsis of our proposed Phase 1 human clinical trial design to the FDA for its review. We believe the feedback we have received from the FDA will help us draft and submit an IND that meets with FDA approval, after which we could commence our Phase 1 human clinical trials.

Subject to regulatory authorization, our current development plan contemplates a Phase 1/2a randomized, double-blind, placebo-controlled, dose-escalation trial of intravenously administered GOA26 in healthy adult volunteers following controlled ethanol exposure. The proposed design includes sequential dose-escalation cohorts, sentinel dosing at each dose level and continuous clinical monitoring throughout the treatment period. Planned assessments include adverse events, the pharmacokinetics of each component of GOA26, pharmacodynamic measures of ethanol elimination and acetaldehyde control, clinical recovery assessments, laboratory safety evaluations and immunogenicity monitoring. The trial is intended to support dose selection for subsequent clinical development. Study design, dose selection, endpoints and regulatory strategy remain subject to change based on interactions with regulatory authorities, emerging data and other factors, and initiation of any clinical study remains subject to receipt of applicable regulatory authorizations.

We have developed and are continuing to develop an intellectual property portfolio related to GOA26. In 2025 and early 2026, we obtained two U.S. issued patents, U.S. Patent Nos. 12,458,686 and 12,527,847, covering GOA26. These patents are expected to provide protection into 2045, subject to any applicable patent term adjustments or extensions. We will continue to expand our portfolio with U.S. and international patent applications in key markets and additional filings that cover new developments.

Our Mission

Our mission is to advance innovative therapeutic candidates that have the potential to improve the treatment of Alcohol-Associated Medical Emergencies through scientific innovation, disciplined product development, and responsible execution. We believe meaningful innovation requires more than scientific discovery. It requires an integrated development strategy encompassing product development, regulatory strategy, manufacturing, intellectual property, clinical development, health economics, and the responsible stewardship of financial and organizational resources. Accordingly, we integrate these disciplines throughout every stage of product development.

Market Opportunity

The absence of a targeted drug or biologic to decompose alcohol constitutes a significant unmet need. There is no approved antidote for ethanol consumption, so intoxicated patients often linger in ED/ICU settings while metabolism proceeds at the body’s intrinsic rate, which is typically in the range of 15 mg of ethanol per deciliter of blood per hour. This pace can severely limit patient throughput, leading to burdened treatment facilities, caregivers and patients. This care pathway for acute alcohol intoxication and alcohol poisoning has been largely unchanged for decades. The combination of a high unmet need, the global scale of the problem and inefficiencies in current practice create a rare “white space” for innovation in acute care.

GOA26 has the potential to significantly influence both pre-hospital and hospital-based emergency workflows, depending on the results of ongoing development and emerging evidence. As development progresses, potential use cases for GOA26 could be evaluated across various settings, including:

●	ambulance, paramedic and first-responder pre-hospital care;

●	emergency room and other hospital-based care;

●	prescription self-administered formulations; and

●	future consumer and over-the-counter applications, if and to the extent such applications are found to be appropriate and are supported by clinical evidence and regulatory review.

Given the foregoing, we anticipate that the market opportunity for GOA26 is substantial. We cannot at this time predict factors such as pricing, operating margins and market demand. However, market research that we have commissioned and paid for, which included surveys of emergency department healthcare providers, managed care organization payers and hospital pharmacy and therapeutics stakeholders, has estimated peak annual sales revenue for GOA26 of approximately $1.6 billion in the U.S. market alone, assuming delivery of the product in an intravenous form in emergency settings, and assuming a price per dose of approximately $5,000. The same research suggests that estimated peak annual sales revenue could reach $1.7 billion to $2 billion in other scenarios, including scenarios in which the price per dose is lower. None of these estimates include revenue from outside the United States or from additional, possible GOA26 products, such as consumer and over-the-counter applications, which we are not yet developing but which we could choose to develop in the future, if and to the extent such applications are found to be appropriate and are supported by clinical evidence and regulatory review.

Our Strategic Focus

Goa Therapeutics is currently focused on advancing the intravenous formulation of GOA26, our lead investigational product candidate, for potential use by healthcare professionals in hospital emergency departments, trauma centers, and other acute-care settings. This focused strategy enables us to concentrate our scientific, operational, and financial resources on advancing the intravenous program while building the scientific, formulation, manufacturing, intellectual property, and organizational capabilities that may support the future development of additional formulations and delivery systems.

Our current priorities are focused on advancing GOA26 toward clinical development and include:

●	completing the remaining preclinical and IND-enabling (Investigational New Drug application-enabling) studies;

●	advancing Chemistry, Manufacturing, and Controls (CMC), and Good Manufacturing Practice (GMP) readiness;

●	preparing regulatory documentation and engaging with regulatory authorities;

●	preparing for first-in-human (FIH) clinical evaluation, subject to regulatory authorization;

●	expanding and strengthening our intellectual property portfolio; and

●	continuing to build the scientific, operational, and organizational capabilities that support GOA26 and future product development.

We believe that disciplined execution of these priorities provides the strongest foundation for the successful development of GOA26 and the creation of long-term value.

We aim to move quickly to develop, validate and commercialize GOA26. Our current planned indicative timeline, subject to the development of clinical evidence and regulatory review, is as follows:

●	2026–27: Complete preclinical safety trials, submit IND application for human trials.

●	2027: Conduct combined Phase 1/2a first-in-human (FIH) trials.

●	2028-29: Conduct registration-directed clinical development in patients, which may take the form of a Phase 2b study followed by a Phase 3 study or an optimized later-stage study supporting registration, depending on emerging data and FDA feedback. Subject to results, submit Biologics License Application (“BLA”).

●	2029-30: Potential initial market launch in the USA, subject to FDA approval.

These milestones reflect our anticipated development timeline based on current planning assumptions and do not represent a committed regulatory timeline. The nature, size and number of clinical trials required, and the timing of any BLA submission, approval and launch, will depend on clinical results and future interactions with the FDA, which may require additional studies and extend these dates.

Our Intellectual Property

Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of patents, trade secrets, know-how and contractual protections to safeguard our proprietary technologies and maintain our competitive position.

We seek to protect our intellectual property and proprietary technologies by pursuing patent applications that cover our potential product candidates. We have developed and are continuing to develop an intellectual property portfolio related to our lead product candidate, GOA26, for the potential treatment of acute alcohol intoxication and alcohol poisoning, and related technologies.

As of the date of this filing, our intellectual property portfolio includes issued patents and pending applications directed to GOA26 and its use. In 2025 and early 2026, we obtained two U.S. issued patents, U.S. Patent Nos. 12,458,686 and 12,527,847, covering GOA26, with claims directed to compositions of matter and methods for lowering blood alcohol levels. These patents are expected to provide protection into 2045, subject to any applicable patent term adjustments or extensions. We will continue to expand our portfolio with U.S. and international patent applications in key markets and additional filings that cover new developments.

Competitive Advantages

●	First-Mover Advantage. We are unaware of any other drugs or drug candidates that can, are intended to or are being designed to reduce blood alcohol levels.

●	IP Protection. We own 23 patent applications and two issued patents, and our exclusively licensed IP includes 6 patent applications and one issued patent. Our first two flagship patents have issued in the United States, providing foundational patent protection for GOA26 into 2045. We seek to continue to expand our patent portfolio globally.

●	Experienced, Capable Leadership. Our management team has decades of experience building companies, driving innovation, advancing novel biologics and developing FDA-approved drugs.

●	Regulatory Exclusivity. Because GOA26 is, to our knowledge, a first-in-class biological drug, we expect to seek 12 years of market and data protection under the U.S. Biologics Price Competition and Innovation Act, starting at or about the time of our FDA approval (if received). Were such protection to be granted, the FDA would not, during the 12-year protective period, grant final approval to any other drugs that were “biosimilar” to GOA26.

●	Strategic Development and Commercialization Partnership. Goa Therapeutics combines focused internal leadership with specialized external expertise to efficiently advance its development programs. We collaborate with experienced organizations, consultants, and strategic partners across manufacturing, regulatory affairs, clinical development, intellectual property, health economics, and other specialized disciplines, enabling access to the expertise required at each stage of development. We believe this integrated operating model provides organizational flexibility, supports efficient execution and allows us to leverage world-class expertise while maintaining strategic focus and disciplined resource allocation.

Financing

We currently have more than 140 investors. As of October 9, 2026, we had approximately $8,200,000 of cash on hand. We estimate that our existing cash can fund our operations through the end of 2027. As a result, we expect that the net proceeds we receive from this offering and our existing cash on hand will be sufficient to maintain our plan of operation during the term of this offering and for at least 12 months following the final closing of the offering. We are undertaking this offering and our contemporaneous, separate offers and sales pursuant to other exemptions under the Securities Act in order to finance upcoming stages of GOA26 development and to advance our operations along our current planned indicative timeline, consistent with clinical evidence and regulatory review. We expect to continue to raise capital to finance our operations beyond the 12 months following the final closing of this offering.

Additional Aspects of Our Business

Health Economics & Outcomes Research (HEOR) and Real-World Validation

Under the leadership of our Chief Commercial Officer Dr. Scott Howell, we completed several key research projects, including:

●	An extensive burden-of-disease study;

●	Real-world cost-offset and budget-impact modeling; and

●	Interviews with over 50 senior stakeholders across emergency medicine, trauma care and hospital administration functions and in payer organizations.

We believe that our research findings support the contentions that there is an unmet medical need for GOA26 and that a commercialized GOA26 would have a substantial economic impact. We believe that this research will provide a strong foundation for future market access, payer engagement, publications, patient advocacy and medical education initiatives.

Combination Therapeutic Development

GOA26 combines biologic and small-molecule therapeutic components and therefore presents development considerations that differ from those associated with conventional single-component therapies. Development requires coordinated manufacturing processes, analytical characterization, formulation development, quality systems, stability assessment, and regulatory planning appropriate for combination therapeutic products. These characteristics introduce additional complexity but also create opportunities to address biological processes through innovative therapeutic mechanisms.

Because GOA26 combines an engineered enzyme with a complementary small-molecule component and targets both ethanol elimination and downstream physiological consequences, its development requires the coordinated integration of laboratory characterization, translational pharmacology, manufacturing, regulatory planning, and clinical development. Accordingly, Goa Therapeutics has adopted an integrated, stage-gated development strategy designed to systematically reduce scientific and development risk while advancing the program toward clinical evaluation.

Manufacturing

In collaboration with our manufacturing partners in the United Kingdom (UK), we have successfully scaled production of the GOA26 enzyme component from laboratory flasks to 5-liter and then 25-liter fermenters. We now have the scale-up capabilities to produce large batches of research-grade GOA26 for trials.

Medical Affairs

Currently, our Medical Affairs personnel are actively preparing papers for publication and presentations to be made at key congresses and conferences, to engage with and educate healthcare providers, advocacy groups and policymakers. These outputs are being designed to establish Goa as a thought leader in the treatment of acute alcohol intoxication and alcohol poisoning and establish scientific credibility for GOA26 among stakeholders in the ecosystem.

Commercialization Strategy

If GOA26 receives regulatory approval, the Company intends to evaluate commercialization strategies appropriate for the markets in which approval is obtained. Potential approaches may include:

●	direct commercialization in selected markets;

●	strategic licensing arrangements;

●	regional commercialization partnerships;

●	distribution agreements;

●	co-promotion relationships; and

●	other strategic collaborations.

The Company has not made final commercialization decisions, and future strategies will depend upon available resources, market conditions, regulatory approvals, and other business considerations.

Alcohol-related emergencies occur throughout many regions of the world. The timing and scope of any international commercialization efforts remain uncertain and will depend upon numerous factors beyond the Company’s control.

Our Management

We are led by a two-person Board of Directors and a core team of executives.

Andrew Altschuler, Co-Founder, President, CEO and Chairman

Andrew Altschuler is the Co-Founder, President, CEO and Chairman of the Board of Directors, of Goa Therapeutics. He oversees our company’s strategic direction and operational leadership. With 30 years of professional experience, Andrew is a seasoned entrepreneur, patented inventor, investor, strategic advisor and Certified Public Accountant whose career has spanned the biotechnology, fintech, e-commerce, consumer goods, real estate and hospitality sectors. Throughout his entrepreneurial career Andrew has demonstrated a strong ability to identify new opportunities, build companies from the ground up and guide ventures through significant growth. Before founding Goa Therapeutics, Andrew devoted more than five years to strategic planning that laid the groundwork for its formation. Previously he worked in mergers and acquisitions advisory at Salomon Smith Barney, auditing at KPMG and Arthur Andersen, and wealth management at Merrill Lynch. Andrew earned a BBA in Accounting and an MPA in Financial Information Systems from the McCombs School of Business at the University of Texas at Austin. He has been a licensed Certified Public Accountant since 1998.

Tami Ehrmann Barr, M.D., Ph.D., M.Sc.E., Co-Founder, Chief Scientific Officer and Director

Dr. Tami Ehrmann Barr is the Co-Founder, Chief Scientific Officer and a member of the Board of Directors of Goa Therapeutics. She is a multidisciplinary expert with more than 40 years of experience driving innovation across the pharmaceuticals, biotechnology, medical devices, agrotechnology and advanced materials sectors. Dr. Ehrmann Barr is widely recognized for her ability to identify high-value scientific opportunities, design robust research and development programs and clinical and regulatory strategies and lead multidisciplinary teams developing innovative products. Her work includes significant contributions for leading institutions and international corporations including Novartis, NovoNordisk and Teva. She has held senior scientific and executive roles, including as Chief Scientific Officer, Chief Medical Officer, Chief Technology Officer and Head of Research and Development at companies including NanoDimension (NASDAQ: NNDM), CanFite Biopharma (NYSE: CANF), RDD Pharma (NASDAQ: NMTR), ADAMA (Shenzhen Stock Exchange: 000553), Ikigai Biotech, ESEV, Treat-It Innovative Therapeutics, OrthoTreat-It and BraiNose, among others. Her academic training includes an M.D. from the University of Cologne, a Ph.D. in Biotechnology and Microbiology from The Hebrew University of Jerusalem in collaboration with the Max Planck Institute in Cologne, a postdoctoral fellowship in Protein Engineering from the Max Planck Institute, an M.Sc. in Chemical and Medical Engineering from Ben-Gurion University of the Negev in collaboration with Soroka Hospital, a B.Sc. in Chemistry from The Hebrew University and an LL.B. in Law from Ono Academic College. She is the inventor of numerous patents spanning pharmaceuticals, bioprinting, nutraceutical formulations and medical technologies. Before founding Goa Therapeutics, she devoted more than a decade to exploratory research and development that shaped the company’s scientific foundation.

Dean Hakanson, M.D., Chief Medical Officer

Dr. Dean Hakanson is the Chief Medical Officer of Goa Therapeutics and brings more than 30 years of leadership experience across early-stage, IPO-driven and global biopharma organizations. His role at Goa is positioned around medical affairs, health economics and our commercialization strategy. A board-certified anesthesiologist with 15 years of clinical practice in trauma surgery and critical care, he integrates deep medical expertise with a proven ability to shape clinical development strategy, medical affairs, health economics and real-world evidence programs that support regulatory and commercial advancement. From 2023 until joining Goa in 2026, he served as a consultant to various healthcare-related clients. From 2020 to 2023, Dr. Hakanson served as Head of US Medical Affairs at Gilead, where he built the US Medical Affairs organization and guided the launch of Remdesivir, establishing it as the standard of care for hospitalized COVID-19 patients. From 2018 to 2020, he was Chief Medical Officer and Partner at ZS Associates, where he led global medical affairs, real-world evidence strategy and the firm’s Medical Center of Excellence. From 2015 to 2018, he was Chief Medical Officer at Otonomy, overseeing clinical research, medical affairs, pharmacovigilance, regulatory engagement and the FDA approval and launch of the OTIPRIO, the company’s first approved product. Earlier in his career, he held roles at Novartis, Bristol Myers Squibb, Genentech and GlaxoSmithKline, contributing to value-based healthcare initiatives, payer engagement strategies and clinical evidence generation. Dr. Hakanson is widely regarded as a leader in health economics and policy and has served on the boards of the National Pharmaceutical Council and the USC Leonard D. Schaeffer Center for Health Policy and Economics. He is a Diplomate of the American Board of Anesthesiology and the American Medical Association. He earned his M.D. from the University of Colorado School of Medicine, completed anesthesiology residency training at the University of Michigan and UC Davis and graduated Phi Beta Kappa from the University of Denver with a BS in Cellular Physiology and Physics.

Scott Howell, M.D., M.B.A., Chief Commercial Officer

Dr. Scott Howell leads our efforts at the intersection of life sciences, healthcare delivery and market commercialization pathways. He is a nationally recognized expert on U.S. drug pricing, patient access and healthcare delivery. Dr. Howell joined Goa Therapeutics as Chief Commercial Officer in May 2026 on a fractional basis. Since May 2022 he has been founder and owner of Blue Line Advisors, LLC, a healthcare and biopharma advisory practice serving venture capital and private equity firms, health technology and AI companies, and both early-stage and established pharmaceutical companies, including Goa Therapeutics. Since September 2023 he has been a co-founder of Impossible Medicine, LLC, a fintech-enabled biopharma research sourcing, rating and investment platform and venture foundry. He has served on the board of directors of ADVI Health since January 2024 and as strategic advisor to Pear Venture Capital’s biotech and health technology verticals since August 2023. From December 2020 to May 2022, Dr. Howell was Chief Strategy Officer and Head of US Business Development and Licensing for Novartis US Pharmaceuticals, and from June 2017 to December 2020 he was Senior Vice President and Head of US Market Access and Patient Services at Novartis. His earlier career includes senior leadership roles at Jazz Pharmaceuticals, Cardinal Health and Genentech, along with executive roles at Highmark Blue Cross Blue Shield and GlaxoSmithKline. He co-hosts the Prescription for Better Access podcast, a non-profit program on U.S. drug pricing and access, contributes frequently to leading academic and industry publications and served from 2024 to 2025 on a National Academy of Medicine consensus panel focused on improving U.S. drug research and development policy. He is a guest and professional lecturer at the University of California, Berkeley, Stanford, Columbia and The Ohio State University. Dr. Howell earned his B.S. with high honors from the University of Notre Dame and his M.D. magna cum laude from The Ohio State University, completed his internship and residency in internal medicine at Duke University Medical Center and earned his M.B.A. as a Fuqua Scholar from Duke University.

We are currently in discussions with candidates for the position of Chief Financial Officer, among other positions.

Our Strategic Partners

Goa Therapeutics has adopted a development model that combines focused internal leadership with specialized external expertise. Accordingly, we engage experienced organizations and advisors across multiple disciplines, including:

●	regulatory affairs;

●	process and CMC;

●	quality assurance;

●	intellectual property;

●	clinical development;

●	contract research organizations (CROs);

●	health economics;

●	commercial strategy; and

●	corporate advisory services.

We believe that this collaborative operating model enables access to specialized expertise while allowing the Company to maintain a focused internal organization.

The Offering

Issuer	Goa Therapeutics Corporation, a Delaware corporation. We are a research-stage, preclinical biotechnology company developing GOA26, an investigational biologic candidate in preclinical development for the potential treatment of acute alcohol intoxication and poisoning.

Securities Offered	Up to 5,000,000 shares of our common stock, par value $0.0000001 per share.

Price per Share	$15.00 per share, aside from Bonus Shares (as described below, on the front cover of this offering circular and in “Plan of Distribution and Selling Securityholders–Share Price, Bonus Shares”).

Offering Type	Regulation A, Tier 2 offering of shares, being conducted on a best efforts basis.

Offering Proceeds	Approximately 75% of the shares being offered, or 3,750,000 shares if all the shares are sold, will be newly issued shares sold by us. Approximately 10% of these shares, or 500,000 shares if all the shares are sold, will be previously issued shares resold by the selling securityholders identified in this offering circular. See “Plan of Distribution and Selling Securityholders.” In addition, up to 750,000 of these shares may be awarded as Bonus Shares to investors who make sufficiently large investments, as described on the front cover of this offering circular and in “Plan of Distribution and Selling Securityholders–Share Price, Bonus Shares.” As a result of the foregoing, we expect that the gross cash proceeds from this offering will be a maximum of $67,500,000, and that the gross cash proceeds to Goa will be a maximum of $56,250,000. There is no required minimum amount that must be sold in order for us to complete this offering.

Bonus Shares

Bonus Shares will be awarded upon the completion of this offering, based on the aggregate amount invested by each qualifying investor over the course of the offering. Bonus Shares will be issued for no additional cash in whole number amounts to investors whose investments meet the dollar thresholds set forth on the front cover of this offering circular and in “Plan of Distribution and Selling Securityholders–Share Price, Bonus Shares.” Only whole shares will be issued, and fractional Bonus Share amounts awarded will be rounded up to the nearest whole number of Bonus Shares (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000).

Prior to the completion of this offering, if a sufficient number of Bonus Shares remain unawarded, we may amend the terms of the offering to repurpose some or all of those remaining Bonus Shares as shares to be offered and sold by us to investors for cash (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000). The Broker has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares, unless such shares are repurposed and sold for cash, in which case there would be added Broker compensation paid. For more information, see “Plan of Distribution and Selling Securityholders.” Investors not eligible for Bonus Shares will experience dilution compared to investors who receive Bonus Shares. See “Dilution.”

Use of Proceeds	We are offering the newly issued shares to raise money for our general operations and for working capital purposes, as more specifically described in “Use of Proceeds.” We will receive all the net proceeds from the sale of the newly issued shares. Whether we sell all the newly issued shares offered or less than all, we expect to use the proceeds to advance GOA26 along its development pipeline, engage in medical affairs activities in support of GOA26 development and commercialization, conduct additional research and development in connection with GOA26, expand our patent portfolio and intellectual property protections and other related activities. The selling securityholders will receive all the proceeds from the resale of the previously issued shares, and we rather than the selling securityholders shall pay the commissions and fees attributable to the resale of such shares. For more information, see “Use of Proceeds.”

How and Where to Buy	Investors will be required to subscribe to the offering via the web platform managed by the Broker and to agree to the terms of the offering, the subscription agreement and all other relevant documents presented to them. There are no fees associated with the use of the platform. See “Plan of Distribution and Selling Securityholders.”

Timing of the offering, Availability of Proceeds to Sellers	We expect to commence the sale of the shares on or about the date on which the offering statement of which this offering circular forms a part is qualified by the SEC. The offering will expire on the earliest of (1) the date on which the maximum offering amount has been sold, (2) one year from the date on which the SEC qualifies the offering statement and (3) such earlier date as Goa may select in its sole discretion. There is no minimum offering amount to be raised. Goa will accept investor subscriptions on a rolling basis and no third-party escrow will be used. Funds tendered by investors will be held in a segregated account until the associated subscriptions are accepted by Goa and the Broker. Once such subscriptions are accepted, the associated funds will be made available to Goa and the selling securityholders, as applicable, for their immediate use.

Minimum Purchase Amount per Investor	The minimum purchase requirement per investor is 50 shares ($750). However, we may waive the minimum purchase requirement on a case-by-case basis in our sole discretion. See “Plan of Distribution and Selling Securityholders.”

Voting Rights	Each share of our common stock will entitle the holder to one vote on all matters that come before our stockholders; provided, that Investors will be required to grant an irrevocable voting proxy to the company’s President, which will prevent investors from voting their shares until the waiver or termination of the proxy by the company’s President, neither of which may ever occur. See “Description of Securities.”

Trading Market	There is no public market for our common stock, and we do not expect such a market to arise in the foreseeable future. As a result, investors must be willing and able to maintain their ownership of our shares for an indefinite period of time.

Contemporaneous Offers and Sales under Regulation D or Other Exemptions

Contemporaneously with but separately from this offering, we may conduct offers and sales of up to an additional 15,000,000 or more shares of our common stock at the same price as the shares being offered and sold in this offering in transactions exempt from registration or qualification under the U.S. federal securities laws, including offers and sales to “accredited investors” pursuant to Rule 506(c), Regulation D under the Securities Act or other exemptions from U.S. federal securities registration. This offering circular may be provided to prospective investors in any such transactions, for their information. Sales made in such quantities pursuant to such other exemptions may substantially dilute the investors who participate in this offering.

No sales of the shares in this offering will be made anywhere in the world prior to the qualification of the offering statement of which this offering circular forms a part by the SEC. All shares will be initially offered in all jurisdictions at the same U.S. dollar price that is set forth in this offering circular, except that, after such initial offering, the offering price and other selling terms may be changed, in our sole discretion.

Offers by Officers or Directors	To the extent any of GOA’s officers or directors make any direct communication in connection with any offers or sales of shares, they intend to act under the exemption from registration provided in Rule 3a4-1 under the Exchange Act. Therefore, none of them would be required to register as a broker-dealer in order to make such communications.

Limitations on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

“In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser’s:

(1)	Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2)	Revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.”

For general information on investing, we encourage you to refer to www.investor.gov.

Risk Factors	These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors.”

RISK FACTORS

The investment described herein is highly speculative and involves a high degree of risk of loss of all or a material portion of an investor’s entire investment. Before deciding to make an investment, prospective investors should carefully consider the following actual and potential risk factors, as well as the other information contained in this offering circular.

Risks Related to our Business, Financial Condition and Capital Requirements

We have not generated any revenue since our inception; we expect to continue to incur losses and we may never become profitable.

We have not generated any revenue. The likelihood of our future success must be considered in light of the expenses, difficulties, complications and delays often encountered by companies in preclinical development, including in connection with ongoing and future clinical trials and the emergence of competing products or therapies. These potential challenges include unanticipated clinical trial delays, poor data, changes in the regulatory and competitive landscape and additional costs and expenses that may exceed current budget estimates. In order to complete certain clinical trials and otherwise operate pursuant to our current business strategy, we anticipate that we will incur increased operating expenses. In addition, we expect to incur significant losses and experience negative cash flow in the future as we fund our operating losses and capital expenditures. We recognize that if we are unable to generate sufficient revenues or source funding, we will not be able to continue operations as currently contemplated, complete planned clinical trials and/or achieve profitability. Our failure to achieve or maintain profitability will also negatively impact the value of our shares. If we are unsuccessful in addressing these risks, then we may need to curtail our business activities.

The future success of our business cannot be determined at this time, and we do not anticipate generating revenue from product sales in the near term. In addition, we have no experience in obtaining regulatory approval for and commercializing drug products on our own and face a number of challenges with respect to development and commercialization efforts, including, among other challenges:

●	if we have inadequate financial or other resources to complete the development of our GOA26;

●	if we are unable to manufacture our product in commercial quantities, at an adequate quality, at an acceptable cost or in collaboration with third parties;

●	if we experience delays or unplanned expenditures in product development, clinical testing or manufacturing;

●	the inability to establish adequate sales, marketing and distribution channels;

●	if healthcare professionals do not adopt and patients do not accept our drug, if approved for marketing;

●	possible complications or other side effects from the use of our product, since we have no clinical experience to date with effects from the use of our product;

●	technological breakthroughs in reversing alcohol poisoning and treating patients experiencing intoxication symptoms may reduce the demand for our product, if it develops;

●	changes in the market for reversing alcohol poisoning and treating patients experiencing intoxication symptoms, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	if third-party payors do not agree to reimburse patients for any or all of the purchase price of our product, which may adversely affect patients’ willingness to use our product;

●	if uncertainty as to market demand results in inefficient pricing of our product;

●	if we face third-party claims of intellectual property infringement;

●	if we fail to obtain or maintain regulatory approvals for our product in our markets or face adverse regulatory or legal actions relating to our product, even if regulatory approval has been obtained; and

●	if data from a clinical trial is unfavorable.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively obtain regulatory approval for and commercialize our products could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We will need to raise additional capital in the future, which may be unavailable or may cause dilution for investors or place significant restrictions on our ability to operate.

Because of the numerous risks and uncertainties associated with the development of our programs, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of GOA26. Until such time, if ever, as we can generate substantial product revenue from sales of any of our current or future product candidates, we will need to seek additional equity or debt financing or potential collaboration, license or development agreements to provide the capital required to maintain or expand our operations, continue the development of GOA26, build our sales and marketing capabilities, promote brand identity, develop or acquire complementary technologies, products or businesses or provide for our working capital requirements and other operating and general corporate purposes.

We currently do not have any arrangements or credit facilities as sources of funds and we make no assurance that we will be able to raise sufficient additional capital in the future if needed, on acceptable terms or at all. We will require additional funding to fund our planned operations and capital expenditures. If such financing is not available on satisfactory terms or is not available at all, we may be required to delay, scale back or eliminate the development of our current or future product candidates and other business, seek collaborations or amend existing collaborations, for research and development programs at an earlier stage than otherwise would be desirable or for the development of programs that we otherwise would have sought to develop independently or on terms that are less favorable than might otherwise be available, dispose of technology assets or relinquish or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize ourselves, pursue the sale of our company to a third party at a price that may result in a loss on investment for our stockholders, file for bankruptcy or cease operations altogether. This may materially adversely affect our operations and financial condition as well as our ability to achieve our business objectives and maintain competitiveness.

If we raise additional capital by issuing equity securities and/or equity-linked securities, the percentage ownership of our existing stockholders may be reduced and accordingly our stockholders may experience substantial dilution. We may issue equity securities and/or equity-linked securities that provide for rights, preferences and privileges senior to those of our common stock. Given our need for cash and that equity and equity-linked issuances are very common types of fundraising for companies like us, the risk of dilution is particularly significant for our stockholders.

Any future debt financing, if obtained, may involve agreements that include liens on our assets and covenants limiting or restricting our ability to take specific actions such as incurring additional debt. Debt financing could also be required to be repaid regardless of our operating results.

If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our current or future products or revenue streams or to grant licenses on terms that are not favorable to us.

Any additional capital raising efforts may divert the attention of our management from day-to-day activities, which may adversely affect our ability to develop and commercialize our current or future product candidates.

Our current and future operations substantially depend on our Co-Founders and our ability to hire other key personnel, the loss of any of whom could disrupt our business operations.

Our business depends and will continue to depend in substantial part on the continued service of Andrew Altschuler, our Co-Founder, Chief Executive Officer, President and Chairman and Dr. Tami Ehrmann Barr, our Co-Founder, Chief Scientific Officer and Director. The loss of the services of Mr. Altschuler or Dr. Ehrmann Barr would significantly impede implementation and execution of our business strategy and could result in failure to reach our goals. Further, we expect that the loss of either Mr. Altschuler or Dr. Ehrmann Barr would be negatively perceived in the financial markets. We do not have “key-man” life insurance for our benefit on the lives of either Mr. Altschuler or Dr. Ehrmann Barr.

Our future viability and our ability to achieve sales and profits will also depend on our ability to attract, train, retain and motivate highly qualified personnel in the diverse areas required for continuing operations. There is a risk that we will be unable to attract, train, retain or motivate qualified personnel, both near term or in the future and the failure to do so may severely damage our prospects. See also “Risks Related to Our Reliance on Third Parties—We currently outsource and from time to time in the future may outsource, a portion of our internal business functions to third-party providers. Outsourcing these functions has significant risks and our failure to manage these risks successfully could materially adversely affect our business.”

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for important aspects of GOA26 or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products that are similar or identical to ours and our ability to successfully commercialize GOA26 may be adversely affected.

Our commercial success will depend, in part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to GOA26. The issued patents are expected to provide patent protection into 2045. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to aspects of GOA26 that are important to our business and maintaining and protecting our existing patents. Given that the development of GOA26 is at an early stage, our intellectual property portfolio with respect to certain aspects of GOA26 is also at an early stage. For example, we have filed or intend to file additional patent applications related to aspects of GOA26; however, there can be no assurance that any such patent applications will issue as granted patents around the world. The requirements for patentability differ in certain countries and certain countries have heightened requirements for patentability. Further, in some cases, we have only filed provisional patent applications on certain aspects of our technology and inventions and provisional patent applications are not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications.

Further, any changes we make to any product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patent applications and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. There can be no assurance that we would be able to secure patent protection that would adequately cover any such altered product candidates. There can also be no assurance that any such patent applications will be issued as granted patents and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection related to aspects of any product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even if we obtain additional issued or granted patents with respect to any product candidates, we cannot be certain that such patents or any of our existing patents will not later be found to be invalid and/or unenforceable.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Although we may enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, distribution partners, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our current and future patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued and even if issued, the patents may not meaningfully protect our current or future product candidates, effectively prevent competitors and third parties from commercializing competitive products or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative products in a non-infringing manner.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued and its scope can be reinterpreted after issuance. Patent applications we currently own or that in the future issue as patents may not be issued in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents to which we have rights may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether any product candidates will be protectable or remain protected by valid and enforceable patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (the “USPTO”) or post-issuance become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of or invalidate or render unenforceable, such patent rights, allow third parties to commercialize any product candidates or other technologies and compete directly with us, without payment to us or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as post-grant review at the USPTO or oppositions in a foreign patent office, which challenge our priority of invention or other features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of any product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the product candidates we may develop. Termination of these licenses or reduction or elimination of our rights under these licenses may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these licenses, including our rights to important intellectual property or technology. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our patents and patent applications may in the future be co-owned with third parties. In addition, future collaborators or licensors may co-own their patents and patent applications with other third parties with whom we do not have a direct relationship. Our rights to certain of these patents and patent applications may be dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our future collaborators or licensors do not have exclusive control of the grant of licenses under any such third-party co-owners’ interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors and our competitors could market competing products and technology to the extent such products and technology are not also covered by our intellectual property. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties and such cooperation may not be provided to us.

We cannot be certain that our current and future patent rights will be effective in protecting GOA26 and related technologies. Failure to protect such assets may have a material adverse effect on our business, operations, financial condition and prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of GOA26 and related technologies we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration and our business, financial condition, results of operations and growth prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patent rights on important aspects of GOA26 in all countries throughout the world would be prohibitively expensive and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may develop their own products and may also export infringing products to territories where we may have patent protection, but enforcement is not as strong as that in the United States. These products may compete with GOA26, and our patent or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patent rights or marketing of competing products in violation of our proprietary rights generally. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our current or future product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our current or future product candidates in all of our expected significant foreign markets.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our future collaborators or licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition, results of operations and prospects may be adversely affected. Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”) enacted on September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to GOA26 or (ii) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The EU Patent Package was implemented on June 1, 2023, with the goal of providing a single pan-European Unitary Patent or UP, having a unitary effect across all participating countries and a new European Unified Patent Court or the UPC, for litigation involving European patents in member states that have acceded and ratified the EU Patent Package. As a result, the default for all European patents, including those granted prior to ratification of the EU Patent Package, is to automatically fall under the jurisdiction of the UPC. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. If and when our European patent applications are granted as a European Unitary Patent, the UPC provides our competitors with a new forum to centrally revoke our European Unitary Patents in a single judicial forum. Moreover, the UPC allows a competitor the possibility of obtaining an injunction throughout the EU member states who have acceded to the EU Patent Package against our commercial products. Such a loss of patent protection and the ability to enjoin our commercial products in a single UPC proceeding could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, as a result, on our business, financial condition, prospects and results of operations.

In addition, the patent positions of companies in the development and commercialization of biopharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

The expiration or loss of patent protection may adversely affect our future revenues and operating earnings.

Patent protection is important in the development and eventual commercialization of GOA26. Patents covering GOA26 normally provide market exclusivity, which is important in order for GOA26 to become profitable. We obtained two patents in 2025 and 2026, which are expected to provide patent protection into 2045. Even if we are successful in obtaining further patents, patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords is limited. Without patent protection, we may be open to competition from generic versions of such compositions, methods and devices. As a result, our owned patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar to ours.

Risks Related to Product Development, Regulatory Approval, Manufacturing and Commercialization

The results of preclinical studies and clinical trials are not necessarily predictive of future results, and our current product candidate and any future product candidates may not have favorable results in later studies or trials.

Preclinical studies and early-stage clinical trials are not primarily designed to test the efficacy of a product candidate in the general population, but rather to test initial safety, study limited efficacy in a small number of patients in a selected population and identify and attempt to understand the product candidate’s side effects at various doses and dosing schedules. Successes in preclinical studies or clinical trials do not ensure that later studies or trials will be successful, nor is it predictive of future results. Favorable results in early studies or trials may not be repeated in later studies or trials and product candidates in later-stage trials may fail to show acceptable safety and efficacy despite having progressed through earlier trials. In addition, the placebo rate in later, larger studies may be higher than expected.

There is typically a high rate of attrition from the failure of product candidates proceeding through preclinical and clinical trials. If our current product candidate fails to demonstrate sufficient safety and efficacy in any clinical trial, we will experience potentially significant delays and cost increases in or may have to decide to abandon development of that product candidate. In any such case, we may not be able to continue our operations and clinical studies, generate revenue or become profitable. Our reputation in the industry and in the investment community would likely be significantly damaged, it might not be possible for us to raise funds in the public or private markets, and the value of our stock would likely decrease significantly.

We may experience delays in any phase of the remaining preclinical or clinical development of GOA26.

We may experience delays in any phase of the remaining preclinical or clinical development GOA26, including during its research and development. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

●	the FDA or other regulatory authorities not approving a clinical study protocol or placing a clinical study on hold;

●	patients not enrolling in a clinical study or results from patients not being received at the expected rate;

●	patients discontinuing participation in a clinical study prior to the scheduled endpoint at a higher than expected rate;

●	patients experiencing adverse events from a product we develop;

●	third-party clinical investigators not performing the studies in accordance with the anticipated schedule or consistent with the study protocol and good clinical practices or third-party organizations not performing data collection and analysis in a timely or accurate manner;

●	third-party clinical investigators engaging in activities that, even if not directly associated with our studies, result in their debarment, loss of licensure or other legal or regulatory sanction;

●	unfavorable regulatory inspections of manufacturing facilities, which may, among other things, require us to undertake corrective actions or suspend preclinical or clinical studies;

●	changes in governmental regulations or unforeseen administrative actions;

●	interim results of a preclinical or clinical study being inconclusive or negative; and

●	the study design, although approved and completed, being inadequate to demonstrate effectiveness and safety.

If the preclinical and clinical studies that we are required to conduct to gain regulatory approval are delayed or unsuccessful, we may not be able to market GOA26. Preclinical studies and clinical trials are expensive and difficult to design and implement and any delays in our prolongation of our preclinical and clinical studies will require additional capital. There is no assurance that we will be able to secure such additional capital to support our studies.

If preclinical studies or clinical studies for our product candidates are unsuccessful or delayed, we will be unable to meet our future development goals.

Conducting clinical studies for the approval of product candidates in the United States requires filing an investigational new drug (“IND”) application and reaching agreement with the FDA on clinical protocols, finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the applicable institutional review board (“IRB”) at each such site, manufacturing clinical quantities of product candidates and supplying drug products to clinical sites. Currently, we do not have an active IND with the FDA for GOA26. If our application for an IND for GOA26 is not successful or such IND does not become effective or is subject to a clinical hold, our clinical development timeline will be negatively affected, and any future clinical programs may be delayed or terminated.

Even if clinical studies for GOA26 are approved by the FDA or other regulatory agencies, clinical studies are expensive and can take many years to complete and their outcomes are inherently uncertain. A failure of one or more of our clinical studies can occur at any time during the clinical study process. We do not know whether future clinical studies, if any, will begin on time, will need to be redesigned, will enroll an adequate number of patients or will be completed on schedule, if at all. Clinical studies can be delayed, suspended or terminated for a variety of reasons, including failure to: (i) generate sufficient positive preclinical and clinical data; (ii) recruit CROs, clinical investigators and patients in a timely manner; (iii) manufacture sufficient quantities, at the required level of quality, of the product candidate for use in clinical studies; (iv) raise sufficient capital to fund the studies; (v) comply with applicable regulatory requirements, whether in the United States or elsewhere; or (vi) obtain successful regulatory approvals from regulatory authorities, including the FDA.

If we experience delays in completing any clinical study of GOA26 or successfully obtaining any regulatory approvals of GOA26, the commercial prospects of GOA26 may be harmed and our ability to generate product revenues will be threatened. In addition, any delays in completing our clinical studies will increase our costs, slow down the development and approval process of our product candidate and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that can cause or lead to a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidate.

Interim, topline and preliminary data from our preclinical studies or clinical trials may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our preclinical studies or clinical trials, which may be subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data and we may not have received or had the opportunity to evaluate all data fully and carefully. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Topline data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary, interim or topline data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the approvability or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information and you or others may not agree with what we determine to be material or otherwise appropriate information to include in our disclosure and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize any product candidates, our business, operating results, prospects or financial condition may be harmed.

Clinical trials are expensive, time-consuming and may not be successful.

Clinical trials are expensive, time-consuming and may not be successful. They involve the testing of potential therapeutic agents and effective treatments in humans to determine the safety and efficacy of the therapeutic products necessary for an approved therapeutic technology. Many tests and products in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our tests and products progress successfully through initial or subsequent human testing, they may fail in later phases of development. We may engage others to conduct our clinical trials, including clinical research organizations and government-sponsored agencies. These trials may not start or be completed as we forecast or may not achieve desired results.

Our product and test development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product or allow our competitors to bring therapeutic products to market before we do, potentially impairing our ability to successfully commercialize our product and harming our business and results of operations.

If we are unable to obtain required regulatory approvals for GOA26, we will not be able to commercialize GOA26 and our ability to generate revenue will be limited.

Our drug candidate GOA26 is a treatment in development for acute alcohol intoxication and alcohol poisoning. We must successfully complete clinical trials for our drug candidate before we can apply for marketing approval. Even if we complete our clinical trials, it does not assure marketing approval. Our clinical trials may be unsuccessful, which would materially harm our business. Even if our initial clinical trials are successful, we are required to conduct additional clinical trials to establish our drug candidate’s safety, purity and potency before a Biologics License Application (“BLA”) or its foreign equivalents can be filed with the FDA or comparable foreign regulatory authorities for marketing approval of our drug candidate.

Success in early phases of preclinical and clinical trials does not ensure that later clinical trials will be successful and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience unforeseen events during or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidate. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market our drug in the United States until we receive approval of a BLA from the FDA or in any foreign countries until we receive the requisite approval from such countries. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before a BLA is approved. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of a BLA to the FDA and even fewer are eventually approved for commercialization. If our development efforts for our drug candidate, including regulatory approval, are not successful for its planned indications or if adequate demand for our drug candidate is not generated, our business will be materially adversely affected.

Our success depends on the receipt of regulatory approval, and the issuance of such regulatory approvals is uncertain and subject to a number of risks, including the following:

●	the results of toxicology studies may not support the filing of an IND for our drug candidate, or the FDA may require additional toxicology studies;

●	the FDA or comparable foreign regulatory authorities or an IRB may disagree with the design or implementation of our clinical trials;

●	we may not be able to provide acceptable evidence of our drug candidate’s safety and efficacy;

●	the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

●	the dosing of our drug candidate in a particular clinical trial may not be at an optimal level;

●	patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our drug candidate;

●	the data collected from clinical trials may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Failure to obtain regulatory approval for our drug candidate for the foregoing or any other reasons, will prevent us from commercializing our drug candidate and our ability to generate revenue will be materially impaired. We cannot guarantee that regulators will agree with our assessment of the results of our ongoing and future clinical trials or that such trials will be successful. The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional clinical trials or preclinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of our drug candidate.

We have not submitted a BLA or received regulatory approval to market our drug candidate in any jurisdiction. We have no experience in filing the applications necessary to gain regulatory approvals and expect to rely on consultants and third party CROs, with expertise in this area to assist us in this process. Securing regulatory approvals to market a product requires the submission of preclinical, clinical and/or pharmacokinetic data, information about product manufacturing processes and inspection of facilities and supporting information to the appropriate regulatory authorities for each therapeutic indication to establish a drug candidate’s safety and efficacy for each indication. Our drug candidate may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use with respect to one or all intended indications.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all and can vary substantially based upon, among other things, the type, complexity and novelty of the drug candidate involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application.

The regulatory approval processes with the FDA are lengthy and inherently unpredictable.

We are not permitted to market our drug candidates as medicines in the United States or other countries until we receive approval of a BLA from the FDA or in any foreign countries until we receive the approval from the regulatory authorities of such countries. Prior to submitting a BLA to the FDA for approval of our drug candidates we will need to have completed our preclinical studies and clinical trials and demonstrate that our products meet all applicable standards of identity, strength, quality and purity throughout their expiration date. Successfully completing any clinical program and obtaining approval of a BLA is a complex, lengthy, expensive and uncertain process and the FDA (or other country medicines regulatory body) may delay, limit or deny approval of product candidates for many reasons, including, among others, because:

●	an inability to demonstrate that our product candidates are safe and effective in treating patients to the satisfaction of the FDA;

●	results of clinical trials that may not meet the level of statistical or clinical significance required by the FDA;

●	disagreements with the FDA with respect to the number, design, size, conduct or implementation of clinical trials;

●	requirements by the FDA to conduct additional clinical trials;

●	disapproval by the FDA of certain formulations, labeling or specifications of product candidates;

●	findings by the FDA that the data from preclinical studies and clinical trials are insufficient;

●	findings by the FDA that our API or finished products do not meet all applicable standards of identity, strength, quality and purity;

●	the FDA may disagree with the interpretation of data from preclinical studies and clinical trials; and

●	the FDA may change their approval policies or adopt new regulations.

Any of these factors, many of which are beyond our control, could increase development time and / or costs or jeopardize our ability to obtain regulatory approval for our drug candidates.

We may fail to establish regulatory endpoints that are acceptable to the FDA, which would prevent or severely delay marketing approval.

To secure regulatory approval, we must demonstrate that GOA26 provides a clinically meaningful benefit based on endpoints approved by the FDA or foreign regulatory bodies. For acute alcohol poisoning, there is limited regulatory precedent for what constitutes an acceptable primary endpoint. The FDA may determine that simply reducing a patient’s BAC or accelerating ethanol metabolism is an insufficient surrogate endpoint. Instead, regulators may require us to demonstrate objective, complex clinical outcomes, such as:

●	Rapid, measurable restoration of the gag reflex or respiratory function.

●	Faster time to safe discharge from an emergency department compared to standard supportive care; and

●	Decreased rates of secondary complications like aspiration pneumonia or intubation.

Demonstrating these multi-faceted clinical endpoints requires highly subjective or difficult-to-standardize measurements. If our trials fail to meet these specific regulatory definitions of “recovery,” or if the FDA changes its guidance mid-trial, our drug candidate may never achieve commercial approval.

Delays in the commencement or completion of or the early termination of, one or more clinical trials for GOA26 could adversely affect our business.

Clinical trials are very expensive, time-consuming, unpredictable and difficult to design and implement. The results of clinical trials may be unfavorable, they may continue for several years, and they may take significantly longer to complete and involve significantly more costs than expected. Delays in the commencement or completion of clinical testing could significantly affect product development costs and plans with respect to GOA26. The commencement and completion of clinical trials can be delayed and experience difficulties for a number of reasons, including delays and difficulties caused by circumstances over which we may have no control. For instance, approvals of the scope, design or trial site may not be obtained from the FDA and other required bodies in a timely manner or at all, agreements with acceptable terms may not be reached in a timely manner or at all with contract research organizations (“CROs”) to conduct the trials, a sufficient number of subjects may not be recruited and enrolled in the trials and third-party manufacturers of the materials for use in the trials may encounter delays and problems in the manufacturing process, including failure to produce materials in sufficient quantities or of an acceptable quality to complete the trials. Clinical trial delays could shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize any product candidates and may harm our business and results of operations.

There is a high rate of failure for drug candidates proceeding through clinical trials.

Generally, there is a high rate of failure for drug candidates proceeding through clinical trials. We may suffer significant setbacks in our clinical trials similar to the experience of a number of other companies in the pharmaceutical and biotechnology industries, even after receiving promising results in earlier trials. Further, even if we view the results of a clinical trial to be positive, the FDA may disagree with our interpretation of the data. In the event that we obtain negative results from clinical trials for product candidates or other problems related to potential chemistry, manufacturing and control issues or other hurdles occur and our product candidates are not approved, we may not be able to generate sufficient revenue or obtain financing to continue our operations, our ability to execute on our current business plan may be materially impaired, our reputation in the industry and in the investment community might be significantly damaged and the price of our common stock could decrease significantly. In addition, our inability to properly design, commence and complete clinical trials may negatively impact the timing and results of our clinical trials and ability to seek approvals for our drug candidates.

Even if we receive regulatory approval for GOA26, we may not be able to successfully commercialize GOA26 and the revenue that we generate from its sales, if any, may be limited.

If approved for marketing, the commercial success of GOA26 will depend upon the product’s acceptance by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance for our drug candidate will depend on a number of factors, including:

●	demonstration of clinical safety and efficacy;

●	relative convenience, dosing burden and ease of administration;

●	the prevalence and severity of any adverse effects;

●	the willingness of physicians to prescribe our drug candidate and the target patient population to try new therapies;

●	efficacy of our drug candidate compared to competing products;

●	the introduction of any new products that may in the future become available targeting indications for which our drug candidate may be approved;

●	new procedures or therapies that may reduce the incidences of any of the indications in which our drug candidate may show utility;

●	pricing and cost-effectiveness;

●	the inclusion or omission of our drug candidate in applicable therapeutic and vaccine guidelines;

●	the effectiveness of our own or any future collaborators’ sales and marketing strategies;

●	limitations or warnings contained in approved labeling from regulatory authorities;

●	our ability to obtain and maintain sufficient third-party coverage or reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors or to receive the necessary pricing approvals from government bodies regulating the pricing and usage of therapeutics; and

●	the willingness of patients to pay out-of-pocket in the absence of third-party coverage or reimbursement or government pricing approvals.

If our drug candidate is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue and we may not be able to achieve or sustain profitability. Our efforts to educate the medical community and third-party payors on the benefits of any product candidates may require significant resources and may never be successful.

In addition, even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize our drug candidate successfully. For example, if the approval process takes too long, we may miss market opportunities and give other companies the ability to develop competing products or establish market dominance. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render our drug candidate not commercially viable. For example, regulatory authorities may approve our drug candidate for fewer or more limited indications than we request, may not approve the price we intend to charge for our drug candidate, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve our drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that indication. Further, the FDA or comparable foreign regulatory authorities may place conditions on approvals or require risk management plans or a Risk Evaluation and Mitigation Strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA may also require a REMS for an approved product when new safety information emerges. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of our drug candidate. Moreover, product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following the initial marketing of the product. Any of the foregoing scenarios could materially harm the commercial success of our drug candidate.

Even if we obtain marketing approval for GOA26, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, GOA26 could be subject to labeling and other restrictions and withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with GOA26.

Even if we obtain regulatory approval for GOA26 for an indication, the FDA or foreign equivalent may still impose significant restrictions on their indicated uses or marketing or the conditions of approval or impose ongoing requirements for potentially costly and time-consuming post-approval studies and post-market surveillance to monitor safety and efficacy. Our drug candidate will also be subject to ongoing regulatory requirements governing the manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with current Good Clinical Practice (“GCP”) regulations, for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice (“GMP”) requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

The FDA has the authority to require a REMS as part of a BLA or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria or requiring patient testing, monitoring and/or enrollment in a registry.

With respect to sales and marketing activities by us or any future partner, advertising and promotional materials must comply with FDA rules in addition to other applicable federal, state and local laws in the United States and similar legal requirements in other countries. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change.

If we or a regulatory agency discovers previously unknown problems with our product, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured or we or our manufacturers fail to comply with applicable regulatory requirements, we may be subject to the following administrative or judicial sanctions:

●	restrictions on the manufacturing or marketing of the product (including complete withdrawal or recall of the product);

●	warning letters or holds on post-approval clinical trials;

●	FDA’s refusal to approve pending BLAs or supplements to approved BLAs;

●	suspension or revocation of product license approvals;

●	product seizures or detentions;

●	FDA’s refusal to allow imports or exports of products; or

●	civil penalties, criminal penalties or injunctions.

The occurrence of any event or penalty described above may inhibit our ability to commercialize GOA26 and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase our product liability exposure.

Any products we develop may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby harming our business.

In the United States, commercial sales of any products subject to regulatory approval could be conditioned on whether third-party payors (such as government authorities, managed care providers, private health insurers and other organizations) are able to provide coverage and reimbursement in connection with the products.

Coverage and reimbursement of costs are areas of significant uncertainty for any products subject to regulatory approval. The process for determining coverage versus reimbursement may vary widely among third-party payors. Third-party payors may also impose additional requirements on and restrictions to coverage and reimbursement, which could influence the purchase of certain healthcare services and products.

Third-party payors may limit coverage to specific drugs on an approved list or formulary, which could omit some FDA-approved drugs for a particular indication. Third-party payors may also place drugs at certain formulary levels that result in a lower reimbursement and higher cost-sharing obligation for patients. A third-party payor’s decision to provide coverage for a product may not necessarily imply approval of an adequate reimbursement rate. In addition, the unavailability of third-party reimbursement may affect our ability to maintain price levels sufficient to realize an appropriate return on our investment in product development. Coverage by one third-party payor may not necessarily indicate or imply coverage or reimbursement by other third-party payors. Also, the level or scope of coverage and reimbursement may vary significantly among third-party payors. Further, commercial third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own reimbursement rates. In addition to scrutinizing the safety and efficacy of medical products and services, third-party payors have increasingly begun to examine and challenge the price, cost-effectiveness and necessity of certain products and services. Thus, to obtain and maintain coverage and reimbursement for any products approved for sale, the conducting of expensive pharmacoeconomic studies may be required to demonstrate the medical necessity and cost-effectiveness of such products. There is a chance that third-party payors may not consider our product medically necessary or cost-effective. If third-party payors make such a determination, they may not cover the product after approval as a benefit under their plans. If third-party payors do cover the product, the returns from sales of our product may not sufficiently yield a profit. Our inability to promptly obtain coverage and adequate reimbursement for new therapeutics we develop and for which we obtain regulatory approval could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our financial condition.

Furthermore, federal and state governmental authorities have increasingly shown an interest in implementing cost containment programs to limit government-paid healthcare costs. Such cost containment programs include restrictions on coverage and reimbursement, price controls and requirements to substitute branded prescription drugs with generic products. The adoption and expansion of such restrictive policies and controls could impose limitations or exclusions from coverage for our product.

In the United States, we expect third-party payors and government authorities to increase emphasis on managed care and cost containment measures, which will impact the pricing and coverage for pharmaceutical products. Coverage policies and third-party reimbursement rates may change at any time. Even if we achieve favorable coverage and reimbursement status for an approved product, less favorable coverage policies and reimbursement rates could still be implemented in the future.

Our product candidate may fail to achieve market adoption if hospitals and payers favor existing, low-cost supportive care protocols over our therapeutic approach.

Currently, the standard of care for acute alcohol poisoning is strictly supportive. Hospitals manage intoxicated patients using inexpensive, universally available interventions, including:

●	Intravenous (IV) saline fluids for rehydration;

●	Active warming blankets for hypothermia;

●	Continuous vital sign monitoring; and

●	Intubation and mechanical ventilation in severe cases of respiratory depression.

Because these standard supportive measures rely on cheap, generic supplies, hospital formulary committees may be resistant to adopting GOA26. If we cannot definitively prove through health economics data that our drug significantly reduces overall hospital expenditures—such as by shortening emergency department stay times, preventing intensive care unit (ICU) admissions and reducing costly intubations—physicians and hospitals may continue to rely on traditional observation and fluids, hampering our commercial viability.

Current legislation may increase the difficulty and cost for us to commercialize GOA26 and affect the prices we may obtain, and our current and future relationships with healthcare professionals, clinical investigators, consultants, patient organizations, customers, CROs and third-party payors could suffer.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our future arrangements with healthcare professionals, including HCPs, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward or in return for, either the referral of an individual for or the purchase order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. Moreover, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

●	the federal civil and criminal false claims, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions and civil monetary penalties laws prohibit individuals or entities from, among other things, knowingly presenting or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that require biotechnology companies to report information on the pricing of certain drug products, state and local laws that require the registration of pharmaceutical sales representatives;

●	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

●	the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicare & Medicaid Services (“CMS”) information regarding payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, on “covered entities,” including certain healthcare providers, health plans, healthcare clearinghouses and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, as well as analogous state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

●	analogous state laws and regulations, such as, state anti-kickback and false claims laws potentially applicable to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures, state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of personal data (including personal health information) in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and state transparency laws that require the reporting of certain pricing information; among other state laws.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending ourselves against any such actions that may be brought against us, our business may be impaired.

GOA26 may face competition sooner than expected.

Our success will depend in part on our ability to obtain and maintain patent protection for important aspects of GOA26 and our other technologies and to prevent third parties from infringing upon our proprietary rights. We must also operate without infringing upon patents and proprietary rights of others, including by obtaining appropriate licenses to patents or other proprietary rights held by third parties, if necessary. However, the applications we have filed or may file in the future may never yield patents that protect our inventions and intellectual property assets. Failure to obtain patents that sufficiently cover our formulations and technologies would limit our protection against compounding pharmacies, outsourcing facilities, generic drug manufacturers, pharmaceutical companies and other parties who may seek to copy our products, produce products substantially similar to ours or use technologies substantially similar to those we own.

Either as a result of insufficient patent protection or otherwise, GOA26 may face competition sooner than expected. Although we are not aware of any other drugs or drug candidates that can, are intended to or are being designed to reduce blood alcohol levels, such drug or drugs may be developed and commercialized and may compete against GOA26. In addition, there are many non-drug supplements, nutraceuticals, beverages and other products that are marketed as hangover or alcohol intake helpers or cures. Although we would not consider these products competitive against GOA26 in terms of design or intended effect, consumers and others may prefer them to GOA26 based on price or other factors that we cannot foresee at this time. Any such competition may negatively affect the revenues we can earn from GOA26.

New drugs, which may be developed by others, could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our technologies and drug candidate non-competitive or obsolete. We also may be unable to keep pace with technological developments and other market factors. Technological competition from medical device, pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities may represent significant competition for us.

Any termination or suspension of or delays in the commencement or completion of, any necessary studies of GOA26 for any indications could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.

The commencement and completion of clinical studies can be delayed for a number of reasons, including delays related to:

●	the FDA or a comparable foreign regulatory authority failing to grant permission to proceed and placing the clinical study on hold;

●	subjects for clinical testing failing to enroll or remain in our trials at the rate we expect;

●	a facility manufacturing our drug candidate being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of GMP requirements or other applicable requirements or contamination of our drug candidate in the manufacturing process;

●	any changes to our manufacturing process that may be necessary or desired;

●	subjects choosing an alternative treatment for the indications for which we are developing our drug candidate or participating in competing clinical studies;

●	subjects experiencing severe or unexpected drug-related adverse effects;

●	reports from clinical testing on similar technologies and products raising safety and/or efficacy concerns;

●	third-party clinical investigators losing their license or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or employing methods consistent with the clinical trial protocol, GMP requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

●	inspections of clinical study sites by the FDA, comparable foreign regulatory authorities or IRB’s finding regulatory violations that require us to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study or that prohibit us from using some or all of the data in support of our marketing applications with the FDA;

●	third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor and we may not be able to use some or any of the data produced by such contractors in support of our marketing applications with the FDA;

●	one or more IRB’s refusing to approve, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	deviations of the clinical sites from trial protocols or dropping out of a trial;

●	adding new clinical trial sites;

●	the inability of the CROs to execute any clinical trials for any reason; and

●	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial.

Product development costs for our drug candidate will increase if we have delays in testing or approval or if we need to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to the FDA, comparable foreign regulatory authorities and IRBs for reexamination, which may impact the costs, timing or successful completion of that study. If we experience delays in completion of or if we, the FDA or other regulatory authorities, the IRB or other reviewing entities or any of our clinical study sites suspend or terminate any of our clinical studies of our drug candidate, its commercial prospects may be materially harmed and our ability to generate product revenues will be delayed. Any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to, termination or suspension of or a delay in the commencement or completion of, clinical studies may also ultimately lead to the denial of regulatory approval of our drug candidate. In addition, if one or more clinical studies are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our drug candidate could be significantly reduced.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing of our drug candidate is expensive and can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical testing and early clinical trials may not be predictive of the results of later-stage clinical trials. We cannot assure you that the FDA or comparable foreign regulatory authorities will view the results as we do or that any future trials of our drug candidate will achieve positive results. Drugs in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical testing and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for our drug candidate may not be successful.

In addition, a number of factors could contribute to a lack of favorable safety and efficacy results for our drug candidate. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care and differences in evaluation period and due to varying patient characteristics including demographic factors and health status.

We may be exposed to product liability risks and clinical and preclinical liability risks, which could place a substantial financial burden upon us should we be sued.

Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. We cannot be sure that claims will not be asserted against us. We cannot give assurances that we will be able to continue to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. A successful liability claim or series of claims brought against us and any claims or losses in excess of any product liability insurance coverage that we may obtain, could have a material adverse effect on our business, financial condition and results of operations.

GOA26 may have undesirable side effects which may delay or prevent marketing approval or, if approval is received, require it to be taken off the market, require it to include safety warnings or otherwise limit access to, the appeal of and sales of the product.

Unforeseen side effects from GOA26 could arise either during clinical development or, if approved, after the product has been marketed. This could cause regulatory approvals for, or market acceptance of, the product to be harder and more costly to obtain.

To date, no serious adverse events have been attributed to GOA26. The results of our current or future clinical trials may show that our drug candidate causes undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials and result in delay of or failure to obtain, marketing approval from the FDA and other regulatory authorities or result in marketing approval from the FDA and other regulatory authorities with restrictive label warnings. If our drug candidate receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by the use of our product:

●	regulatory authorities may withdraw their approval of the product, which would force us to remove the product from the market;

●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians, pharmacies;

●	we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

●	we may be subject to limitations on how we may promote the product;

●	sales of the product may decrease significantly;

●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our product.

We currently have no marketing and sales organization. If we are unable to establish our own marketing and sales capabilities or enter into agreements with third parties to market and sell our products after approval, we may not be able to generate product revenues.

We do not have a sales organization for the marketing, sales and distribution of any pharmaceutical products. In order to commercialize GOA26, we must develop these capabilities on our own or make arrangements with third parties for the marketing, sales and distribution of our products, if approved. The establishment and development of a direct sales force will be expensive and time-consuming and could delay our product launch, and we cannot be certain that we would be able to successfully develop this capability. As a result, we may seek one or more partners to handle some or all of the sales, marketing and distribution of our products once approved. There also may be certain markets within the United States and elsewhere for our drug candidate for which we may seek a co-promotion arrangement. However, we may not be able to enter into arrangements with third parties to sell any of our products that may be approved on favorable terms or at all. In the event, we are unable to develop our own marketing and sales force or collaborate with a third-party marketing and sales organization, we will not be able to commercialize our current or future product candidates following approval, which will negatively impact our ability to generate product revenues. Furthermore, whether we commercialize any product candidates following approval on our own or rely on a third party, our ability to generate revenue would be dependent on the effectiveness of the sales force. In addition, to the extent we rely on third parties to commercialize any drug candidate that may be approved in the future, we would likely receive less revenues than if we commercialized such product candidates ourselves.

Recent changes implemented by the United States government, including changes to grant funding and trade policies, may have adverse effects on our reputation, business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently or may in the future, conduct our business could adversely affect our business, reputation, financial condition and results of operations. For example, the U.S. government has recently adopted a new policy that would limit National Institutes of Health research funding for “indirect costs” to 15% of grants, which is an important form of funding for medical research at universities, medical schools, research hospitals and other scientific institutions and is significantly below what many institutions have been receiving for indirect costs. Although, as of the date of this offering circular, there is a nationwide injunction preventing the policy from taking effect, if this policy or any other policies related to grant funding, are ultimately put in place, we may be unable to realize all of the benefits of our two-year cooperative grant from the National Institute on Drug Abuse, part of the National Institutes of Health and the potential to receive future grant funding may be adversely affected.

Changes or proposed changes in U.S. or other countries’ trade policies may result in restrictions and economic disincentives on international trade. The U.S. government has recently imposed or is currently considering imposing, tariffs on certain trade partners. Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, the global economy and our industry and as a result, could have a material adverse effect on our business, financial condition and results of operations.

Public, political, or regulatory perception that our product candidate enables high-risk behavior could limit market acceptance, trigger strict regulatory restrictions or damage our reputation.

Our product candidate is designed to rapidly mitigate or reverse the toxic effects of severe alcohol poisoning. Because of this mechanism, we may face significant scrutiny regarding “moral hazard”—specifically, the public, political or medical perception that our therapeutic product acts as a safety net that encourages, validates or enables extreme binge drinking and alcohol abuse.

Hostile public sentiment or opposition from anti-substance abuse advocacy groups could influence regulatory bodies and commercial markets. This could result in, among other difficulties for us, the FDA imposing restrictions on distribution, mandating prominent warning labels or restricting our drug’s use to highly specific clinical settings. Any such restrictions would limit our addressable market and depress potential revenue.

Risks Related to Our Reliance on Third Parties

We depend on third parties in connection with our preclinical testing and clinical trial planning, which may result in costs and delays that prevent us from obtaining regulatory approval or successfully commercializing GOA26 or future product candidates.

We engage third parties to perform various aspects of our preclinical testing and clinical trials. We have entered into agreements with third parties that provide certain pharmaceutical research and development services to us. We depend on these third parties to perform these activities on a timely basis in accordance with the protocol, good laboratory practices, good clinical practices and other regulatory requirements. Our reliance on these third parties for preclinical and clinical development activities reduces our control over these activities. Accordingly, if these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, our preclinical testing and clinical trials may be extended, delayed, terminated or our data may be rejected by the FDA. If there are delays in testing or obtaining regulatory approvals as a result of a third party’s failure to perform, our drug discovery and development costs will likely increase and we may not be able to obtain regulatory approval for or successfully commercialize our current or future product candidates.

Third parties’ abilities to adequately and timely manufacture and supply our current or future product candidates are dependent on the operation of their facilities which may be impacted by, among other things:

●	availability, performance or contamination of raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier;

●	capacity of their facilities;

●	the performance of information technology systems;

●	compliance with regulatory requirements;

●	inclement weather and natural disasters;

●	changes in forecasts of future demand for product components;

●	timing and actual number of production runs for product components;

●	potential facility contamination by microorganisms or viruses;

●	updating of manufacturing specifications; and

●	product quality success rates and yields.

If the efficient manufacture and supply of our current or future product candidates is interrupted, we may experience delayed shipments or supply constraints, which may materially impact our ongoing and future preclinical testing and clinical trials.

Any contract manufacturer must undergo a potentially lengthy FDA approval process, as well as other regulatory approval processes and are subject to continued review by the FDA and other regulatory authorities. If we or our third-party service providers cease or interrupt production or if our third-party service providers fail to supply materials, products or services to us, we may experience delayed shipments and supply constraints for our current or future product candidates.

We will be dependent on third parties to manufacture GOA26 and our commercialization of GOA26 could be halted, delayed or made less profitable if those third parties fail to obtain manufacturing approval from the FDA or comparable foreign regulatory authorities, fail to provide us with sufficient quantities of GOA26 or fail to do so at acceptable quality levels or prices.

We do not currently have, nor do we plan to acquire, the capability or infrastructure to manufacture the active pharmaceutical ingredient in GOA26 for use in our clinical trials or for commercial products, if any. In addition, we do not have the capability to encapsulate our drug candidate as a finished drug product for commercial distribution. As a result, we will be obligated to rely on contract manufacturers, if and when our drug candidate is approved for commercialization. We have not entered into an agreement with any contract manufacturers for commercial supply and may not be able to engage a contract manufacturer for commercial supply of our drug candidate on favorable terms to us or at all.

The facilities used by our contract manufacturers to manufacture our drug candidate must be approved by the FDA or comparable foreign regulatory authorities pursuant to inspections that will be conducted after we submit a BLA to the FDA or their equivalents to other relevant regulatory authorities. We will not control the manufacturing process of and will be completely dependent on, our contract manufacturing partners for compliance with GMP regulations for the manufacture of both active drug substances and finished drug products. These GMP regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to any product candidates. If our contract manufacturers do not successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug candidate or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidate, if approved.

Our contract manufacturers will be subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies for compliance with GMP regulations and similar regulatory requirements. We will not have control over our contract manufacturers’ compliance with these regulations and standards. Failure by any of our contract manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure to grant approval to market our drug candidate, delays, suspensions or withdrawals of approvals, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. In addition, we will not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Failure by our contract manufacturers to comply with or maintain any of these standards could adversely affect our ability to develop, obtain regulatory approval for or market any of our drug candidate.

If, for any reason, these third parties are unable or unwilling to perform, we may not be able to terminate our agreements with them and we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them and we cannot be certain that any such third parties will have the manufacturing capacity to meet future requirements. If these manufacturers or any alternate manufacturer of finished drug product experiences any significant difficulties in its respective manufacturing processes for our API or finished products or should cease doing business with us, we could experience significant interruptions in the supply of our drug candidate or may not be able to create a supply of our drug candidate at all. Were we to encounter manufacturing issues, our ability to produce a sufficient supply of our drug candidate might be negatively affected. Our inability to coordinate the efforts of our third-party manufacturing partners or the lack of capacity available at our third-party manufacturing partners, could impair our ability to supply our drug candidate at required levels. Because of the significant regulatory requirements that we would need to satisfy in order to qualify a new bulk or finished product manufacturer, if we face these or other difficulties with our current manufacturing partners, we could experience significant interruptions in the supply of our drug candidate if we decided to transfer the manufacturing of our drug candidate to one or more alternative manufacturers in an effort to deal with the difficulties.

Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales. Additionally, we rely on third parties to supply the raw materials needed to manufacture our potential product. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to a future contract manufacturer caused by problems at suppliers could delay shipment of our drug candidate, increase our cost of goods sold and result in lost sales.

We cannot guarantee that our future manufacturing and supply partners will be able to reduce the costs of commercial scale manufacturing of our drug candidate over time. If the commercial-scale manufacturing costs of our drug candidate are higher than expected, these costs may significantly impact our operating results. In order to reduce costs, we may need to develop and implement process improvements. However, in order to do so, we will need, from time to time, to notify or make submissions with regulatory authorities and the improvements may be subject to approval by such regulatory authorities. We intend to produce our drug candidate at larger scale with third-party manufacturers prior to filing for product approval with the FDA. Before we may obtain regulatory approval of our drug candidate, our manufacturing processes need to be validated via audit/review by FDA or the European Medicines Agency (the “EMA”). Such audit may reveal issues and delay the approval of our drug candidate. Further, these processes may need to be scaled up to meet the volume production required to serve the anticipated market for our drug candidate. Although we believe the processes can be successfully scaled up, there can be no assurance that the processes can be successfully scaled up.

We cannot be sure that we will receive these necessary approvals or that these approvals will be granted in a timely fashion. We also cannot guarantee that we will be able to enhance and optimize output in our commercial manufacturing process. If we cannot enhance and optimize output, we may not be able to reduce our costs over time.

Our reliance on collaborations with third parties to develop and commercialize GOA26 may result in delays in product development and lost or reduced revenues, restrict our ability to commercialize GOA26 and adversely affect our profitability.

Our ability to develop, obtain regulatory approval of, manufacture and commercialize GOA26 depends upon our ability to maintain existing and enter into and maintain new, contractual and collaborative arrangements with others. We also engage and intend in the future to continue to engage, contract manufacturers and clinical trial investigators.

In addition, although not a primary component of our current strategy, the identification of new compounds or product candidates for development may require us to enter into license or other collaborative agreements with others, including other pharmaceutical companies and research institutions. Such collaborative agreements for the acquisition of new compounds or product candidates would typically require us to pay license fees, make milestone payments and/or pay royalties. Furthermore, these agreements may result in our revenues being lower than if we developed such product candidates and in our loss of control over the development of such product candidates.

Contractors or collaborators may have the right to terminate their agreements with us or reduce their payments to us under those agreements on limited or no notice and for no reason or reasons outside of our control. For example, if we are unable to retain a licensor on commercially acceptable terms, we will not be able to commercialize GOA26 and we may experience delays in our suspension of the marketing of GOA26. The same could apply to other product candidates we may develop or acquire in the future. Our dependence upon third parties to assist with the development and commercialization of any product candidates may adversely affect our ability to generate profits or acceptable profit margins and our ability to develop and deliver such product candidates on a timely and competitive basis.

If our future licensees exercise termination rights they may have or if these license agreements terminate because of delays in obtaining regulatory approvals or for other reasons and we are not able to establish replacement or additional research and development collaborations or licensing arrangements, we may not be able to develop and/or commercialize any product candidates. Moreover, any future collaborations or license arrangements we may enter into may not be on terms favorable to us.

A further risk we face with the collaborations is that business combinations and changes in the collaborator or their business strategy may adversely affect their willingness or ability to complete their obligations to us. Our current or any future collaborations or license arrangements ultimately may not be successful. Our agreements with collaborators typically allow them discretion in electing whether to pursue various development, regulatory, commercialization and other activities. If any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the preclinical or clinical development or commercialization of the affected drug candidate or research program would be delayed or terminated.

Other risks associated with our collaborative and contractual arrangements with others include the following:

●	we may not have day-to-day control over the activities of our contractors or collaborators;

●	our collaborators may fail to maintain, defend or enforce patents they own on compounds or technologies that are incorporated into the product candidates we develop with them;

●	third parties may not fulfill their regulatory or other obligations; and

●	we may not realize the contemplated or expected benefits from collaborative or other arrangements; and disagreements may arise regarding a breach of the arrangement, the interpretation of the agreement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development and/or commercialization of our current or future product candidates or could result in us not being able to commercialize any product candidates, if approved. Further, disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development and/or commercialization of any product candidates will be delayed or may never be realized.

Risks Related to Government Regulation

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell future products and profitability. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted or whether the FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals of our drug candidate, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

On March 23, 2010, President Obama signed into law the ACA, which includes a number of healthcare reform provisions and requires most U.S. citizens to have health insurance. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The law, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations and establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also have been added, which may require modification of business practices with healthcare practitioners. The ACA also revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

There have been judicial, congressional and executive branch efforts to repeal, modify or delay the implementation of the law. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. If the ACA is repealed or modified or if implementation of certain aspects of the Health Care Reform Law are delayed, such repeal, modification or delay may materially adversely impact our business, strategies, prospects, operating results or financial condition. We are unable to predict the full impact of any repeal or modification in the implementation of the ACA on us at this time.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the IRA, among other things, (1) directs the U.S. Department of Health and Human Services (“HHS”) to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively starting in 2023, although the Medicare drug pricing negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services and in turn could significantly reduce the projected value of certain development projects and reduce or eliminate our profitability. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for any product candidates, if approved and accordingly, the financial operations.

In the coming years, additional changes could be made to governmental healthcare programs such as allowing the Medicare program to negotiate prices for certain drugs that could significantly impact the development and success of our future product candidates and we could be adversely affected by current and future healthcare reforms.

Clinical trials for GOA26 could be conducted outside the United States and, where this is the case, the FDA may not accept data from such trials.

Currently, we plan to conduct clinical trials for GOA26 in Australia and we may conduct trial in additional jurisdictions outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States in support of research or marketing applications for our drug candidate, this is subject to certain conditions set out in 21 C.F.R. § 312.120. For example, such foreign clinical trials are to be conducted in accordance with GCP, including review and approval by an independent ethics committee and the obtaining of informed consent from the subjects of the clinical trials. The FDA must also be able to validate the data from the study through an onsite inspection if it deems it necessary. The non-U.S. clinical data should also be applicable to the U.S. population and U.S. medical practice. Other factors that may affect the acceptance of non-U.S. clinical data include differences in clinical conditions, study populations or regulatory requirements between the U.S. and the foreign country. If the FDA does not accept our non-U.S. clinical data, we would need to conduct additional trials, which would be costly and time-consuming and delay aspects of our business plan and which may result in GOA26 not receiving marketing approval.

Risks Related to Ownership of Our Common Stock

There is currently no market for our common stock and there can be no assurance that any market will ever develop. You may therefore be unable to resell shares of our common stock at times and prices that you believe are appropriate.

Our common stock is not listed on a national securities exchange or any other exchange or quoted on an over-the-counter market. Therefore, there is no trading market, active or otherwise, for our common stock and our common stock may never be included for trading on any stock exchange, automated quotation system or over-the-counter market. Accordingly, our common stock is highly illiquid and it may be difficult or impossible for you to resell such shares at times and prices that you may desire.

Our co-founders own or control a substantial majority of our stock and will be able to exert control over matters subject to stockholder approval.

As a result of his and his family’s stockholdings, as of September 30, 2026 (the most recent practicable date for providing such information), Andrew Altschuler, our Co-Founder, President, CEO and Chairman, controls approximately 57% of the voting power represented by the Company’s currently outstanding securities. Moreover, pursuant to the operation of the voting agreement and irrevocable proxies and powers of attorney described elsewhere in this offering circular (see “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders” and “Description of Securities – Voting Arrangements among Stockholders”), Mr. Altschuler may control a higher percentage of the voting power represented by the Company’s currently outstanding securities. In addition, investors in this offering will be required to grant an irrevocable voting proxy to Mr. Altschuler, which will prevent those investors from voting their shares until the waiver or termination of the proxy by Mr. Altschuler, neither of which may ever occur. Furthermore, as of September 30, 2026, Dr. Tami Ehrmann Barr, our Co-Founder and Chief Scientific Officer and a member of our Board of Directors, controls approximately 34% of the voting power represented by the Company’s currently outstanding securities.

As a result of this share ownership and of the voting agreement and irrevocable proxies and powers of attorney referred to above, these stockholders have the ability to control us through their ownership positions. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders can control elections of directors, amendments to our organizational documents or the approval of any merger, purchase or sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interests as one of our stockholders.

Provisions in our charter documents could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our corporate documents and Delaware corporate law contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions:

●	provide that vacancies on our board of directors, including vacancies as a result of removal or enlargement of the board of directors, may be filled by directors then in office, even though less than a quorum;

●	specify that special meetings of our stockholders can be called only by our board of directors, chief executive officer or the chairman of our board of directors;

●	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

●	include a forum selection clause, which means certain litigation can only be brought in Delaware.

In addition, Delaware corporate law prohibits large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances. These provisions and other provisions under Delaware corporate law could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and cause us to take other corporate actions our stockholders’ desire.

If you do not qualify for Bonus Shares, the net tangible book value per share of the common stock you purchase will be diluted more than the Shares purchased by investors who do qualify.

The issuance of Bonus Shares will result in dilution to all stockholders of the Company, including investors in this offering who do not receive Bonus Shares. Because Bonus Shares are issued for no additional cash consideration, the net tangible book value per share of our common stock will be diluted upon the issuance of such Bonus Shares. Investors in this offering who do not receive Bonus Shares will experience greater dilution per dollar invested than those investors who receive Bonus Shares. This means that, for the same investment amount, an investor who does not receive Bonus Shares will own a smaller percentage of the Company’s outstanding equity compared to investors who receive Bonus Shares.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants; provided that these provisions of our certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act unless we consent in writing to the selection of an alternative forum. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our current or former directors, officers and other employees or stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

We do not expect to pay any dividends on our common stock.

We currently expect to retain all future earnings, if any, for future operation, expansion and debt repayment and have no current plans to pay any cash dividends to holders of our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our operating results, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends generally may be further limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

General Risk Factors

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We have been documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our common stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls and any failure to maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, for so long as we are an emerging growth company or a non-accelerated filer, our independent auditor will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and could have a material and adverse effect on our business, results of operations and financial condition.

Changes in accounting principles or guidance or in their interpretations, could result in unfavorable accounting charges or effects, including changes to our previously filed financial statements, which could cause the value of our stock to decline.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in these principles or guidance or in their interpretations, may have a significant negative effect on our reported results and retroactively affect previously reported results, which, in turn, could cause our stock price to decline.

Changes in tax laws, tariffs or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances or new tariff laws, rules, policies or enforcement approaches could be enacted at any time, which could affect our business operations and financial performance. Further, existing tax and tariff laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges and could increase our future U.S. tax expense.

Our ability to use net operating loss carryforwards and certain other tax attributes to offset future taxable income or taxes may be limited.

Under current law, federal net operating losses incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited to 80% of taxable income. It is uncertain whether and to what extent various states will conform to federal tax laws. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change in its equity ownership value over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may have experienced an ownership change in the past and we may also experience additional ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, if we earn net taxable income, we may be unable to use all or a material portion of our net operating loss carryforwards and other tax attributes, which could potentially result in increased future tax liability to us and adversely affect our future cash flows.

Health epidemics or pandemics may adversely affect our business, financial condition and results of operations.

Health epidemics or pandemics may negatively impact worldwide economic and commercial activity and financial markets. For example, Covid-19 previously resulted in significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces. If we or any of our business partners, clinical trial sites, suppliers and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions as a result of a health epidemic or pandemic, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, if our development of GOA26 were to be delayed, it may have a material adverse effect on our business, results of operations and financial condition. In addition, an epidemic’s or pandemic’s impact on the medical community and the global economy could have an adverse impact on future sales upon which we expect to derive royalties and milestones, which could lead to a decrease in our revenues, net income and assets. If the adverse effects of a health epidemic or pandemic continue for a prolonged period or result in sustained economic stress, higher inflation levels or recession, many of the other risks described in this “Risk Factors” section could be exacerbated, such as those relating to our reliance on a limited number of suppliers and our need to raise additional capital to fund our existing operations.

Unstable market and economic conditions, geopolitical conditions, domestic and foreign trade policies, monetary policies and other factors beyond our control may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, bank failures, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

In addition, the global macroeconomic environment could be negatively affected by, among other things, instability in global economic markets, increased U.S. trade tariffs and trade disputes with other countries, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the withdrawal of the United Kingdom from the European Union, the Russian invasion of Ukraine, the war in the Middle East and other political tensions and foreign governmental debt concerns. Such challenges have caused and may continue to cause uncertainty and instability in local economies and in global financial markets.

Inflation may adversely affect us.

Inflation can adversely affect us by increasing the costs of clinical trials and research, the development of any product candidates, administration and other costs of doing business. We may experience increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations sooner than expected, which funds may not be available in sufficient amounts or on reasonable terms, if at all.

We are subject to stringent and evolving U.S. and non-U.S. laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials and sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security.

In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). For example, as further discussed above, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information. In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”), (collectively, “CCPA”) applies to personal information of consumers, business representatives and employees who are California residents and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels and we anticipate that more states will pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely.

We may also be subject to new laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act (“MHMD”) broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws.

Outside the United States, an increasing number of laws, regulations and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. Our inability or failure to do so could result in adverse consequences, including class action litigation and mass arbitration demands.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allow for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company’s use of the standard contractual clauses to transfer personal data from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal data to the United States.

In addition, we are bound by contractual obligations related to data privacy and security and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statement regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our internal information technology systems or sensitive information or those of our third-party CROs or other contractors or consultants, are or were compromised, we could experience adverse consequences from such compromise, including but not limited to, a material disruption of the development of any product candidates, regulatory investigations or actions, litigation, fines and penalties, reputational harm, loss of revenue or profits and other adverse consequences.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we may process confidential and sensitive information, including personal data (such as health-related data), intellectual property and trade secrets (collectively, “sensitive information”). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, encryption and authentication technology, employee email and other functions. Our ability to monitor these third parties’ information security practices is limited and these third parties may not have adequate information security measures in place. We may share or receive sensitive information with or from third parties.

Cyberattacks, malicious internet-based activity and online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive information and information technology systems and those of the third parties upon which we rely. These threats are prevalent and continue to increase, are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including, but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods and other similar threats. Ransomware attacks, including by organized criminal threat actors, nation-states and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations; loss of data, information technology assets and income; reputational harm; and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services. Additionally, remote work has become more common and poses increased risks to our information technology systems and data, as more of our employees work from home, utilizing network connections outside our premises. Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities and it may be difficult to integrate companies into our information technology environment and security program.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of or access to our sensitive information. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to conduct our business operations. For example, a security incident could result in a material disruption and delay of the development of any product candidates. In addition, the loss of preclinical study data or future clinical trial data for any product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, industry standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature and may not be detected until after a security incident has occurred. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems, our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third-party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. Additionally, our sensitive information could be leaked, disclosed or revealed as a result of or in connection with our employee’s, personnel’s or vendor’s use of generative AI technologies, resulting in adverse consequences. In each case, these consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause interruptions in our operations and could result in a material disruption of our programs and negatively impact our ability to grow and operate our business. For example, the loss of clinical trial data for any product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our contracts may not contain limitations of liability and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.

DILUTION

Certain of our officers and directors have rights to acquire shares, although none of them have acquired shares during the past year. Set forth below is information from which comparisons can be made between the expected cash contributions to the Company of the investors in this offering and the expected average effective cash contributions of those directors and executive officers for the shares they have rights to acquire.

The following directors and executive officers have the following rights to acquire shares:

	Rights to Acquire Shares
	Nonstatutory Stock Options			Warrants
Directors and Executive Officers	Number	Exercise Price	Vesting	Number	Exercise Price		Expiration Year
Andrew Altschuler	6,908,000	$0.94	vested	-		-	-
Tami Ehrmann Barr	6,908,000	$0.94	vested	-		-	-
Dean Hakanson	1,375,000	$5.20	125,000 vested, rest vesting quarterly through March 2031	90,000		$1.11	2031
Scott Howell	1,375,000	$5.20	125,000 vested, rest vesting quarterly through April 2031	100,000 75,000	$ $	1.11 1.85	2030 2031

Investors in this offering will incur immediate dilution to the net tangible book value of their shares.

Net tangible book value per share is calculated by, as of a given date, subtracting our total liabilities from our total tangible assets and dividing the result by the number of outstanding shares. As of December 31, 2025, our historical net tangible book value was $2,659,269, or $0.03 per share, assuming the conversion of all preferred stock into common stock on a one-to-one basis and the resulting total number of 96,090,176 shares outstanding. After giving effect to the following transactions that occurred in 2026 (through September 30 of such year, which is the most recent practicable date for providing such information) – (i) the exercise of 100,000 warrants for 100,000 shares at an exercise price of $1.85 per share, or an aggregate of $185,000; (ii) the exercise of 135,133 warrants for 135,133 shares at an exercise price of $1.11 per share, or an aggregate of $149,998; (iii) the exercise of restricted stock awards under the 2024 Stock Plan for 45,000 shares for zero cash; (iv) the sale of 2,390,448 shares of our Series Seed-7 preferred stock for $1.85 each, or an aggregate of $4,422,350; and (v) the sale of 619,206 shares of our Series Seed-8 preferred stock for approximately $5.20 each, or an aggregate of $3,219,871 – our as-adjusted net tangible book value as of December 31, 2025 would have been $10,636,488, or $0.11 per share, assuming the conversion of all preferred stock into common stock on a one-to-one basis and the resulting total number of 100,183,706 shares outstanding. In addition, after giving effect to this offering, our as-adjusted, pro forma net tangible book value would be $66,886,488, or $0.64 per share, assuming the sale of 3,750,000 new shares at $15.00 per share and the issuance of 750,000 Bonus Shares for zero cash (in each case before deducting the commissions, fees and expenses of this offering, in each case payable by us) and the conversion of all preferred stock into common stock on a one-to-one basis, resulting in a total number of 104,683,706 shares outstanding. This represents an immediate increase of $0.53 per share in net tangible book value for existing stockholders and an immediate dilution of $14.36 per share for investors purchasing shares in this offering, as illustrated below:

Offering price per share		$15.00
Historical net tangible book value per share as of December 31, 2025	$0.03
As-adjusted net tangible book value per share as of December 31, 2025	0.11
Increase in as-adjusted net tangible book value per share as a result of this offering	0.53
As-adjusted, pro forma net tangible book value per share after this offering	0.64
Dilution per share to investors in this offering		$14.36

The following table sets forth, as of September 30, 2026, the total number of shares previously issued and sold to existing investors (including shares of preferred stock convertible into common stock on a one-to-one basis), the total consideration paid for the foregoing and the average price per share paid, or to be paid, by existing stockholders and by the new investors in this offering. The calculation below is based on the $15.00 purchase price per share set forth on the cover page of this offering circular (before deducting the commissions, fees and expenses of this offering, in each case payable by us):

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent	($)
Existing stockholders	100,183,706	95.70%	$15,662,967	(1)	21.78%	0.16
New investors	3,750,000	3.58%	56,250,000		78.22%	15.00
Bonus Shares	750,000	* %	0		0.00%	0.00
Total	104,683,706	100.00%	$71,912,967		100.00%	0.69

*	less than one percent.

(1)	Consists of cash paid, debt canceled, value of intellectual property contributions made and other consideration provided in exchange for shares.

The above table excludes:

●	5,355,842 warrants to acquire 5,355,842 shares of our common stock, outstanding as of September 30, 2026. These warrants are currently exercisable and are not subject to vesting. Their exercise prices vary from $0.09 to $5.20, and they expire between 2027 and 2035. For more information concerning these warrants, see “Description of Securities – Warrants”;

●	20,217 warrants to acquire 20,217 shares of our Series Seed-2 preferred stock, outstanding as of September 30, 2026. These warrants are currently exercisable and are not subject to vesting. Their exercise price is $0.9398 and they expire in 2034. For more information, see “Description of Securities – Warrants”;

●	2,513 warrants to acquire 2,513 shares of our Series Seed-3 preferred stock, outstanding as of September 30, 2026. These warrants are currently exercisable and are not subject to vesting. Their exercise price is $0.995 and they expire in 2034. For more information, see “Description of Securities – Warrants”; and

●	21,255 warrants to acquire 21,255 shares of our Series Seed preferred stock, outstanding as of September 30, 2026. These warrants are currently exercisable and are not subject to vesting. Their exercise price is $1.1056 and they expire in 2034. For more information, see “Description of Securities – Warrants.”

●	18,202,000 nonstatutory stock options to acquire 18,202,000 shares of our common stock and 45,000 restricted stock awards, outstanding as of September 30, 2026. Of these options, 6,908,000 were granted to Mr. Altschuler; 6,908,000 were granted to Dr. Ehrmann Barr; 1,375,000 were granted to Dr. Hakanson, our Chief Medical Officer, 1,375,000 were granted to Dr. Howell, our Chief Commercial Officer. The remaining 1,636,000 additional nonstatutory stock options and 45,000 restricted stock awards were granted among seven additional consultants and employees. For more information on the various exercise prices and vesting terms of these awards, see “Compensation of Directors and Executive Officers – 2024 Stock Plan.”

To the extent any outstanding options or warrants are exercised, new options, restricted stock or other securities are issued under our stock-based compensation plans or any other securities are issued, or we issue additional shares, warrants or other securities in the future, there will be additional dilution to the investors participating in this offering. In particular, contemporaneously with but separately from this offering, we may conduct offers and sales of up to an additional 15,000,000 or more shares of our common stock at the same price as the shares being offered and sold in this offering in transactions exempt from registration or qualification under the U.S. federal securities laws, including offers and sales to “accredited investors” pursuant to Rule 506(c), Regulation D under the Securities Act or other exemptions from U.S. federal securities registration. This offering circular may be provided to prospective investors in any such transactions, for their information. Sales made in such quantities pursuant to such other exemptions may substantially dilute the investors who participate in this offering.

As a result of the dilution described above, investors purchasing shares in this offering could receive significantly less than the full purchase price they paid for their shares in the event of a liquidation.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Overview

This is a Regulation A, Tier 2 offering of shares of Goa Therapeutics Corporation, a Delaware corporation. This offering is being conducted on a best efforts basis. Up to 5,000,000 shares of our common stock, par value $0.0000001 per share, are being offered. Approximately 75% of these shares, or 3,750,000 shares if all the shares are sold, will be newly issued shares sold by us. Approximately 10% of these shares, or 500,000 shares if all the shares are sold, will be previously issued shares resold by the selling securityholders identified below. In addition, up to 750,000 of these shares may be awarded as Bonus Shares to investors who make sufficiently large investments, as described below.

The minimum purchase requirement per investor is 50 shares ($750), although we may waive this requirement on a case-by-case basis in our discretion.

There is no public market for our common stock and we do not expect such a market to arise in the foreseeable future. As a result, investors must be willing and able to hold their shares for an indefinite period of time.

Contemporaneously with this offering, we plan to conduct offers and sales of up to an additional 15,000,000 or more shares of our common stock at the same price as the shares being offered and sold in this offering to “accredited investors” pursuant to Rule 506(c), Regulation D under the Securities Act or other exemptions from U.S. federal securities registration. This offering circular may be provided to those investors in connection with such offers. Sales made in such quantities pursuant to such other exemptions may substantially dilute the investors who participate in this offering.

To the extent any of GOA’s officers or directors makes any direct communications in connection with any offers or sales of shares, they intend to act under Rule 3a4-1 under the Exchange Act and therefore none of them is required to register as a broker-dealer in order to make such communications.

Subscriptions for shares are irrevocable and the purchase price is non-refundable, unless Goa rejects a subscription, as it may for any reason or for no reason.

Shares will be issued in book-entry electronic form only. The transfer agent for the shares is DealMaker Transfer Agent LLC (O/A “DealMaker Shareholder Services”).

Share Price, Bonus Shares

Shares will be sold for $15.00 per share in cash, aside from the shares awarded as Bonus Shares, which will be issued to eligible investors for no additional cash in consideration of the extent to which such eligible investors are already making investments in this offering (with larger investments attracting larger amounts of Bonus Shares). Specifically, Bonus Shares will be awarded in whole number amounts to investors whose investments meet the following dollar thresholds:

Bonus Shares Awarded
Amount Invested	As many whole shares as could be purchased at $15.00 per share with:
$5,000 or more	2.5% of the amount invested
$10,000 or more	5.0% of the amount invested
$15,000 or more	7.5% of the amount invested
$20,000 or more	10.0% of the amount invested
$25,000 or more	12.5% of the amount invested
$30,000 or more	15.0% of the amount invested

Only whole shares will be issued, and fractional Bonus Share amounts awarded will be rounded up to the nearest whole number of Bonus Shares (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000). Based on the foregoing:

●	investing $4,500 will give you 300 shares – plus zero Bonus Shares;

●	investing $9,000 will give you 600 shares – plus the number of Bonus Shares that could be purchased with 2.5% of that investment amount, or 15 Bonus Shares;

●	investing $18,000 will give you 1,200 shares – plus the number of Bonus Shares that could be purchased with 7.5% of that investment amount, or 90 Bonus Shares; and

●	investing $36,000 will give you 2,400 shares – plus the number of Bonus Shares that could be purchased with 15.0% of that investment amount, or 360 Bonus Shares.

Bonus Shares will be awarded upon the completion of this offering, based on the aggregate amount invested by each qualifying investor over the course of the offering.

Prior to the completion of this offering, if a sufficient number of Bonus Shares remain unawarded, we may amend the terms of the offering to repurpose some or all of those remaining Bonus Shares as shares to be offered and sold by us to investors for cash (provided that the value of all shares sold for cash and all Bonus Shares awarded in this offering at no time exceeds $75,000,000).

If we issue Bonus Shares, no additional cash will be received for such shares. However, if we repurpose Bonus Shares and sell such shares for cash, we will receive additional proceeds, subject to the payment of additional Broker compensation and other related expenses. The Broker has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares, unless such shares are repurposed and sold for cash, in which case there would be added Broker compensation paid.

Investors not eligible for Bonus Shares will experience dilution compared to investors who receive Bonus Shares. See “Dilution.”

Determination of Offering Price

The $15.00 per share offering price was determined by the Company based on the Company’s progress since its private offering of Series Seed-8 preferred shares in March and April 2026, when those shares (convertible into shares of our common stock at a 1-to-1 conversion rate, subject to future adjustments under certain anti-dilution or recapitalization conditions) were sold at a price of $5.20 per share, raising well over $1 million. Since that offering, the Company has:

●	Filed additional patent applications and received additional patent approvals;

●	Made further scientific and technical progress;

●	Added key personnel to its scientific, clinical and corporate teams;

●	Received feedback from the FDA regarding the Company’s planned development program and IND submission; and

●	Begun having initial conversations with investment banks regarding conducting a potential registered initial public offering in the next 1-2 years or later, depending on the achievement of future clinical milestones.

In addition, market research that we have commissioned and paid for, which included interviews with over 50 senior stakeholders across emergency medicine, trauma care and hospital administration functions and in payer organizations, has estimated peak annual sales revenue for GOA26 of approximately $1.6 billion in the U.S. market alone, assuming delivery of the product in an intravenous form in emergency settings, and assuming a price per dose of approximately $5,000. The same research suggests that estimated peak annual sales revenue could reach $1.7 billion to $2 billion in other scenarios, including scenarios in which the price per dose is lower. None of these estimates include revenue from outside the United States or from additional, possible GOA26 products, such as consumer and over-the-counter applications, which we are not yet developing but which we could choose to develop in the future, if and to the extent such applications are found to be appropriate and are supported by clinical evidence and regulatory review.

As of September 30, 2026 (the most recent practicable date for providing such information), prior to the commencement of this offering, we had outstanding approximately 65,370,588 of our shares of common stock and approximately 34,813,118 of our shares of preferred stock (convertible into shares of our common stock at a 1-to-1 conversion rate, subject to future adjustments under certain anti-dilution or recapitalization conditions), or a total of 100,183,706 shares, common and convertible preferred, issued and outstanding. Based on this number of outstanding shares, and the price at which we are offering new shares of common stock in this offering, the pre-offering value of our company, prior to the issue and sale of any shares in this offering, could be calculated to be $1.487 billion. This calculation is provided for informational purposes only. It is based on assumptions and expectations made as of the date of this offering circular and is subject to significant economic, market and operational uncertainties and to changes and developments subsequent to the date of this offering circular. Important factors that could cause our results of operations, financial condition and value to differ materially from expectations include, among other things, the risk factors discussed in this offering circular. This calculation is not a guarantee of actual future market value. It does not represent a verified market transaction or a formal finding or opinion. It should not be relied upon as investment, tax, or legal advice. Investors should conduct their own due diligence and analysis, and consult with professional advisors, before making any investment decisions.

Timing of the Offering, Availability of Proceeds to Sellers

We expect to commence the offering on or about the date on which the SEC qualifies the offering statement of which this offering circular is a part. The offering will expire on the earliest of (1) the date on which the maximum offering amount has been sold, (2) one year from the date on which the SEC qualifies the offering statement and (3) such earlier date as we may select in our sole discretion. There is no minimum offering amount to be raised. We will accept investor subscriptions on a rolling basis and no third-party escrow will be used. Funds tendered by investors will be held in a segregated account until the associated subscriptions are accepted by us and the Broker. Once such subscriptions are accepted, the associated funds will be made available to us and the selling securityholders for immediate use.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the Broker in connection with this offering:

	Per Share	Maximum
Public offering price (excluding Bonus Shares)	$15.00	$63,750,000
Broker commissions (1) (2)	$0.675	$2,868,750
Proceeds, before expenses and fees, to us and the selling securityholders	$14.325	$60,881,250

(1)	In the case of Bonus Shares being repurposed, there would be added Broker compensation commensurate with the commission associated with the value of the repurposed shares being sold, up to a maximum of $506,250.

(2)	Goa will pay the commissions on all the shares being sold for cash, including the new shares issued by Goa and the selling securityholders’ shares. The total commission on the selling securityholders’ shares will be $337,500, if all such shares are sold.

In addition to the commissions to the Broker shown above, the Broker and its affiliates will receive additional compensation, as described below.

How and Where to Buy

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA/SIPC, has been engaged to provide operational processing, compliance and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to selling such for the Company as part of the distribution of the securities, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act.

The aggregate compensation payable to the Broker and its affiliates is described below.

Administrative and Compliance Related Functions

The Broker will provide administrative and compliance related functions in connection with this offering, including:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager;

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

●	Reviewing with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools

●	Reviewing with the Company on question customization for investor questionnaire;

●	Reviewing with the Company on selection of webhosting services;

●	Reviewing with the Company on completing template for the offering campaign page;

●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to the Company on preparation and completion of this offering Circular;

●	Advising the Company on how to configure our website for the offering working with prospective investors;

●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the offering; and

●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay the Broker a one-time setup payment of $27,500 for accountable expenses; and, after the offering commences, a cash commission equal to four and one-half percent (4.5%) of the amount raised in the offering, not to exceed $2,868,750, if fully subscribed, or $3,375,000, if fully subscribed and if all Bonus Shares are repurposed. The Broker shall not otherwise receive a cash commission on the issuance of the Bonus Shares unless unawarded Bonus Shares are sold for cash, in which case the Broker will receive a cash commission on those sales.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of the Broker, to create and maintain the online subscription processing platform for the offering.

For these services, we have agreed to pay DealMaker:

●	A one-time setup payment of $10,000, plus a monthly fee of $2,000 for up to three months ($6,000) for accountable expenses, prior to the offering commencement.

●	After the offering commences, a monthly account management fee of $2,000 up to a maximum of $18,000.

For these services, we have agreed to pay DealMaker maximum compensation of $34,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of the Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress and advise on strategic planning, implementation, and execution of the Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

●	A one-time setup payment of $30,000, plus a monthly fee of $11,000 per month for up to three months ($33,000) for accountable expenses, prior to the offering commencement.

●	After the offering commences, a monthly fee of $11,000 (not to exceed $99,000 in aggregate) while the offering is ongoing.

●	We have approved a budget, to be used for supplemental offering marketing on a case-by-case basis subject to our approval, of $1,125,000, which could be paid to Reach for these services.

For these services, we have agreed to pay Reach maximum compensation of $1,287,000.

The maximum compensation to be paid to the Broker and its affiliates shall not exceed a maximum compensation limit for this offering of the lesser of five and sixty-two one-hundredths percent (5.62%) of the gross proceeds of this offering and $4,217,250 (which in the case of the repurposing of all the Bonus Shares would increase to $4,723,500).

The Broker has not investigated the desirability or advisability of investment in the common stock, nor approved, endorsed or passed upon the merits of purchasing the common stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of the Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Subscription Procedures

Subscription Via the invest.goatherapeutics.com Website

Investors will be required to subscribe to the offering via a website and to agree to the terms of the offering, the subscription agreement and all other relevant documents presented to them. There are no fees associated with the use of the website, which is provided by DealMaker.

This offering circular and the offering documents specific to this offering will be available to prospective investors for viewing 24 hours per day, 7 days per week through invest.goatherapeutics.com. Before committing to purchase shares, each potential investor must consent to receive the offering circular and all other offering documents electronically. In order to purchase shares, a prospective investor must complete and electronically sign and deliver via the website a subscription agreement, the form of which is included as an exhibit to the offering statement filed with the SEC of which this offering circular forms a part, and send payment to us by acceptable payment processing, as further identified in website transaction process. Prospective investors must also have agreed to the DealMaker Terms of Use and Privacy Policy. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. The Broker will review all subscription agreements completed by the investor. The Broker and the Company will confirm any Bonus Shares to be issued to each investor, which will require no effort on the part of the investor during the subscription process. After the Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company, and the purchase shares and eligible Bonus Shares will be issued to the investor.

Payment and Closing Procedures

Investors may subscribe by tendering funds via wire, credit or debit card or ACH only, and checks will not be accepted. Investors will subscribe via the invest.goatherapeutics.com website and investor funds will be processed via DealMaker’s integrated payment solutions.

Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

A holdback is a small amount of the gross proceeds that is retained with the entity that manages the payment processing rails in a processing account for an issuer. This holdback is to ensure the prompt collection of payment processing fees (the costs for the movement of funds from the investors to the issuer for wire, ACH and credit card payments), any investor refund/cancellation processing, and any returns/non-sufficient funds processing on settlement of the investor gross proceeds – the latter two being the predominant use of the holdback, since the timing of cash needs for the processing of those refund/cancellation/settlement issues are entirely outside of the control of the payment processor and is unpredictable. In some cases, these processes are subject to banking laws that automatically deduct funds from the original receiving account. When funds are not present for processing those deductions, it will create additional settlement issues within the ACH processing network.

The Company will close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to its regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the broker-dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in the Company’s payment processor account. Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the Broker is unable to clear a subscription agreement, the investor’s funds are returned in full. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

Selling Securityholders

Each of our two co-founders, Andrew Altschuler and Dr. Tami Ehrmann Barr, will sell a portion of their respective stockholdings in this offering, up to a total of 10% of all the shares being qualified for issue, or 500,000 shares. We expect the total amount of shares sold by the selling securityholders to be in proportion to the total amount of shares sold in this offering; for example, if the total amount of shares sold in this offering is 75% of the total amount of shares offered, then we expect that the total amount of shares sold by the selling securityholders to be 75% of the shares offered by the selling securityholders. We expect that each of the selling securityholders will sell one-half of the total amount of shares sold by both of them, as follows:

Shares Sold By:	If Total Amount of Shares Sold in this Offering is the Maximum Amount
Andrew Altschuler	250,000
Dr. Tami Ehrmann Barr	250,000
Subtotal	500,000
Goa Therapeutics Corporation (including Bonus Shares)	4,500,000
Total	5,000,000

Following this offering, Mr. Altschuler will still retain a majority, and Dr. Ehrmann Barr will still retain a substantial minority, of our outstanding voting securities and as a result of such holdings and additional agreements relating to voting will continue to control Goa. See “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders – Voting Power of the Co-Founders.”

Limitations on Your Investment Amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and to non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A, which states:

“In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor (as defined in Rule 501 (§230.501)) or the aggregate purchase price to be paid by the purchaser for the securities (including the actual or maximum estimated conversion, exercise or exchange price for any underlying securities that have been qualified) is no more than ten percent (10%) of the greater of such purchaser’s:

(1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§230.501)); or

(2) Revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.”

For general information on investing, we encourage you to refer to www.investor.gov.

Contemporaneous Exempt Offers and Sales

Contemporaneously with but separately from this offering, we may conduct offers and sales of up to an additional 15,000,000 or more shares of our common stock at the same price as the shares being offered and sold in this offering in transactions exempt from registration or qualification under the U.S. federal securities laws, including offers and sales to “accredited investors” pursuant to Rule 506(c), Regulation D under the Securities Act or other exemptions from U.S. federal securities registration. This offering circular may be provided to prospective investors in any such transactions, for their information. Sales made in such quantities pursuant to such other exemptions may substantially dilute the investors who participate in this offering.

No sales of the shares in this offering will be made anywhere in the world prior to the qualification of the offering statement of which this offering circular forms a part by the SEC. All shares will be initially offered in all jurisdictions at the same U.S. dollar price that is set forth in this offering circular, except that, after such initial offering, the offering price and other selling terms may be changed, in our sole discretion.

State Blue Sky Laws

We intend to offer and sell our securities in this offering to retail customers in every state in the United States plus the District of Columbia and Puerto Rico. In each of the foregoing jurisdictions in which we intend to make offers and sales, we have made notice filings where required in respect of our intentions to make offers and sales there.

The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a U.S. federal statute, preempts the states from regulating transactions in certain securities, which are referred to as “covered securities.” NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can bar the sale of covered securities in a particular case. NSMIA also allows states and territories to require notice filings and collect fees with regard to resale transactions and a state may suspend the offer and resale of our securities within such state if any such required filing is not made or fee is not paid. The various states and other jurisdictions can impose fines on us or take other regulatory actions against us if we fail to comply with their securities laws.

Although we are taking steps to help insure that we will conduct all offers and sales in this offering in compliance with all state securities laws, there can be no assurance that we will be able to achieve such compliance in all instances or avoid fines or other regulatory actions if we do not achieve compliance.

Foreign Restrictions on Purchases of Shares

We have not taken any action to permit a public offering of the securities offered hereby or to permit the possession or distribution of this offering circular outside the United States. Our securities may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of our securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this offering circular must inform themselves about and observe any restrictions relating to this offering and the distribution of this offering circular in the jurisdictions outside the United States relevant to them.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

●	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

●	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

●	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33 – 105 Underwriting Conflicts (“NI 33 – 105”). Pursuant to section 3A.3 of NI 33 – 105, this prospectus is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33 – 105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45 – 106 Prospectus Exemptions (“NI 45 – 106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31 – 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45 – 501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45 – 107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission or both, in addition to any other rights they may have at law, where the offering memorandum or other offering document that constitutes an offering memorandum and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 or the Securities Law and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to and is directed only at and any offer of the securities is directed only at, investors listed in the first addendum or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”) and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors).

Regulations 2018 or (iii) otherwise pursuant to and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

●	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

●	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

●	securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

●	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

●	where no consideration is given for the transfer;

●	where the transfer is by operation of law;

●	as specified in Section 276(7) of the SFA; or

●	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA or FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

USE OF PROCEEDS

A maximum of 5,000,000 shares of our common stock, par value $0.0000001 per share, are being offered, on a best efforts basis. Approximately 75% of these shares, or 3,750,000 shares if all the shares are sold, will be newly issued shares sold by us, at an offering price of $15.00 per share. Approximately 10% of these shares, or 500,000 shares if all the shares are sold, will be previously issued shares resold, at an offering price of $15.00 per share, by the selling securityholders identified in this offering circular. See “Plan of Distribution and Selling Securityholders.” In addition, up to 750,000 of these shares may be awarded as Bonus Shares to investors who make sufficiently large investments, as described on the front cover of this offering circular and in “Plan of Distribution and Selling Securityholders–Share Price, Bonus Shares.” We will receive all the net proceeds from the sale of the newly issued shares. The selling securityholders will receive all the proceeds from the resale of the previously issued shares, and we rather than the selling securityholders shall pay the commissions and fees attributable to the resale of such shares. If we issue Bonus Shares, no additional cash will be received for such shares. There is no minimum offering amount to be raised.

As a result of the foregoing, we expect that the offering gross proceeds received by us will be a maximum of $56,250,000. Our net proceeds will equal our gross proceeds minus (1) the per-share commissions and fees paid to the Broker, (2) payment processing fees estimated at 2.00% of gross proceeds, (3) the fees of service providers other than the Broker, which we estimate will be approximately $205,070 and (4) the portion of GOA’s net proceeds that Goa expects to use, as proceeds are received on a rolling basis during the continuation of this offering, to engage in internet advertising and marketing of the offering as a supplement to the marketing services to be provided by the Broker and its affiliates.

We are offering the newly issued shares to raise money for our operations and for working capital purposes, including the following:

●	Conducting additional research and development in connection with GOA26;

●	Engaging in medical affairs activities in support of GOA26 development and commercialization;

●	Expanding our patent portfolio and intellectual property protections;

●	General and administrative expenses; and

●	Other working capital purposes.

The following table illustrates how we would expect to spend the proceeds received by us consistent with the expense categories identified above, if we raise 25%, 50%, 75% and 100%, respectively, of the expected maximum gross proceeds to us of $56,250,000.

Percentage Raised	25%	50%	75%	100%
Gross proceeds to GOA(1)	$14,062,500	$28,125,000	$42,187,500	$56,250,000
Minus payment to Broker by Goa of per-share commission on Goa shares	(632,813)	(1,265,625)	(1,898,438)	(2,531,250)
Minus payment to Broker by Goa of per-share commission on selling securityholder shares	(84,375)	(168,750)	(253,125)	(337,500)
Minus fees paid to Broker	(434,437)	(645,375)	(856,312)	(1,123,500)
Minus payment processing fees on Goa and selling securityholder shares (est. 2.00%)(2)	(318,750)	(637,500)	(956,250)	(1,275,000)
Minus fees of service providers other than Broker	(205,070)	(205,070)	(205,070)	(205,070)
Minus GOA’s advertising of this offering (est. 25.00%)(3)	(3,515,625)	(7,031,250)	(10,546,875)	(14,062,500)
Estimated net proceeds to GOA	$8,871,430	$18,171,430	$27,471,430	$36,715,180

Principal Uses of Net Proceeds by GOA
Research and Development	$3,000,000	$9,000,000	$16,000,000	$22,000,000
Medical Affairs	1,500,000	3,500,000	4,500,000	6,000,000
Intellectual Property Protection	2,000,000	3,000,000	4,000,000	5,000,000
General and Administrative(4)	1,500,000	2,000,000	2,500,000	3,000,000
Working Capital	371,430	671,430	471,430	715,180
Total Uses	$8,871,430	$18,171,430	$27,471,430	$36,715,180

(1)	Excludes gross proceeds to the selling securityholders.

(2)	Payment processing fees are expenses charged to the Company by third-party payment processors in order to collect the gross proceeds from investors as part of the investment process. These expense amounts are estimated based on a blended rate of charges that the third parties have for different available payment types (credit cards, ACH, and wire processing).
(3)	The portion of GOA’s net proceeds that Goa expects to use, as proceeds are received on a rolling basis during the continuation of this offering, to engage in internet advertising and marketing of the offering as a supplement to the marketing services to be provided by the Broker and its affiliates.
(4)	Includes officer compensation, other personnel costs, overhead expenses, insurance and other running costs.

There can be no assurance as to the total amount of proceeds we will ultimately raise in this offering. Whether we sell all the newly issued shares offered, or less than all, we expect to use the net proceeds to us as described above. Nevertheless, we will have discretion in the application of our net proceeds and investors will be relying on our judgment in regard to such application.

Pending our use of our net proceeds, we expect to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities; provided, that we shall avoid investing the proceeds in a manner that might subject us to regulation under the Investment Company Act of 1940, as amended.

As of October 9, 2026, we had approximately $8,200,000 of cash on hand. We estimate that our existing cash can fund our operations through the end of 2027. As a result, we expect that the net proceeds we receive from this offering and our existing cash on hand will be sufficient to maintain our plan of operation during the term of this offering and for at least 12 months following the final closing of the offering. In the event that we raise proceeds at the lower end of the range of possible outcomes, we may slow the pace of our activities to help ensure that our plan of operation is maintained prudently throughout such period. In the event that we raise proceeds at the higher end of the range of possible outcomes, we may increase the pace of our activities and seek to achieve our plan of operation at a faster rate.

Contemporaneously with this offering, we are undertaking separate offers and sales pursuant to other exemptions under the Securities Act. In addition, we expect to continue to raise capital to finance our operations beyond the 12 months following the final closing of this offering. Such financing may be expensive and time-consuming to obtain and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. See “Risk Factors – Risks Related to our Business, Financial Condition and Capital Requirements.”

OUR BUSINESS

Overview

Goa Therapeutics Corporation (“Goa Therapeutics,” “Goa,” “the “Company,” “we,” “our,” or “us”) is a research-stage, preclinical biotechnology company dedicated to developing innovative therapies to address significant unmet medical needs in acute-care medicine and, upon regulatory approval, commercializing those therapies.

Our lead investigational product candidate, GOA26, is being developed for the treatment of acute alcohol intoxication, alcohol poisoning and the associated physiological consequences of acute ethanol exposure (all of which we sometimes refer to as “Alcohol-Associated Medical Emergencies”). GOA26 is an investigational, enzymatic biologic candidate currently in preclinical development. Acute alcohol intoxication, alcohol poisoning and acute ethanol exposure represent a significant and globally prevalent public health challenge for which we believe no approved therapeutic interventions currently exist, despite the association of these conditions with substantial economic and societal burdens.

We believe that the successful development of GOA26 requires coordinated execution across scientific, manufacturing, regulatory, clinical, and commercial disciplines, with each contributing to the advancement of the program toward potential regulatory approval and commercialization. Supported by protected intellectual property, a scalable development platform and a leadership team experienced in advancing novel biologics, Goa Therapeutics is seeking to advance an innovative scientific opportunity that may contribute to the development of potential future treatment options for a critical, unmet need.

The Problem

●	Exposure to Ethanol. Ethanol, a type of alcohol, is the principal psychoactive ingredient in alcoholic beverages. Extreme ethanol exposure can lead to the following serious clinical conditions:

○	Acute Alcohol Intoxication, which refers to transient, dose-dependent effects of ethanol on the central nervous system (CNS) that lead to cognitive, motor and behavioral impairment. Acute alcohol intoxication typically occurs at blood alcohol concentrations (BAC) of 50–300 milligrams (mg) of ethanol per deciliter (mg/dL) of blood, producing symptoms such as euphoria, disinhibition, poor coordination (ataxia) and slurred speech (dysarthria).

○	Alcohol Poisoning, which refers to the toxic and potentially life-threatening phase of acute ethanol exposure, usually seen at BAC greater than 300–400 mg/dL (though individual tolerance varies). With alcohol poisoning, CNS depression becomes profound, leading to the loss of airway reflexes, respiratory depression, low body temperature (hypothermia), slow heart rate (bradycardia), low blood pressure (hypotension) and the risk of coma or death.

●	A Public Health Burden. Acute alcohol intoxication and alcohol poisoning are among the most significant preventable causes of morbidity, mortality and healthcare expenditure globally. In the United States, alcohol contributes to more than 4.2 million emergency department (ED) visits annually (National Institute on Alcohol Abuse and Alcoholism, data from 2022) and by extrapolation to more than 30 million emergency visits globally. In 2020-2021, excessive alcohol use led to approximately 178,000 deaths per year in the U.S. alone (CDC, 2024).

●	A Time-Dependent Clinical Problem. Unlike many chronic medical conditions, Alcohol-Associated Medical Emergencies develop rapidly but may require prolonged clinical management and recovery. Clinical decisions frequently depend upon the patient’s ability to metabolize ethanol before physicians can accurately assess neurologic function, determine readiness for imaging or procedures, evaluate psychiatric status, or make appropriate disposition decisions. As a result, time itself becomes a critical determinant of clinical management. Although supportive medical care effectively stabilizes many patients, it does not actively accelerate ethanol elimination.

●	A Major Economic Cost. In the United States, excessive alcohol use costs approximately $249 billion annually (CDC, 2010 data). Studies suggest that, in the U.S., acute alcohol intoxication is present in 1 to 3% of all ED visits. Further, acute alcohol intoxication is present in approximately 25% of trauma cases. Many or most of these patients undergo multiple healthcare provider evaluations, laboratory testing, X-ray and CT scans and monitoring and supportive care. Management in the ED generally takes many hours and a portion of these patients go on to other procedures as a result of their intoxication.

●	Severe Individual Consequences. Alcohol poisoning can cause organ failure, brain damage, seizures, coma and death. In the U.S. alone, over 110 million drink-driving episodes have occurred annually (CDC, 2010 data), and crashes involving alcohol-impaired drivers have accounted for approximately 29% of traffic fatalities annually (U.S. National Highway Traffic Safety Administration, 2017 data).

●	No Current Treatment. A person suffering from acute alcohol intoxication or alcohol poisoning needs care until, at a minimum, the ethanol is metabolized and consciousness is regained. Nevertheless, most care is merely supportive (including the administration of fluids and oxygen and ongoing monitoring of overall condition). There is no FDA-approved drug for actively accelerating ethanol clearance.

The Opportunity

Recent advances in enzyme engineering, biologic manufacturing, translational medicine, analytical methods and regulatory science create new opportunities to investigate therapeutic approaches for Alcohol-Associated Medical Emergencies.

Our development program is founded on a mechanism-based combination therapeutic approach designed to actively modify the underlying pathophysiology of Alcohol-Associated Medical Emergencies by accelerating ethanol elimination while mitigating the downstream physiological consequences of acute ethanol exposure. Although we believe our development approach is promising, the ability of this approach to improve clinical outcomes in humans remains to be established through future clinical studies.

Our Solution in Development: GOA26

GOA26 is a designed combination therapy candidate comprised of an engineered enzyme and a small molecule. It is being developed to provide a pathway for the metabolization of ethanol at a much more rapid rate than the body can achieve naturally. It is being developed initially to treat patients suffering from acute alcohol intoxication and alcohol poisoning.

Ethanol metabolism occurs naturally in the body in two enzymatic stages: Stage I is the conversion of ethanol to acetaldehyde by the enzyme alcohol dehydrogenase (ADH). Stage II is the conversion of the resulting acetaldehyde to acetate by the enzyme group aldehyde dehydrogenase (ALDH). These two stages are naturally rate-limited due to physiological constraints. GOA26 combines an engineered enzyme designed to metabolize ethanol with a proprietary chemical scavenger formulation designed to sequester acetaldehyde. This dual-action approach is intended to rapidly reduce BAC and eliminate the acetaldehyde produced during ethanol metabolism.

GOA26 has demonstrated efficacy in multiple preclinical studies, including both small- and large-animal models. Specifically, we have developed evidence in animal studies that GOA26 engenders rapid and potent alcohol decomposition and the rapid elimination of its toxic metabolites.

For example, preclinical data from rats (which metabolize ethanol faster than humans) has demonstrated the complete clearance, in under 5 minutes, of a quantity of ethanol equivalent to the amount present in a 200-pound man who has consumed over 12 standard drinks (575 milliliters) of 80-proof alcohol.

Moreover, in IND-enabling studies in pigs orally dosed with 1.2 g/kg of ethanol, GOA26 lowered blood alcohol concentrations by 61.3% at 20 minutes post-administration compared with the control group. These results were obtained in animals and may not be predictive of results in humans.

In addition, GOA26 has been evaluated for safety in multiple preclinical studies, including both small- and large-animal models. However, GOA26 has not been approved by the FDA or any other regulatory authority and its efficacy and safety have not been established in humans, as no clinical trials have yet been conducted.

Our current activities are focused on advancing GOA26 through advanced preclinical development, process and manufacturing development, regulatory preparation, and other activities that support future clinical development, subject to regulatory authorization. We are currently evaluating the provision of GOA26 through intravenous (IV) administration. Additional routes of administration, including subcutaneous, intranasal, sublingual and oral administration, are being considered as part of ongoing exploratory work to help inform our future development planning.

GOA26 comprises two components administered sequentially rather than as a single co-formulated product. In our preclinical studies, the engineered enzyme component was administered intravenously, followed approximately 15 minutes later by intravenous administration of the small molecule component. The enzyme component is intended to accelerate the elimination of ethanol, while the small molecule component is intended to limit accumulation of acetaldehyde during that accelerated metabolism. The sequence, interval and dosing of the two components have not been established for clinical use and remain subject to further preclinical work and to regulatory feedback.

As an investigational combination therapy comprising an engineered enzyme and small molecule component, GOA26 presents development considerations associated with both biologic and small-molecule components. Development activities include:

●	process development and manufacturing optimization for both components of GOA26;

●	analytical characterization;

●	formulation and compatibility development;

●	quality control and quality assurance;

●	stability evaluation;

●	process scale-up and scalability;

●	regulatory documentation; and

●	preparation for clinical-grade manufacturing.

We have been engaging with the FDA as part of the extended process of seeking regulatory approval of an initial GOA26 product candidate. We have received feedback from the FDA on the design of our preclinical studies and our initial preclinical data, and advice as to what additional testing, including additional animal testing, we should conduct before we file an IND, in which we would seek the agency’s approval to commence human testing. We and our regulatory consultants have also presented a synopsis of our proposed Phase 1 human clinical trial design to the FDA for its review. We believe the feedback we have received from the FDA will help us draft and submit an IND that meets with FDA approval, after which we could commence our Phase 1 human clinical trials.

Subject to regulatory authorization, our current development plan contemplates a Phase 1/2a randomized, double-blind, placebo-controlled, dose-escalation trial of intravenously administered GOA26 in healthy adult volunteers following controlled ethanol exposure. The proposed design includes sequential dose-escalation cohorts, sentinel dosing at each dose level and continuous clinical monitoring throughout the treatment period. Planned assessments include adverse events, the pharmacokinetics of each component of GOA26, pharmacodynamic measures of ethanol elimination and acetaldehyde control, clinical recovery assessments, laboratory safety evaluations and immunogenicity monitoring. The trial is intended to support dose selection for subsequent clinical development. Study design, dose selection, endpoints and regulatory strategy remain subject to change based on interactions with regulatory authorities, emerging data and other factors, and initiation of any clinical study remains subject to receipt of applicable regulatory authorizations.

We have developed and are continuing to develop an intellectual property portfolio related to GOA26. In 2025 and early 2026, we obtained two U.S. issued patents, U.S. Patent Nos. 12,458,686 and 12,527,847, covering GOA26 . These patents are expected to provide protection into 2045, subject to any applicable patent term adjustments or extensions. We will continue to expand our portfolio with U.S. and international patent applications in key markets and additional filings that cover new developments.

Our Mission

Our mission is to advance innovative therapeutic candidates that have the potential to improve the treatment of Alcohol-Associated Medical Emergencies through scientific innovation, disciplined product development, and responsible execution. We believe meaningful innovation requires more than scientific discovery. It requires an integrated development strategy encompassing product development, regulatory strategy, manufacturing, intellectual property, clinical development, health economics, and the responsible stewardship of financial and organizational resources. Accordingly, we integrate these disciplines throughout every stage of product development.

Market Opportunity

The absence of a targeted drug or biologic to decompose alcohol constitutes a significant unmet need. There is no approved antidote for ethanol consumption, so intoxicated patients often linger in ED/ICU settings while metabolism proceeds at the body’s intrinsic rate, which is typically in the range of 15 mg of ethanol per deciliter of blood per hour. This pace can severely limit patient throughput, leading to burdened treatment facilities, caregivers and patients. This care pathway for acute alcohol intoxication and alcohol poisoning has been largely unchanged for decades. The combination of a high unmet need, the global scale of the problem and inefficiencies in current practice create a rare “white space” for innovation in acute care.

GOA26 has the potential to significantly influence both pre-hospital and hospital-based emergency workflows, depending on the results of ongoing development and emerging evidence. As development progresses, potential use cases for GOA26 could be evaluated across various settings, including:

●	ambulance, paramedic and first-responder pre-hospital care;

●	emergency room and other hospital-based care;

●	prescription self-administered formulations; and

●	future consumer and over-the-counter applications, if and to the extent such applications are found to be appropriate and are supported by clinical evidence and regulatory review.

Given the foregoing, we anticipate that the market opportunity for GOA26 is substantial. We cannot at this time predict factors such as pricing, operating margins and market demand. However, market research that we have commissioned and paid for, which included surveys of emergency department healthcare providers, managed care organization payers and hospital pharmacy and therapeutics stakeholders, has estimated peak annual sales revenue for GOA26 of approximately $1.6 billion in the U.S. market alone, assuming delivery of the product in an intravenous form in emergency settings, and assuming a price per dose of approximately $5,000. The same research suggests that estimated peak annual sales revenue could reach $1.7 billion to $2 billion in other scenarios, including scenarios in which the price per dose is lower. None of these estimates include revenue from outside the United States or from additional, possible GOA26 products, such as consumer and over-the-counter applications, which we are not yet developing but which we could choose to develop in the future, if and to the extent such applications are found to be appropriate and are supported by clinical evidence and regulatory review.

Our Strategic Focus

Goa Therapeutics is currently focused on advancing the intravenous formulation of GOA26, our lead investigational product candidate, for potential use by healthcare professionals in hospital emergency departments, trauma centers, and other acute-care settings. This focused strategy enables us to concentrate our scientific, operational, and financial resources on advancing the intravenous program while building the scientific, formulation, manufacturing, intellectual property, and organizational capabilities that may support the future development of additional formulations and delivery systems.

Our current priorities are focused on advancing GOA26 toward clinical development and include:

●	completing the remaining preclinical and IND-enabling (Investigational New Drug application-enabling) studies;

●	advancing Chemistry, Manufacturing, and Controls (CMC), and Good Manufacturing Practice (GMP) readiness;

●	preparing regulatory documentation and engaging with regulatory authorities;

●	preparing for first-in-human (FIH) clinical evaluation, subject to regulatory authorization;

●	expanding and strengthening our intellectual property portfolio; and

●	continuing to build the scientific, operational, and organizational capabilities that support GOA26 and future product development.

We believe that disciplined execution of these priorities provides the strongest foundation for the successful development of GOA26 and the creation of long-term value.

We aim to move quickly to develop, validate and commercialize GOA26. Our current planned indicative timeline, subject to the development of clinical evidence and regulatory review, is as follows:

●	2026–27: Complete preclinical safety trials, submit IND application for human trials.

●	2027: Conduct combined Phase 1/2a first-in-human (FIH) trials.

●	2028-29: Conduct registration-directed clinical development in patients, which may take the form of a Phase 2b study followed by a Phase 3 study or an optimized later-stage study supporting registration, depending on emerging data and FDA feedback. Subject to results, submit Biologics License Application (“BLA”).

●	2029-30: Potential initial market launch in the USA, subject to FDA approval.

These milestones reflect our anticipated development timeline based on current planning assumptions and do not represent a committed regulatory timeline. The nature, size and number of clinical trials required, and the timing of any BLA submission, approval and launch, will depend on clinical results and future interactions with the FDA, which may require additional studies and extend these dates.

Competitive Advantages

●	First-Mover Advantage. We are unaware of any other drugs or drug candidates that can, are intended to or are being designed to reduce blood alcohol levels.

●	IP Protection. We own 23 patent applications and two issued patents, and our exclusively licensed IP includes 6 patent applications and one issued patent. Our first two flagship patents have issued in the United States, providing foundational patent protection for GOA26 into 2045. We seek to continue to expand our patent portfolio globally.

●	Experienced, Capable Leadership. Our management team has decades of experience building companies, driving innovation, advancing novel biologics and developing FDA-approved drugs.

●	Regulatory Exclusivity. Because GOA26 is, to our knowledge, a first-in-class biological drug, we expect to seek 12 years of market and data protection under the U.S. Biologics Price Competition and Innovation Act, starting at or about the time of our FDA approval (if received). Were such protection to be granted, the FDA would not, during the 12-year protective period, grant final approval to any other drugs that were “biosimilar” to GOA26.

●	Strategic Development and Commercialization Partnership. Goa Therapeutics combines focused internal leadership with specialized external expertise to efficiently advance its development programs. We collaborate with experienced organizations, consultants, and strategic partners across manufacturing, regulatory affairs, clinical development, intellectual property, health economics, and other specialized disciplines, enabling access to the expertise required at each stage of development. We believe this integrated operating model provides organizational flexibility, supports efficient execution and allows us to leverage world-class expertise while maintaining strategic focus and disciplined resource allocation.

Financing

We currently have more than 140 investors. As of October 9, 2026, we had approximately $8,200,000 of cash on hand. We estimate that our existing cash can fund our operations through the end of 2027. As a result, we expect that the net proceeds we receive from this offering and our existing cash on hand will be sufficient to maintain our plan of operation during the term of this offering and for at least 12 months following the final closing of the offering. We are undertaking this offering and our contemporaneous, separate offers and sales pursuant to other exemptions under the Securities Act in order to finance upcoming stages of GOA26 development and to advance our operations along our current planned indicative timeline, consistent with clinical evidence and regulatory review. We expect to continue to raise capital to finance our operations beyond the 12 months following the final closing of this offering.

As a research-stage, preclinical biotechnology company, we believe that disciplined capital allocation is essential. Capital allocation decisions are evaluated in light of scientific priorities, development milestones, manufacturing readiness, regulatory requirements, and anticipated financing needs.

Additional Aspects of Our Business

Health Economics & Outcomes Research (HEOR) and Real-World Validation

Under the leadership of our Chief Commercial Officer Dr. Scott Howell, we completed several key research projects, including:

●	An extensive burden-of-disease study;

●	Real-world cost-offset and budget-impact modeling; and

●	Interviews with over 50 senior stakeholders across emergency medicine, trauma care and hospital administration functions and in payer organizations.

We believe that our research findings support the contentions that there is an unmet medical need for GOA26 and that a commercialized GOA26 would have a substantial economic impact. We believe that this research will provide a strong foundation for future market access, payer engagement, publications, patient advocacy and medical education initiatives.

Combination Therapeutic Development

GOA26 combines biologic and small-molecule therapeutic components and therefore presents development considerations that differ from those associated with conventional single-component therapies. Development requires coordinated manufacturing processes, analytical characterization, formulation development, quality systems, stability assessment, and regulatory planning appropriate for combination therapeutic products. These characteristics introduce additional complexity but also create opportunities to address biological processes through innovative therapeutic mechanisms.

Because GOA26 combines an engineered enzyme with a complementary small-molecule component and targets both ethanol elimination and downstream physiological consequences, its development requires the coordinated integration of laboratory characterization, translational pharmacology, manufacturing, regulatory planning, and clinical development. Accordingly, Goa Therapeutics has adopted an integrated, stage-gated development strategy designed to systematically reduce scientific and development risk while advancing the program toward clinical evaluation.

Manufacturing

In collaboration with our manufacturing partners in the United Kingdom (UK), we have successfully scaled production of the GOA26 enzyme component from laboratory flasks to 5-liter and then 25-liter fermenters. We now have the scale-up capabilities to produce large batches of research-grade GOA26 for trials.

Medical Affairs

Currently, our Medical Affairs personnel are actively preparing papers for publication and presentations to be made at key congresses and conferences, to engage with and educate healthcare providers, advocacy groups and policymakers. These outputs are being designed to establish Goa as a thought leader in the treatment of acute alcohol intoxication and alcohol poisoning and establish scientific credibility for GOA26 among stakeholders in the ecosystem.

Commercialization Strategy

If GOA26 receives regulatory approval, the Company intends to evaluate commercialization strategies appropriate for the markets in which approval is obtained. Potential approaches may include:

●	direct commercialization in selected markets;

●	strategic licensing arrangements;

●	regional commercialization partnerships;

●	distribution agreements;

●	co-promotion relationships; and

●	other strategic collaborations.

The Company has not made final commercialization decisions, and future strategies will depend upon available resources, market conditions, regulatory approvals, and other business considerations.

Alcohol-related emergencies occur throughout many regions of the world. The timing and scope of any international commercialization efforts remain uncertain and will depend upon numerous factors beyond the Company’s control.

Our Strategic Partners

Goa Therapeutics has adopted a development model that combines focused internal leadership with specialized external expertise. Accordingly, we engage experienced organizations and advisors across multiple disciplines, including:

●	regulatory affairs;

●	process and CMC;

●	quality assurance;

●	intellectual property;

●	clinical development;

●	contract research organizations (CROs);

●	health economics;

●	commercial strategy; and

●	corporate advisory services.

We believe that this collaborative operating model enables access to specialized expertise while allowing the Company to maintain a focused internal organization.

Our Intellectual Property

Our success depends in part on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of patents, trade secrets, know-how and contractual protections to safeguard our proprietary technologies and maintain our competitive position.

We seek to protect our intellectual property and proprietary technologies by pursuing patent applications that cover our potential product candidates. We have developed and are continuing to develop an intellectual property portfolio related to our lead product candidate, GOA26, for the potential treatment of acute alcohol intoxication and alcohol poisoning, and related technologies.

We own 23 patent applications and two issued patents, and our exclusively licensed IP includes 6 patent applications and one issued patent. In 2025 and early 2026, we obtained two U.S. issued patents, U.S. Patent Nos. 12,458,686 and 12,527,847, covering GOA26, with claims directed to compositions of matter and methods for lowering blood alcohol levels. The issued patents are expected to provide patent protection into 2045, subject to any applicable patent term adjustments or extensions. We will continue to expand our portfolio with U.S. and international patent applications in key markets and additional filings that cover new developments.

In addition to patents, we rely on trade secrets and proprietary know-how, including analytical methods and technical data and we seek to protect these through confidentiality agreements and internal controls. We also in-license intellectual property from third parties and are subject to certain monetary obligations under those agreements; however, we do not believe that such in-licensed IP is material to our business at this time.

The term of each of our patents depends on the jurisdiction that granted the patent and may be subject to adjustment or extension. In the United States, we may be eligible for patent term extension to account for regulatory review periods and we may also benefit from regulatory exclusivity, where available.

Our strategy to safeguard our intellectual property includes the following:

●	Patents and patent applications. We own 23 patent applications and two issued patents, and our exclusively licensed IP includes 6 patent applications and one issued patent. In 2025 and early 2026, we obtained two U.S. issued patents, U.S. Patent Nos. 12,458,686 and 12,527,847, covering GOA26, with claims directed to compositions of matter and methods for lowering blood alcohol levels. We have filed numerous additional patent applications for GOA26 and various methods of use of GOA26 and its delivery systems.

●	Regulatory exclusivity. Because GOA26 is, to our knowledge, a first-in-class biological drug, we expect to seek 12 years of market and data protection under the U.S. Biologics Price Competition and Innovation Act, starting at or about the time of our FDA approval (if received). Were such protection to be granted, the FDA would not, during the 12-year protective period, grant final approval to any other drugs that were “biosimilar” to GOA26.

●	Trade secrets. We rely on trade secret laws of general applicability for aspects of our business that are not readily amenable to or appropriate for patent protection.

●	Confidentiality agreements. We rely upon confidentiality agreements signed by our employees, consultants and third parties.

●	Trademarks. As we develop our drug candidate and business, we intend to add trademarks to our portfolio of intellectual property.

We believe these methods provide us with material defensibility around our core intellectual property.

Intellectual property management is an ongoing process rather than a one-time event. As our development programs evolve, we intend to continue to evaluate opportunities to:

●	strengthen existing portfolio;

●	file new patent applications;

●	expand geographic protection;

●	protect manufacturing innovations;

●	preserve proprietary know-how;

●	evaluate licensing opportunities; and

●	monitor competitive intellectual property developments.

We believe that this lifecycle approach supports long-term value creation as our development programs mature.

Regulation

Government Regulation and Product Approval

We operate in an intensively and extensively regulated industry. Governmental authorities at all levels in the United States and in other countries regulate aspects of bringing therapeutics, drugs and other biologics to market, including research, testing, safety, product approval, development, manufacture, efficacy, quality control, packaging, storage, record-keeping, promotion, labeling, advertising, marketing, distribution, sales, imports and exports.

As a therapeutic product for human use, GOA26 will be subject to regulation in the United States by the FDA under the Federal Food, Drug and Cosmetic Act (“FDCA”) and similar regulatory requirements in other countries. Regulatory requirements include, among other things, rigorous preclinical and clinical testing. The processes for commercializing our product, obtaining regulatory approval and maintaining compliance with applicable statutes and regulations require the substantial expenditure of time and financial resources and play a significant role in our research and development, production and marketing activities. Failure to comply with these regulatory processes and other requirements could delay our ability to receive regulatory approvals, adversely affect the commercialization of our product and hinder our ability to receive royalties or revenues.

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. Failure to comply with such regulations during and after the product development and approval process could result in administrative or judicial sanctions. Such sanctions include the FDA’s refusal to approve pending applications, withdrawal of an approval, placement of a clinical hold, untitled or warning letters, product recalls, seizure of products, partial or complete suspension of production or distribution, injunctions, fines, refusal of government contracts, restitution, disgorgement, civil penalties and criminal penalties.

The FDA generally requires the following before a drug can be marketed in the United States:

●	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practice (“GLP”) regulations;

●	Submission of an IND, which must become effective before the commencement of human clinical studies;

●	Approval by the applicable IRB at each clinical site before the initiation of each clinical study;

●	Performance of adequate and well-controlled human clinical studies according to GCP regulations, to establish the safety and efficacy of the proposed drug for its intended use;

●	Preparation and submission of a BLA;

●	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product or its components are produced to ensure compliance with GMP regulations and to ensure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

●	FDA review and approval of the BLA.

Given that the testing and approval process requires a substantial commitment of time, effort and financial resources, we cannot ensure that our product will be granted approval on a timely basis.

As part of the IND, an IND sponsor must submit the preclinical test results, along with manufacturing information, analytical data and any available clinical data or literature, to the FDA. The sponsor must also include a protocol detailing the objectives of the initial clinical study, the parameters for monitoring safety and the effectiveness criteria to be assessed (among other things) if the initial clinical study lends itself to an efficacy evaluation. Some preclinical testing may continue after submission of the IND. The IND becomes automatically effective 30 days after receipt by the FDA, unless the FDA raises questions or concerns in response to a proposed clinical study and places the study on a clinical hold within the 30-day timeframe. In such a case, the IND sponsor and the FDA must resolve any outstanding issues before commencing the clinical study. The FDA may impose clinical holds due to safety concerns or non-compliance on all product candidates within a certain pharmaceutical class at any time before or during clinical studies. In addition, the FDA can impose partial clinical holds prohibiting the initiation of clinical studies for a certain dose or of a certain duration.

In accordance with GCP regulations, all clinical studies must be conducted under the supervision of one or more qualified investigators. These regulations also require informed consent in writing from all research subjects before their participation in any clinical study. An IRB must review and approve the plan for any clinical study before it commences at any institution and the IRB must continuously review and re-approve the study at least annually. Among other things, the IRB considers whether the risks to individual participants in the clinical study are minimal and reasonable in relation to the anticipated benefits. The IRB also approves the information regarding the clinical study and the consent form that must be given to each clinical study subject or his or her legal representative. The IRB must also monitor the clinical study until completed. Each new clinical protocol and any amendments thereto must be submitted to the FDA for review and to the IRB for approval. The protocols detail the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, among other things. Study sites are subject to inspection for compliance with GCP.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, for public dissemination on the ClinicalTrials.gov website.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. In Phase 1, the product is initially introduced to a limited number of healthy human subjects or patients and is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain early evidence on effectiveness. In the case of certain products intended to treat severe or life-threatening diseases, particularly when the product is suspected or known to be unavoidably toxic, initial human testing may be conducted in patients.

●	Phase 2. Phase 2 involves clinical studies in a limited patient population to identify potential adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific diseases and to determine dosage tolerance, optimal dosage and schedule.

●	Phase 3. In Phase 3, clinical studies are conducted on a larger patient population located in geographically dispersed clinical sites to further evaluate the dosage, clinical efficacy and safety of the product. Phase 3 clinical studies are intended to determine the overall risks and benefits of the product and provide an adequate basis for product labeling. Progress reports explaining the results of the clinical studies must be submitted to the FDA at least annually. Safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events. There is no guarantee that Phase 1, Phase 2 and Phase 3 testing will be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical study at any time for various reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Likewise, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected, serious harm to patients.

U.S. Review and Approval Processes

Upon the successful completion of the required clinical testing, a BLA is submitted to the FDA requesting approval to market the product. The BLA reports the results of product development, preclinical and clinical studies, descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information.

In connection with the submission of the BLA, the payment of a substantial application user fee is required (although a waiver is available under limited circumstances, including for the first human drug application submitted by a small business or its affiliate). The sponsor of an approved BLA is also required to pay annual program user fees.

The FDA may also require a Risk Evaluation and Mitigation Strategy (“REMS”) to mitigate any identified or suspected serious risks. The REMS typically includes risk minimization tools, medication guides, assessment plans, physician communication plans and elements to ensure safe use, including restricted distribution methods and patient registries.

The FDA reviews all BLAs submitted to ensure they are sufficiently complete for substantive review before it accepts them for filing. Rather than accept an application for filing, the FDA may request additional information. In such a case, an applicant must re-submit the application along with the additional information, which remains subject to further FDA review. Once an application is accepted for filing, the FDA performs an in-depth substantive review to determine whether the product is safe and effective for its intended use.

The FDA may refer a BLA to an advisory committee consisting of experts for review, evaluation and recommendation regarding its approval and any conditions that may apply thereto. The FDA, while not bound by the recommendation of an advisory committee, considers such recommendations when making decisions. Before approving a BLA, the FDA will also inspect one or more clinical sites to ensure clinical data supporting the submission comply with GCP.

The FDA may refuse to approve a BLA if regulatory requirements are not satisfied or additional clinical data and information is required. Even after such data and information is furnished, the FDA may refuse to approve a BLA for failure to satisfy regulatory requirements. Data from clinical studies may not always be conclusive. Moreover, the FDA may disagree with the applicant’s interpretation of the data.

After evaluating an application, the FDA may issue an approval letter or a complete response letter indicating completion of the review cycle. A complete response letter typically sets forth specific conditions that must be satisfied to secure final approval of the application and may require additional clinical or preclinical testing for the FDA to reconsider the application. The FDA may identify minor deficiencies, such as requiring labeling changes, or major deficiencies, such as requiring additional clinical studies. The complete response letter may also recommend actions to ready the application for approval. An applicant can respond to a complete response letter by correcting all deficiencies and re-submitting the application, withdrawing the application or requesting a hearing.

Even after additional information is submitted, the FDA may determine that an application does not satisfy regulatory requirements and reject it. Once all conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter authorizing commercial marketing of the drug with specific prescribing information for specific indications.

Even after regulatory approval is obtained, approval may be restricted to specific diseases and dosages or limited indications for use. Such limitations could affect the commercial value of the product. In product labeling, the FDA may require certain contraindications, warnings or precautions. In addition, the FDA may require post-approval studies, including, potentially, Phase 4 clinical studies, to further evaluate safety and efficacy. The FDA may also require testing and surveillance programs to monitor the safety of approved commercialized products. After approval, certain changes to the approved product remain subject to additional testing requirements, FDA review and approval. Such changes to the approved product include adding new indications, manufacturing changes and additional labeling claims.

Approved products manufactured or distributed in accordance with the FDA regulatory process remain subject to continuing FDA oversight post-approval. Continuing regulatory requirements include periodic reporting, record-keeping, product sampling, product distribution, advertising and reporting on adverse experiences, deviations and other issues with the product. In addition, most post-approval changes to the approved product, including adding new indications or other labeling claims, remain subject to prior FDA review and approval. There are also continuing obligations to pay annual user fees for marketed products, as well as new application fees for supplemental applications with clinical data.

The FDA strictly regulates the information presented on products on the market, including information on labeling, advertising and promotion of products. Products may only be promoted for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the rules prohibiting the promotion of off label uses. A company that improperly promotes off label uses may be subject to significant liability. Manufacturers must also continue to comply with extensive GMP regulations, which requires a commitment of time and financial resources. FDA review and approval is generally required for post-approval changes to the manufacturing process and other changes to the approved product, including the addition of new indications and additional labeling claims.

Manufacturers and others involved in the manufacturing and distribution of approved products must register their establishments with the FDA and certain state agencies. The FDA and state agencies may periodically inspect these establishments, sometimes without prior notice, to ensure compliance with GMP regulations and other obligations. GMP requirements apply to all stages of the product manufacturing process, including processing, production, sterilization, packaging, labeling, storage and shipment.

Prior FDA approval is often required for changes to the manufacturing process are implemented. FDA regulations require investigation and correction of departures from GMP requirements. The FDA may also impose reporting and documentation obligations upon the sponsor and any third party manufacturers used by the sponsor. As a result, to remain compliant with GMP regulations, manufacturers must continue to commit time, effort and financial resources to production and quality control.

The FDA may withdraw approval of a product if an applicant fails to maintain compliance with regulatory requirements or if certain issues arise after the product is introduced to the market. For instance, a subsequent discovery of previously unknown issues, including adverse events of unexpected frequency or severity, problems with the manufacturing process or failure to comply with regulatory requirements, could result in restrictions on the product or a complete withdrawal from the market. In such cases, potential consequences include revisions to the approved labeling to include new safety information; post-market studies or clinical trials to evaluate new safety risks; and imposition of restrictions under a REMS program. Other potential consequences include:

●	Restrictions on the manufacturing or marketing of the product (including complete withdrawal or recall of the product);

●	Warning letters or holds on post-approval clinical trials;

●	FDA’s refusal to approve pending BLAs or supplements to approved BLAs;

●	Suspension or revocation of product license approvals;

●	Product seizures or detentions;

●	FDA’s refusal to allow imports or exports of products; or

●	Civil penalties, criminal penalties or injunctions.

Manufacturers and distributors must also comply with the Prescription Drug Marketing Act (“PDMA”) and state laws that regulate distribution of prescription products. The PDMA regulates the distribution of prescription drugs, products and product samples at the federal level and sets minimum standards for the registration and regulation of distributors by the states. The PDMA and state laws restrict the distribution of prescription product samples and impose requirements to ensure accountability in distribution.

New federal legislation and guidance could substantially alter the statutory provisions governing approval, manufacturing and marketing of products regulated by the FDA. New legislation, FDA regulations, guidance and policies are periodically revised or reinterpreted in ways that could significantly impact our business and our products. We cannot predict the enactment, implementation and potential consequences of any future legislative, regulatory or policy changes.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States, commercial sales of any products subject to regulatory approval could depend on whether third-party payors (such as government authorities, managed care providers, private health insurers and other organizations) are able and willing to provide coverage and reimbursement in connection with the products.

Coverage and reimbursement of costs are areas of significant uncertainty for any products subject to regulatory approval. The process for determining coverage versus reimbursement may vary widely among third-party payors. Third-party payors may also impose additional requirements on and restrictions to coverage and reimbursement, which could influence the purchase of certain healthcare services and products.

Third-party payors may limit coverage to specific drugs on an approved list or formulary, which could omit some FDA-approved drugs for a particular indication. Third-party payors may also place drugs at certain formulary levels that result in a lower reimbursement and higher cost-sharing obligation for patients. A third-party payor’s decision to provide coverage for a product may not necessarily imply approval of an adequate reimbursement rate. In addition, the unavailability of third-party reimbursement may affect our ability to maintain price levels sufficient to realize an appropriate return on our investment in product development. Coverage by one third-party payor may not necessarily indicate or imply coverage or reimbursement by other third-party payors. Also, the level or scope of coverage and reimbursement may vary significantly among third-party payors. In addition to scrutinizing the safety and efficacy of medical products and services, third-party payors have increasingly begun to examine and challenge the price, cost-effectiveness and necessity of certain products and services. Thus, to obtain and maintain coverage and reimbursement for any products approved for sale, the conducting of expensive pharmacoeconomic studies may be required to demonstrate the medical necessity and cost-effectiveness of such products. There is a chance that third-party payors may not consider our product medically necessary or cost-effective. If third-party payors make such a determination, they may not cover the product after approval as a benefit under their plans. If third-party payors do cover the product, the returns from sales of our product may not be sufficient to yield commercial success.

Furthermore, federal and state governmental authorities have increasingly shown an interest in implementing cost containment programs to limit government-paid healthcare costs. Such cost containment programs include restrictions on coverage and reimbursement, price controls and requirements to substitute branded prescription drugs with generic products. The adoption and expansion of such restrictive policies and controls could impose limitations or exclusions from coverage for our product.

In the United States, we expect third-party payors and government authorities to increase emphasis on managed care and cost containment measures, which will impact the pricing and coverage for pharmaceutical products. Coverage policies and third-party reimbursement rates may change at any time. Even if we achieve favorable coverage and reimbursement status for an approved product, less favorable coverage policies and reimbursement rates could still be implemented in the future.

Competition

The clinical biotechnology industry is a competitive industry characterized by technological innovation and growth. Our competitors include other biotechnology and pharmaceutical companies, academic institutions and public and private research institutions. These entities engage in efforts to research, discover and develop new medicines and treatments for substance use. These entities also seek patent protection and licensing revenues for their research results and may compete with us in recruiting skilled talent. Many of these entities are larger than we are and have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. Our management can make no assurances that we can effectively compete with such competitors.

In addition, the pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our technologies and drug candidate non-competitive or obsolete. We also may be unable to keep pace with technological developments and other market factors.

Either as a result of insufficient patent protection or otherwise, GOA26 may face competition sooner than expected. Although we are not aware of any other drugs or drug candidates that can, are intended to or are being designed to reduce blood alcohol levels, such drug or drugs may exist or may soon be developed and commercialized and may compete against GOA26. In addition, there are many non-drug supplements, nutraceuticals, beverages and other products that are marketed as hangover or alcohol intake helpers or cures. Although we would not consider these products competitive against GOA26 in terms of design or intended effect, consumers and others may prefer them to GOA26 based on price or other factors that we cannot foresee at this time. Any such competition may negatively affect the revenues we can earn from GOA26.

In all events, because GOA26 remains an investigational product candidate in preclinical development, the competitive landscape may evolve substantially before any potential commercialization.

Employees

As of June 1, 2026, we had four individuals working for us full-time, including Mr. Altschuler, our Co-Founder, President and CEO, and Tami Ehrmann Barr, our Co-Founder, Chief Scientific Officer and Director, each of whom works for us under a consulting agreement, and six employees working for us part-time, including Dr. Dean Hakanson, our Chief Medical Officer and Dr. Scott Howell, our Chief Commercial Officer, each of whom works for us under an employment agreements. See “Directors, Executive Officers and Significant Employees.” Additionally, we conduct a substantial portion of our research and development, manufacturing and other activities pursuant to contracts with strategic partner firms. See “—Our Strategic Partners.” We believe that our relations with these individuals and firms are good.

Legal Proceedings

There are no legal proceedings or arbitration proceedings currently pending against our company.

Our Properties

We maintain a leased premises at 515 North Flagler Drive, Suite 350, West Palm Beach, FL 33401. We have no other real property or real property interests. Our manufacturing and testing is conducted through our strategic partners, identified elsewhere in this offering circular. Our intellectual property is discussed elsewhere in this offering circular.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section is intended to provide information necessary to understand our audited financial statements for the six months ended June 30, 2026, and 2025, and the years ended December2025, 2025 and 2024, and highlight certain other information which, in the opinion of management, will enhance a reader’s understanding of our financial condition and results of operations. This discussion should be read in conjunction with our audited financial statements for the six months ended June 30, 2026, and 2025, and for the years ended December2025, 2025 and 2024, and the related notes thereto, included elsewhere in this offering circular. These historical financial statements may not be indicative of our future performance. This section contains numerous forward-looking statements, all of which are based on our current expectations and could be affected by uncertainties and risks. You should not place undue reliance on forward-looking statements and you should consider carefully the statements made in “Risk Factors” and elsewhere in this offering circular that identify important factors that could cause actual outcomes to differ from those expressed or implied and that could materially and adversely affect our business, operating results and financial condition.

Results of Operations of the Company

Revenues

For the period from September 23, 2024 (inception) to June 30, 2026, we did not generate any revenue. Given the nature of our business as a biotechnology company developing a potential new drug candidate, we do not expect to generate revenues for the foreseeable future.

Operating Expenses

Our principal operating expenses include research and development expenses related to our potential new drug candidate, GOA26, and legal and professional expenses related to the protection of our intellectual property and our capital raising activities. Our research and development expenses consist principally of payments we make under the service and product arrangements we have with outside specialist firms that advise us on the strategic development and potential commercialization of GOA26; medicinal product development and regulatory consulting services; and manufacturing.

During the six months ended June 30, 2026, we incurred approximately $2,506,000 in operating expenses, comprised principally of approximately $971,000 in research and development expenses, $998,000 in legal and professional fees and $496,000 in general and administrative expenses. We also spent approximately $37,000 on initial marketing and advertising planning, and incurred an approximately $3,700 expense related to the fair value of warrants issued. This activity represented an across-the-board increase in expenses compared with the six months ended June 30, 2025. From the 2025 six-month period to the 2026 six-month period, our total operating expenses increased by over $1,000,000, or 67%; our research and development expenses increased by over $270,000, or 39%; our legal and professional fees increased by over $374,000, or 60%; and our general and administrative expenses increased by over $360,000, or 265%.

During the year ended December 31, 2025, we incurred approximately $3,740,000 in operating expenses, comprised principally of approximately $1,980,000 in research and development expenses, $1,210,000 in legal and professional fees and $466,000 in general and administrative expenses. We also spent approximately $42,000 on initial marketing and advertising planning, and incurred an approximately $47,000 expense related to the fair value of warrants issued.

During the period from September 23, 2024 (inception) to December 31, 2024, we incurred approximately $584,000 in operating expenses, comprised principally of approximately $82,000 in research and development expenses, $75,000 in legal and professional fees, $67,000 in general and administrative expenses and a $360,000 expense related to the fair value of warrants issued.

Other Income

During the six months ended June 30, 2026, we had other income of approximately $97,000, compared to other income during the six months ended June 30, 2025 of approximately $43,000. In each period other income was comprised of interest income.

During the year ended December 31, 2025, we had other income of approximately $114,000, comprised of interest income. During the period from September 23, 2024 (inception) to December 31, 2024, we had no other income.

Net Loss

As a result of the foregoing, we experienced a net loss of $(2,408,693) for the six months ended June 30, 2026, compared to a net loss of $(1,461,224) for the six months ended June 30, 2025, representing an additional $947,469 of net loss in the 2026 period compared to the 2025 period, or an increase of 65%.

We also experienced a net loss of $(3,628,728) for the year ended December 31, 2025, and a net loss of $(583,826) for the period from September 23, 2024 (inception) to December 31, 2024.

Liquidity and Capital Resources of the Company

Operating and Financing Activities

During the six months ended June 30, 2026, we used approximately $2,049,000 of our net cash in operating activities. During the same period, we raised approximately $5,938,000 from preferred and common stockholders. As a result, our cash and cash equivalents as the end of this period totaled approximately $7,057,000. In comparison, during the six months ended June 30, 2025, we used approximately $1,461,000 of our net cash in operating activities. During the same period, we raised approximately $2,120,000 from preferred and common stockholders. As a result, our cash and cash equivalents as the end of this period totaled approximately $3,340,000.

In the year ended December 31, 2025, we used approximately $3,480,000 of our net cash in operating activities. During the same period, we raised approximately $3,970,000 from preferred and common stockholders. As a result, our cash and cash equivalents at the end of 2025 totaled approximately $3,170,000.

In the period from September 23, 2024 (inception) to December 31, 2024, we used approximately $75,000 of our net cash in operating activities. During the same period, we raised approximately $2,760,000 from preferred and common stockholders. As a result, our cash and cash equivalents as the end of this period totaled approximately $2,680,000.

Assets, Liabilities and Stockholders’ Equity

As of June 30, 2026, we had total assets of approximately $7,060,000 and total liabilities (all current liabilities) of approximately $607,000. As a result, our stockholders’ equity as of June 30, 2026, was approximately $6,454,000. In comparison, as of December 31, 2025, we had total assets of approximately $3,190,000, total liabilities (all current liabilities) of approximately $509,000 and stockholders’ equity of approximately $2,681,000.

As of December 31, 2025, we had total assets of approximately $3,190,000 and total liabilities (all current liabilities) of approximately $509,000. As a result, our stockholders’ equity as of December 31, 2025, was approximately $2,680,000. In comparison, as of December 31, 2024, we had total assets of approximately $2,680,000, total liabilities (all current liabilities) of approximately $149,000 and stockholders’ equity of approximately $2,530,000.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the periods presented in the accompanying financial statements, and we do not have any such arrangements currently.

Liquidity and Capital Resources Outlook

As of October 9, 2026, we had approximately $8,200,000 of cash on hand. We estimate that our existing cash can fund our operations through the end of 2027. As a result, we expect that the net proceeds we receive from this offering and our existing cash on hand will be sufficient to maintain our plan of operation during the term of this offering and for at least 12 months following the final closing of the offering. In the event that we raise proceeds at the lower end of the range of possible outcomes, we may slow the pace of our activities to help ensure that our plan of operation is maintained prudently throughout such period. In the event that we raise proceeds at the higher end of the range of possible outcomes, we may increase the pace of our activities and seek to achieve our plan of operation at a faster rate.

Contemporaneously with this offering, we are undertaking separate offers and sales pursuant to other exemptions under the Securities Act. In addition, we expect to continue to raise capital to finance our operations beyond the 12 months following the final closing of this offering. Such financing may be expensive and time-consuming to obtain and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. See “Risk Factors – Risks Related to our Business, Financial Condition and Capital Requirements.”

The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning that it will continue operating for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future.

Accounting Matters

As of December 31, 2025, the Company had received advances from stockholders totaling approximately $239,600 in connection with the purchase of preferred stock. The related shares were not issued until January 28, 2026; as a result, the amounts received were recorded as of December 31, 2025, as advances from stockholders. The advances were reclassified to equity as of the date of issuance of the related shares.

On December 24, 2024, the Company issued Simple Agreements for Future Equity (“SAFEs”) with an aggregate stated value of $1,200,000 to certain investors who had invested an equivalent aggregate amount in prior research and development activities undertaken by Mr. Altschuler and Dr. Ehrmann Barr, for no cash consideration. The SAFEs were settled through the issuance of preferred stock of the Company on December 31, 2024. Because the SAFEs had been issued for no cash consideration, the Company did not receive cash proceeds when the SAFEs were issued or when the preferred stock was issued. Accordingly, the Company’s financial statements reflect the settlement of the $1,200,000 SAFEs through the issuance of preferred stock on December 31, 2024, with no cash consideration received by the Company in connection with either the issuance of the SAFEs or the issuance of the preferred stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers

Our business is run by a management team led by our president and by our board of directors. The directors and executive officers of the Company and their positions, ages and terms of office are as follows:

Name	Position	Age	Term of Office

Andrew Altschuler	Co-Founder, President, CEO and Chairman	50	Began September 2024

Tami Ehrmann Barr	Co-Founder, Chief Scientific Officer and Director	66	Began September 2024

Dean Hakanson	Chief Medical Officer	75	Began April 2026

Scott Howell	Chief Commercial Officer	65	Began May 2026

There are no family relationships between any two or more directors, executive officers or significant individuals of the Company. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Andrew Altschuler, Co-Founder, President, CEO and Chairman

Andrew Altschuler is the Co-Founder, President, CEO and Chairman of the Board of Directors, of Goa Therapeutics. He oversees our company’s strategic direction and operational leadership. With 30 years of professional experience, Andrew is a seasoned entrepreneur, patented inventor, investor, strategic advisor and Certified Public Accountant whose career has spanned the biotechnology, fintech, e-commerce, consumer goods, real estate and hospitality sectors. Throughout his entrepreneurial career Andrew has demonstrated a strong ability to identify new opportunities, build companies from the ground up and guide ventures through significant growth. Before founding Goa Therapeutics, Andrew devoted more than five years to strategic planning that laid the groundwork for its formation. Previously he worked in mergers and acquisitions advisory at Salomon Smith Barney, auditing at KPMG and Arthur Andersen, and wealth management at Merrill Lynch. Andrew earned a BBA in Accounting and an MPA in Financial Information Systems from the McCombs School of Business at the University of Texas at Austin. He has been a licensed Certified Public Accountant since 1998.

Tami Ehrmann Barr, M.D., Ph.D., M.Sc.E., Co-Founder, Chief Scientific Officer and Director

Dr. Tami Ehrmann Barr is the Co-Founder, Chief Scientific Officer and a member of the Board of Directors of Goa Therapeutics. She is a multidisciplinary expert with more than 40 years of experience driving innovation across the pharmaceuticals, biotechnology, medical devices, agrotechnology and advanced materials sectors. Dr. Ehrmann Barr is widely recognized for her ability to identify high-value scientific opportunities, design robust research and development programs and clinical and regulatory strategies and lead multidisciplinary teams developing innovative products. Her work includes significant contributions for leading institutions and international corporations including Novartis, NovoNordisk and Teva. She has held senior scientific and executive roles, including as Chief Scientific Officer, Chief Medical Officer, Chief Technology Officer and Head of Research and Development at companies including NanoDimension (NASDAQ: NNDM), CanFite Biopharma (NYSE: CANF), RDD Pharma (NASDAQ: NMTR), ADAMA (Shenzhen Stock Exchange: 000553), Ikigai Biotech, ESEV, Treat-It Innovative Therapeutics, OrthoTreat-It and BraiNose, among others. Her academic training includes an M.D. from the University of Cologne, a Ph.D. in Biotechnology and Microbiology from The Hebrew University of Jerusalem in collaboration with the Max Planck Institute in Cologne, a postdoctoral fellowship in Protein Engineering from the Max Planck Institute, an M.Sc. in Chemical and Medical Engineering from Ben-Gurion University of the Negev in collaboration with Soroka Hospital, a B.Sc. in Chemistry from The Hebrew University and an LL.B. in Law from Ono Academic College. She is the inventor of numerous patents spanning pharmaceuticals, bioprinting, nutraceutical formulations and medical technologies. Before founding Goa Therapeutics, she devoted more than a decade to exploratory research and development that shaped the company’s scientific foundation.

Dean Hakanson, M.D., Chief Medical Officer

Dr. Dean Hakanson is the Chief Medical Officer of Goa Therapeutics and brings more than 30 years of leadership experience across early-stage, IPO-driven and global biopharma organizations. His role at Goa is positioned around medical affairs, health economics and our commercialization strategy. A board-certified anesthesiologist with 15 years of clinical practice in trauma surgery and critical care, he integrates deep medical expertise with a proven ability to shape clinical development strategy, medical affairs, health economics and real-world evidence programs that support regulatory and commercial advancement. From 2023 until joining Goa in 2026, he served as a consultant to various healthcare-related clients. From 2020 to 2023, Dr. Hakanson served as Head of US Medical Affairs at Gilead, where he built the US Medical Affairs organization and guided the launch of Remdesivir, establishing it as the standard of care for hospitalized COVID-19 patients. From 2018 to 2020, he was Chief Medical Officer and Partner at ZS Associates, where he led global medical affairs, real-world evidence strategy and the firm’s Medical Center of Excellence. From 2015 to 2018, he was Chief Medical Officer at Otonomy, overseeing clinical research, medical affairs, pharmacovigilance, regulatory engagement and the FDA approval and launch of the OTIPRIO, the company’s first approved product. Earlier in his career, he held roles at Novartis, Bristol Myers Squibb, Genentech and GlaxoSmithKline, contributing to value-based healthcare initiatives, payer engagement strategies and clinical evidence generation. Dr. Hakanson is widely regarded as a leader in health economics and policy and has served on the boards of the National Pharmaceutical Council and the USC Leonard D. Schaeffer Center for Health Policy and Economics. He is a Diplomate of the American Board of Anesthesiology and the American Medical Association. He earned his M.D. from the University of Colorado School of Medicine, completed anesthesiology residency training at the University of Michigan and UC Davis and graduated Phi Beta Kappa from the University of Denver with a BS in Cellular Physiology and Physics.

Scott Howell, M.D., M.B.A., Chief Commercial Officer

Dr. Scott Howell leads our efforts at the intersection of life sciences, healthcare delivery and market commercialization pathways. He is a nationally recognized expert on U.S. drug pricing, patient access and healthcare delivery. Dr. Howell joined Goa Therapeutics as Chief Commercial Officer in May 2026 on a fractional basis. Since May 2022 he has been founder and owner of Blue Line Advisors, LLC, a healthcare and biopharma advisory practice serving venture capital and private equity firms, health technology and AI companies, and both early-stage and established pharmaceutical companies, including Goa Therapeutics. Since September 2023 he has been a co-founder of Impossible Medicine, LLC, a fintech-enabled biopharma research sourcing, rating and investment platform and venture foundry. He has served on the board of directors of ADVI Health since January 2024 and as strategic advisor to Pear Venture Capital’s biotech and health technology verticals since August 2023. From December 2020 to May 2022, Dr. Howell was Chief Strategy Officer and Head of US Business Development and Licensing for Novartis US Pharmaceuticals, and from June 2017 to December 2020 he was Senior Vice President and Head of US Market Access and Patient Services at Novartis. His earlier career includes senior leadership roles at Jazz Pharmaceuticals, Cardinal Health and Genentech, along with executive roles at Highmark Blue Cross Blue Shield and GlaxoSmithKline. He co-hosts the Prescription for Better Access podcast, a non-profit program on U.S. drug pricing and access, contributes frequently to leading academic and industry publications and served from 2024 to 2025 on a National Academy of Medicine consensus panel focused on improving U.S. drug research and development policy. He is a guest and professional lecturer at the University of California, Berkeley, Stanford, Columbia and The Ohio State University. Dr. Howell earned his B.S. with high honors from the University of Notre Dame and his M.D. magna cum laude from The Ohio State University, completed his internship and residency in internal medicine at Duke University Medical Center and earned his M.B.A. as a Fuqua Scholar from Duke University.

We are currently in discussions with candidates for the position of Chief Financial Officer, among other positions.

Voting Arrangements among Directors, Executive Officers and Stockholders

Voting Agreement

The Company and those of its stockholders who participated in the Company’s financing transaction in December 2024, including among others Mr. Altschuler and Dr. Ehrmann Barr, are parties to a voting agreement that governs the composition of the Board of Directors, and establishes voting obligations with respect to the election and removal of directors, increases in the authorized shares of the Company and any sale of the Company. Pursuant to the agreement, stockholders are required to vote their shares in accordance with specified designation rights. The voting agreement also includes irrevocable proxy provisions authorizing each of the Company’s chief executive officer, the Company’s Board chair and (in the event the Company’s stockholders have approved a sale of the Company) a designee of the selling investors to vote shares in accordance with the agreement in the event a stockholder fails to vote as required or acts inconsistently with its voting obligations. The proxy provisions will remain in effect until the earliest of a consummation of a public offering registered under the Securities Act or a Nasdaq or New York Stock Exchange listing; the closing of a sale of the Company; and an agreement by a sufficient majority of the stockholder parties to terminate the agreement.

The voting agreement includes customary “drag-along” provisions that may require stockholders to support and participate in certain approved transactions constituting a “Sale of the Company,” including a change of control transaction or a “Deemed Liquidation Event.” Upon satisfaction of specified approval thresholds, stockholders are required to vote in favor of such transaction, sell their shares on the same terms and conditions as other stockholders of the same class or series, and take all actions necessary to consummate the transaction, including executing transaction documentation and waiving certain statutory appraisal rights. The agreement also restricts stockholder actions that could delay or interfere with an approved sale and provides for the appointment of a stockholder representative in connection with post-closing matters.

The agreement contains restrictions on transfers of shares, requiring any transferee to become a party to the agreement as a condition to recognition of such transfer. It includes enforcement mechanisms designed to ensure compliance, specific performance remedies, and provisions permitting the Company and other parties to seek injunctive relief in Delaware courts. The agreement is governed by Delaware law, includes a waiver of jury trial, and provides for exclusive jurisdiction in Delaware courts. In addition, the agreement incorporates provisions addressing compliance with applicable securities laws and sanctions regimes.

Irrevocable Proxy and Power of Attorney

In connection with the Company’s private financing transactions, certain investors executed irrevocable proxies and powers of attorney in favor of the Company’s Chief Executive Officer, Andy Altschuler, or such person as Mr. Altschuler may designate. Pursuant to these agreements, Mr. Altschuler or his designee has the authority to vote all securities held by such investors on all matters submitted to the Company’s stockholders, including the election of directors, issuances of securities, financings, mergers, acquisitions, changes in control, and other matters requiring stockholder approval. Mr. Altschuler or his designee is also authorized to execute written consents and other agreements, waivers, approvals, and related documents on behalf of the applicable investors in connection with such matters. The proxy and power of attorney apply to all securities currently owned or subsequently acquired by the applicable investors, including securities acquired upon the exercise or conversion of options, SAFEs, convertible securities, or other instruments. The agreements provide that the proxy holder is entitled to receive stockholder communications otherwise deliverable to the applicable investors; that the proxies are irrevocable and survive the death, incapacity, bankruptcy, or transfer of the investor’s securities; and that the agreements and proxies are binding on transferees and successors. The agreements do not convey any ownership interest in the investors’ securities to the proxy holder. The proxy and power of attorney may be terminated only by Mr. Altschuler, in his sole discretion, upon written notice to the applicable investor.

Voting Power of the Co-Founders

As a result of his and his family’s stockholdings, as of September 30, 2026 (the most recent practicable date for providing such information), Andrew Altschuler, our Co-Founder, President, CEO and Chairman, controls approximately 57% of the voting power represented by the Company’s currently outstanding securities. Moreover, pursuant to the operation of the voting agreement and irrevocable proxies and powers of attorney described elsewhere in this offering circular (see “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders” and “Description of Securities – Voting Arrangements among Stockholders”), Mr. Altschuler may control a higher percentage of the voting power represented by the Company’s currently outstanding securities. Furthermore, as of September 30, 2026, Dr. Tami Ehrmann Barr, our Co-Founder and Chief Scientific Officer and a member of our Board of Directors, controls approximately 34% of the voting power represented by the Company’s currently outstanding securities.

In addition, to the extent additional shares in the Company are issued in this offering, investors in such shares will be required to grant an irrevocable voting proxy to Mr. Altschuler, which will prevent such investors from voting their shares until the waiver or termination of the proxy by Mr. Altschuler, neither of which may ever occur. As a consequence, after the completion of this offering, Mr. Altschuler will continue to maintain effective control over the Company, and Mr. Altschuler and Dr. Ehrmann Barr will between them control almost all of the voting power of our outstanding securities.

Future Plans regarding Voting Power

The Company currently expects that, after the completion of this offering, if its business continues to advance toward regulatory approval of its lead product and its general business prospects are good, its board and stockholders may choose to amend the Company’s share capital structure, including by (i) converting its outstanding preferred stock to common stock, pursuant to the terms of such preferred stock, so that all the Company’s common stockholders and preferred stockholders would thereafter own common stock and only common stock; (ii) create two classes of common stock, designated, for example, Class A and Class B common stock, with all common stockholders holding Class A stock except for Andrew Altschuler and Tami Ehrmann Barr, who would hold Class B common stock, and with each share of Class A common stock entitling its holder to one vote on all matters brought before the stockholders and each share of Class B common stock having super voting rights which entitle its holder to, for example, 1,000 votes for each such share on all matters brought before the stockholders; and (iii) thereafter terminate the irrevocable proxies held by Mr. Altschuler and by which Mr. Altschuler can control the voting of most of the Company’s outstanding shares. There can be no assurance, however, that the Company’s board and stockholders will at any time make any of the foregoing potential changes.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation During Our Last Completed Fiscal Year

The annual compensation of each of the three highest paid persons who were executive officers or directors during our fiscal year ended December 31, 2025 was as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation (1)	Total compensation
Andrew Altschuler	President, CEO	$198,000	$100,000	$298,000

Tami Ehrmann Barr	Chief Scientific Officer	$198,000	$100,000	$298,000

(1)	Values in this column represent bonuses paid for services rendered to the Company for the fiscal year ended December 31, 2025.

During the current fiscal year, ending December 31, 2026, Mr. Altschuler and Dr. Ehrmann Barr have each been paid $25,000 per month, for an expected salary for the year of $300,000 for each of them, and they are each receiving quarterly bonuses of $25,000, for an expected aggregate bonus amount for the year of $100,000 for each of them.

The Company anticipates that it may substantially increase, by 100% or more, the annual and bonus compensation paid to Mr. Altschuler and Dr. Ehrmann Barr starting sometime in the fourth calendar quarter of 2026.

The aggregate annual compensation of our directors as a group, solely for their services as directors, during our fiscal year ended December 31, 2025, was zero.

Current Compensation

Executives’ Employment and Consulting Agreements

Andrew Altschuler, our Co-Founder, President, CEO and Chairman, works full-time for Goa Therapeutics under a consulting agreement. The agreement is of indefinite duration until terminated by either party. Pursuant to the agreement, he receives $25,000 monthly along with reimbursement of expenses for travel, lodging and other incidental expenses incurred in providing services for the Company and is entitled to periodic bonuses as decided by the Board of Directors. Mr. Altschuler is our largest stockholder and has received and is eligible to receive additional compensatory equity awards under our 2024 Stock Plan, described below. See “Security Ownership of Management and Certain Securityholders.”

Dr. Tami Ehrmann Barr, our Co-Founder, Chief Scientific Officer and Director, works full-time for Goa Therapeutics under a consulting agreement. The agreement is of indefinite duration until terminated by either party. Pursuant to the agreement, she receives $25,000 monthly along with reimbursement of expenses for travel, lodging and other incidental expenses incurred in providing services for the Company and is entitled to periodic bonuses as decided by the Board of Directors. Dr. Ehrmann Barr is our second-largest stockholder and has received and is eligible to receive additional compensatory equity awards under our 2024 Stock Plan. See “Security Ownership of Management and Certain Securityholders.”

Dr. Dean Hakanson, our Chief Medical Officer, works part-time for Goa Therapeutics under an employment agreement. Pursuant to the agreement, he receives $16.90/hour for at least 15 hours per week, with potential adjustments if working over 40 hours, and may receive pay increases but not pay cuts. Dr. Hakanson is also eligible for Company benefits and expense reimbursements and has received and is eligible to receive additional compensatory equity awards under our 2024 Stock Plan, along with standard vacation and fringe benefits. Dr. Hakanson received warrants from us in early 2026 in respect of consulting work done for us, which warrants are immediately exercisable at any time and are subject to a five-year expiration period. See “Security Ownership of Management and Certain Securityholders.”

Dr. Scott Howell, our Chief Commercial Officer, works part-time for Goa Therapeutics under an employment agreement. Pursuant to the agreement, he receives $11.00/hour, with possible adjustments to meet legal minimum requirements, and may receive pay increases but not pay cuts. Dr. Howell is also eligible for Company benefits and expenses reimbursements and has received and is eligible to receive additional compensatory equity awards under our 2024 Stock Plan, along with standard vacation and fringe benefits. Dr. Howell received warrants from us in 2025 and early 2026 in respect of consulting work done for us, which warrants are immediately exercisable at any time and are subject to a five-year expiration period. See “Security Ownership of Management and Certain Securityholders.”

2024 Stock Plan

On December 31, 2024, the Company adopted the Goa Therapeutics Corporation 2024 Stock Plan (the “Plan” or the “2024 Stock Plan”). The Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock awards to employees and consultants. The purpose of the Plan is to attract and retain personnel, provide additional incentives and promote the success of the Company’s business.

The maximum number of shares of common stock authorized for issuance under the Plan was originally 13,816,463 shares. Prior to July 20, 2026, no awards had been granted under the Plan; therefore, 13,816,463 shares remained available for future issuance. On July 21, 2026, the Board of the Company made two awards of 6,908,000 nonstatutory stock options each, one to Andrew Altschuler, our Co-Founder, President and CEO, and one to Dr. Tami Ehrmann Barr, our Co-Founder and Chief Scientific Officer. Mr. Altschuler and Dr. Ehrmann Barr are the two members of the Company’s Board. Thereafter, pursuant to a Board resolution and a stockholders’ resolution, a total of 30,000,000 shares of common stock were authorized for issuance under the Plan. Thereafter, additional awards of nonstatutory stock options were made under the Plan. These awards included two awards totaling 1,375,000 nonstatutory stock options each, one to each of Dean Hakanson, our Chief Medical Officer, and one to Scott Howell, our Chief Commercial Officer. In addition, a total of 1,636,000 additional nonstatutory stock options and 45,000 restricted stock awards were granted among seven additional consultants and employees. Following such awards, as of September 30, 2026 (the most recent practicable date for providing such information), there was a balance of over 11,750,000 authorized but unawarded shares under the Plan.

The terms of the nonstatutory stock options awarded to Mr. Altschuler, Dr. Ehrmann Barr, Dr. Hakanson and Dr. Howell are set forth in the table below:

	Nonstatutory Stock Options
Directors and Executive Officers	Number	Exercise Price	Vesting
Andrew Altschuler	6,908,000	$0.94	vested
Tami Ehrmann Barr	6,908,000	$0.94	vested
Dean Hakanson	1,375,000	$5.20	125,000 vested, rest vesting quarterly through March 2031
Scott Howell	1,375,000	$5.20	125,000 vested, rest vesting quarterly through April 2031

The 1,636,000 options and 45,000 restricted stock awards granted to the seven additional consultants and employees are subject to various vesting terms and, in the case of the options, to exercise prices between $1.11 and $5.20 per share.

The following is a summary of the material features of the Plan.

Eligibility

The Administrator may grant stock options and restricted stock to any employee or consultant of the Company or its parents, subsidiaries and affiliates. For this purpose, “consultants” include directors. Only employees are eligible to receive incentive stock options, and employees of affiliates are not eligible to receive incentive stock options.

Administration

The Plan will be administered by the Board of Directors (the “Board”), a committee of two or more directors appointed by the Board (a “Committee”), or any combination thereof, as determined by the Board. Different administrative bodies may administer the Plan with respect to different classes of participants, and, if permitted by applicable law, the Board may authorize one or more officers of the Company to make awards to employees and consultants who are not subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within parameters specified by the Board (collectively, the “Administrator”). Subject to the terms of the Plan, the Administrator has the authority, in its sole discretion, to select the employees and consultants who will receive awards, to determine the number of Shares covered by each award, to approve the forms of award agreement, to determine the terms and conditions of awards (including the exercise or purchase price, the time or times when awards may vest and be exercised, any performance criteria, to determine whether and under what circumstances an option may be settled in cash, to amend any outstanding award (provided that no amendment may materially and adversely affect any participant without the participant’s consent), and the circumstances under which vesting will be accelerated or forfeiture restrictions waived), to implement an option exchange program, to approve addenda accommodating participants outside the United States, and to construe and interpret the Plan and award agreements. The Administrator’s determinations and interpretations are final and binding on all participants. Members of the Board and any Committee (and any officers to whom administrative authority is delegated) are indemnified by the Company to the maximum extent permitted by applicable law in connection with their service under the Plan.

Share Reserve

The maximum aggregate number of shares of the Company’s common stock (the “Shares”) that may be issued under the Plan is 30,000,000 Shares, all of which may be issued upon the exercise of incentive stock options. Shares issuable under the Plan may be authorized but unissued Shares or reacquired Shares. If an award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unissued Shares subject to the award will again become available for future awards under the Plan. In addition, Shares retained by the Company to satisfy the exercise or purchase price of an award or any applicable withholding taxes, and Shares issued under the Plan that are later forfeited to, or repurchased by, the Company at the original purchase price (including in connection with a termination of service), will again become available for future awards under the Plan. The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see Equitable Adjustments below).

Types of Awards

The Plan provides for the grant of incentive stock options, nonstatutory stock options, and restricted stock (collectively, “awards”).

Stock Options. The Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and options that do not so qualify (“nonstatutory stock options”). Incentive stock options may be granted only to employees of the Company and its parents and subsidiaries; nonstatutory stock options may be granted to any eligible employee or consultant. To the extent that the aggregate fair market value of Shares with respect to which incentive stock options first become exercisable by a participant during any calendar year exceeds $100,000, the excess options are treated as nonstatutory stock options. The exercise price of each incentive stock option may not be less than 100% of the fair market value of one Share on the date of grant (110% in the case of an incentive stock option granted to a holder of more than 10% of the voting power of the Company’s stock (a “Ten Percent Holder”)). The exercise price of a nonstatutory stock option is determined by the Administrator and, if less than 100% of fair market value on the date of grant, must otherwise comply with applicable law, including Section 409A of the Code. The term of each option is set by the Administrator and may not exceed ten (10) years from the date of grant (five (5) years for an incentive stock option granted to a Ten Percent Holder). The Administrator determines at what time or times each option may be exercised, including the ability to accelerate vesting. The exercise price may be paid by cash, check, a promissory note (to the extent permitted by applicable law), cancellation of indebtedness, previously owned Shares, a cashless exercise, such other consideration as is permitted by applicable law, or any combination of the foregoing, as determined by the Administrator. Unless otherwise provided in the applicable option agreement, following a termination of service a participant may exercise the vested portion of an option for three (3) months following the termination (twelve (12) months in the case of a termination due to disability, and twelve (12) months in the case of death); however, an option terminates immediately upon a termination of service for cause. The Administrator may also offer to buy out an option for a payment in cash or Shares.

Restricted Stock. A restricted stock award is an award of, or a right to purchase, Shares that is subject to such terms, conditions and restrictions as the Administrator determines, including the purchase price (if any) and the vesting schedule. Unless the Administrator determines otherwise, the restricted stock purchase agreement will grant the Company a repurchase option, exercisable upon a voluntary or involuntary termination of the participant’s service for any reason (including death or disability), at a purchase price equal to the original purchase price paid for the Shares; the repurchase option lapses at the rate determined by the Administrator. Once the restricted stock is purchased, the participant generally has the rights of a holder of capital stock, including the right to vote the Shares and to receive dividends, subject to the applicable restrictions and the Company’s repurchase rights.

Repricing; Option Exchange Program

The Administrator may, subject to applicable law and without the consent of the Company’s stockholders, implement an option exchange program under which outstanding options are exchanged for options with a lower exercise price, restricted stock, cash or other property, or are amended to decrease the exercise price as a result of a decline in the fair market value of the Shares; provided that no amendment or adjustment to an option that would materially and adversely affect the rights of any participant may be made without his or her consent.

Equitable Adjustments

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, reclassification or subdivision of the Shares, the number and class of Shares available for future awards and subject to outstanding awards, the per-Share exercise price of each outstanding option, and any per-Share repurchase price applicable to outstanding awards will be automatically and proportionately adjusted. In the event of certain other transactions or events affecting the Shares, including an increase or decrease in the number of issued Shares effected without consideration, an extraordinary dividend payable in a form other than Shares that has a material effect on fair market value, a recapitalization, a rights offering, a reorganization, a merger, a spin-off, a split-up, or another change in corporate structure, the Administrator will make appropriate adjustments, in its discretion, to one or more of those items. Any adjustment made by the Administrator is final, binding and conclusive.

Corporate Transactions

In the event of the dissolution or liquidation of the Company, each award will terminate immediately prior to the consummation of such action, unless the Administrator determines otherwise. In the event of a “Corporate Transaction” generally, a transfer of all or substantially all of the Company’s assets, a merger, consolidation or other capital reorganization or business combination, or a transaction in which any person becomes the beneficial owner of more than 50% of the Company’s then outstanding capital stock, each outstanding award (whether vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any participant and need not treat all awards in an identical manner. The Administrator’s determination may provide, without limitation, for (A) the continuation of the award by the Company (if it is the surviving corporation); (B) the assumption of the award by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of a new option or equity award; (D) the cancellation of the award in exchange for a payment equal to the excess, if any, of the fair market value of the underlying Shares over the exercise or purchase price; or (E) the cancellation of outstanding options or rights to purchase restricted stock for no consideration.

Transferability

Awards generally may not be sold, pledged, assigned, hypothecated, transferred or otherwise disposed of other than by will or by the laws of descent and distribution, and an option may be exercised during the participant’s lifetime only by the participant or a permitted transferee. The Administrator may, in its sole discretion, permit limited transfers of nonstatutory stock options to certain trusts or, by gift, to family members (subject to additional restrictions during any period in which the Company relies on the exemption under Rule 12h-1(f) of the Exchange Act). In addition, Shares acquired under any award generally may not be transferred without the Company’s prior approval, which may be granted or withheld in the Company’s sole and absolute discretion, and any purported transfer in violation of the Plan is void.

Conditions Upon Issuance of Shares

The Company is not obligated to issue or deliver any Shares under the Plan unless the issuance and delivery comply with applicable law, and the Company may require a participant to make customary investment representations as a condition to the exercise of an option or the purchase of restricted stock. Until the Company’s common stock becomes listed or approved for listing on a national securities exchange or quotation system (a “Listed Security”), Shares issued under the Plan are subject to a right of first refusal in favor of the Company, pursuant to which a participant must first offer the Shares to the Company before transferring them to a third party, on the terms set forth in the applicable award agreement.

California Participants

Prior to the date, if ever, on which the Company’s common stock becomes a Listed Security or the Company becomes subject to the reporting requirements of the Exchange Act, awards granted to California participants are subject to an addendum to the Plan. Among other things, the addendum provides that, following a termination of service, a participant will have at least thirty (30) days (six (6) months in the case of death or permanent disability) to exercise his or her option to the extent vested, that no option will be exercisable after the tenth anniversary of the date of grant, and that the Company will furnish summary financial information to California participants at least annually (subject to certain exceptions), in each case as required by Section 25102(o) of the California Corporations Code.

Term

The Plan became effective upon its adoption by the Board and, unless terminated earlier, will continue in effect for a term of ten (10) years.

Amendment and Termination

The Board may amend or terminate the Plan at any time. No amendment or termination may materially and adversely affect the rights of any participant under an outstanding award without his or her consent. The Company will obtain the approval of its stockholders for any amendment to the extent necessary and desirable to comply with applicable law.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards under the Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Shares issued upon the exercise of an incentive stock option are held for at least two years from the date of grant and one year from the date of exercise, then, generally, upon a sale of the Shares any amount realized in excess of the exercise price will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss, and neither the Company nor its subsidiaries will be entitled to a deduction. The exercise of an incentive stock option, however, may give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee. If the Shares are disposed of before the expiration of those holding periods (a “disqualifying disposition”), the optionee generally realizes ordinary income in the year of disposition equal to the excess of the fair market value of the Shares at exercise (or, if less, the amount realized on the disposition) over the exercise price, and the Company or its subsidiaries are generally entitled to a corresponding deduction. An incentive stock option generally will be treated as a nonstatutory stock option if it is exercised more than three months following termination of employment.

Nonstatutory Stock Options. No income is generally realized by the optionee at the time a nonstatutory stock option is granted. Generally, at exercise, ordinary income is realized by the optionee in an amount equal to the excess of the fair market value of the Shares on the date of exercise over the exercise price, and the Company or its subsidiaries receive a corresponding tax deduction. At the subsequent disposition of the Shares, any appreciation or depreciation after the date of exercise is treated as short-term or long-term capital gain or loss depending on how long the Shares have been held. Upon exercise, the optionee will also be subject to Social Security and Medicare taxes on the excess of the fair market value of the Shares over the exercise price.

Restricted Stock. A participant who acquires restricted stock that is subject to a substantial risk of forfeiture generally will not recognize ordinary income until the restrictions lapse, at which time the participant recognizes ordinary income equal to the excess of the fair market value of the Shares over the price paid, if any. Alternatively, the participant may elect under Section 83(b) of the Code, within 30 days after the transfer of the Shares, to recognize ordinary income as of the date of transfer in an amount equal to the excess of the fair market value of the Shares on that date over the purchase price. The Company or its subsidiaries generally are entitled to a deduction equal to the amount of ordinary income recognized by the participant. The participant’s tax basis in the Shares equals the amount paid plus any ordinary income recognized, and the participant’s capital gain holding period begins when the income is recognized.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control may cause all or a portion of the related payments to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, stock options are exempt from Section 409A if the exercise price per Share is at least equal to the fair market value per Share on the date of grant. Restricted stock awards are generally not subject to Section 409A. If an award is subject to Section 409A and the provisions for its exercise or settlement do not comply with Section 409A, the participant may be required to recognize ordinary income before the award is exercised or settled, and that amount would also be subject to an additional 20% federal tax and premium interest, in addition to federal income tax at the participant’s usual marginal rate for ordinary income.

Indemnification

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify and advance expenses to our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with our directors and executive officers.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the numbers and percentages of the two classes of our outstanding voting securities beneficially owned as of September 30, 2026 (the most recent practicable date for providing such information) and immediately following the closing of this offering (as qualified in the footnotes thereto) by:

●	each person known to us to be the beneficial owner of more than 10% of any class of our outstanding voting securities;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this offering circular. For purposes of computing the percentage of our outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this offering circular are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Name and Address of Beneficial	Common Stock Beneficially Owned Prior to this Offering (3)			Preferred Stock Beneficially Owned Prior to this Offering (4)			All Voting Securities Beneficially Owned Prior to this Offering (5)
Owner (1) (2)	Number	Percentage		Number	Percentage		Number	Percentage
Andrew Altschuler, Chief Executive Officer and Chairman (6)	36,270,500	50.18	%(11)	24,869,632	71.44%		61,140,132	57.09	% (7)
Tami Ehrmann Barr, Chief Scientific Officer and Director (8)	36,270,500	50.18	%(11)	0	*	%	36,270,500	33.87%
Dean Hakanson, Chief Medical Officer (9)	215,000	*	%	0	*	%	215,000	*	%
Scott Howell, Chief Commercial Officer (10)	300,000	*	%	0	*	%	300,000	*	%
All directors and executive officers as a group (4 persons)	73,056,000	91.97%		24,869,632	71.44%		97,925,632	85.71	% (7)

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each person listed is c/o Goa Therapeutics Corporation, 515 North Flagler Drive, Suite 350, West Palm Beach, FL 33401.

(2)	The persons named in the table have sole voting and investment power with respect to all shares of stock shown as being beneficially owned by them, subject to community property laws where applicable and any other information contained in the footnotes to this table.

(3)	As of September 30, 2026, a total of 65,370,588 shares of our common stock were issued and outstanding. In addition, as of that date there were vested options and warrants held by our directors and executive officers that were exercisable within 60 days to acquire an additional 14,066,000 shares of our common stock, for a total of 79,436,588 shares of our common stock issued and outstanding or acquirable within 60 days. See footnotes 6, 8, 9 and 10, below, for information in respect of the vested options, warrants or both held by each of our directors and executive officers. Each holder of shares of our common stock is entitled to one vote per share of common stock held by such holder.

(4)	As of September 30, 2026, a total of 34,813,118 shares of our preferred stock were issued and outstanding. Each holder of shares of our preferred stock is entitled to cast the number of votes equal to the number of whole shares of our common stock into which such preferred stock is convertible. Each share of our issued and outstanding preferred stock is convertible into one whole share of our common stock, and therefore is entitled to one vote per share.

(5)	Equal to the sum of the shares of our common stock issued and outstanding or acquirable within 60 days and the shares of our preferred stock issued and outstanding, in each case as of September 30, 2026, or 114,249,706 shares in total. See footnotes (3) and (4) to this table.

(6)	Mr. Altschuler’s beneficial holdings are comprised of 29,362,500 shares of common stock held directly by him and 24,869,632 shares of preferred stock held for the benefit of members of Mr. Altschuler’s family, over which Mr. Altschuler retains voting and dispositive power. In addition, in July 2026, Mr. Altschuler was awarded nonstatutory stock options to acquire an additional 6,908,000 shares of common stock for an exercise price of $0.94 per share. The options are fully vested.

(7)	As a result of his and his family’s stockholdings, Mr. Altschuler controls approximately 57% of the voting power represented by the Company’s currently outstanding securities. Moreover, pursuant to the operation of the voting agreement and irrevocable proxies and powers of attorney described elsewhere in this offering circular (see “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders” and “Description of Securities – Voting Arrangements among Stockholders”), Mr. Altschuler may control a higher percentage of the voting power represented by the Company’s currently outstanding securities. In addition, to the extent additional shares in the Company are issued in this offering, investors in such shares will be required to grant an irrevocable voting proxy to Mr. Altschuler, which will prevent such investors from voting their shares until the waiver or termination of the proxy by Mr. Altschuler, neither of which may ever occur. As a consequence, after the completion of this offering, Mr. Altschuler will continue to maintain effective control over the Company, and Mr. Altschuler and Dr. Ehrmann Barr will between them control almost all of the voting power of our outstanding securities.

(8)	Dr. Ehrmann Barr’s beneficial holdings are comprised of 29,362,500 shares of common stock held for the benefit of members of Dr. Ehrmann Barr’s family, over which Dr. Ehrmann Barr retains voting and dispositive power. In addition, in July 2026, Dr. Ehrmann Barr was awarded nonstatutory stock options to acquire an additional 6,908,000 shares of common stock for an exercise price of $0.94 per share. The options are fully vested.

(9)	Dr. Hakanson’s beneficial holdings are comprised of 90,000 shares of common stock issuable upon exercise of outstanding warrants issued to him in early 2026 in respect of consulting work done for us, which warrants were immediately exercisable and are subject to a five-year expiration period. In addition, in July 2026, Dr. Hakanson was awarded nonstatutory stock options to acquire an additional 1,375,000 shares of common stock for an exercise price of $5.20 per share. 125,000 of the options are vested, with the remainder vesting quarterly through March 2031.

(10)	Dr. Howell’s beneficial holdings are comprised of 175,000 shares of common stock issuable upon exercise of outstanding warrants issued to record holder Blue Line Advisors LLC, for Dr. Howell’s benefit, in 2025 and in early 2026 in respect of consulting work done for us, which warrants were immediately exercisable and are subject to a five-year expiration period. In addition, in July 2026, Dr. Howell was awarded nonstatutory stock options to acquire an additional 1,375,000 shares of common stock for an exercise price of $5.20 per share. 125,000 of the options are vested, with the remainder vesting quarterly through April 2031.

(11)	This percentage calculation assumes the exercise by this holder of all such holder’s vested options and warrants exercisable within 60 days, without any exercise by any other holder of any such securities held by them. As a result, the percentages, if added, may exceed 100%.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Altschuler is our Co-Founder, President, CEO and the Chairman of our Board of Directors, which has two members. Dr. Ehrmann Barr is our Co-Founder and Chief Scientific Officer, and is the other member of our Board of Directors. As a result of their respective positions, Mr. Altschuler and Dr. Ehrmann Barr control Goa on a day-to-day basis. In addition, Mr. Altschuler controls approximately 57% of the voting power represented by the Company’s currently outstanding securities and Dr. Ehrmann Barr controls approximately 34% of such voting power, which gives them control of the size and membership of the Goa Board of Directors and of matters that come before GOA’s stockholders. Moreover, voting agreement and proxy arrangements give Mr. Altschuler control over additional shares. For more information regarding voting arrangements and control, currently and following this offering, see “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders.”

As a result of the foregoing, Mr. Altschuler and Dr. Ehrmann Barr can determine the terms of their employment with the Company and their compensation. Currently, both Mr. Altschuler and Dr. Ehrmann Barr work under consulting agreements and each is paid an aggregate of $400,000 per year in compensation. In addition, the Company anticipates substantially increasing, by 100% or more, the annual and bonus compensation paid to Mr. Altschuler and Dr. Ehrmann Barr beginning on or about October 1, 2026. See “Compensation of Directors and Executive Officers – Compensation During Our Last Completed Fiscal Year.” In addition, on July 21, 2026, the Board of the Company awarded 6,908,000 nonstatutory stock options to each of Mr. Altschuler and Dr. Ehrmann Barr. Mr. Altschuler and Dr. Ehrmann Barr are the two members of the Company’s Board. See “Compensation of Directors and Executive Officers – 2024 Stock Plan.” Although the Company believes these levels of compensation are fair and reasonable given these officers’ respective duties, efforts and performance, in setting these levels of compensation it has not consulted with outside compensation advisors or systematically examined the compensation of similarly situated executives at other companies.

Both Mr. Altschuler and Dr. Ehrmann Barr are selling some of their Company common stock as part of this offering. The Company will pay the per-share commission due to the Broker upon the sale of their securities, as well as paying the per-share commission due to the Broker upon the sale of new shares by the Company. The per-share commission due on the selling securityholders’ shares will total $337,500, if all such shares are sold. The Company will also pay all the additional fees and expenses of the offering, and will spend substantial amounts marketing the offering, without allocating any portion of such fees, expenses or amounts for payment by the selling securityholders.

DESCRIPTION OF SECURITIES

Shares of our capital stock may be issued from time to time in one or more classes or series. Our board of directors is authorized by our amended and restated certificate of incorporation to establish such classes or series, issue shares of each such class or series and fix the powers, designations and preferences, the relative, participating, optional or other special rights and the qualifications, limitations and restrictions applicable to each such class or series, without any vote or other action by any holders of any of our capital stock. Each such class or series will have the terms set forth in a certificate of designations relating to such class or series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as it may be amended and restated from time to time.

As of September 30, 2026 (the most recent practicable date for providing such information), we had the following shares of capital stock issued and outstanding:

●	Common stock

○	65,370,588 shares

●	Preferred stock:

○	310,056 shares of Series Seed-1 Preferred Stock (“Series Seed-1 PS”);

○	404,332 shares of Series Seed-2 Preferred Stock (“Series Seed-2 PS”);

○	25,125 shares of Series Seed-3 Preferred Stock (“Series Seed-3 PS”);

○	12,434,816 shares of Series Seed-4 Preferred Stock (“Series Seed-4 PS”);

○	12,434,816 shares of Series Seed-5 Preferred Stock (“Series Seed-5 PS”);

○	3,307,032 shares of Series Seed Preferred Stock (“Series Seed PS”);

○	2,887,287 shares of Series Seed-6 Preferred Stock (“Series Seed-6 PS”);

○	2,390,448 shares of Series Seed-7 Preferred Stock (“Series Seed-7 PS”); and

○	619,206 shares of Series Seed-8 Preferred Stock (“Series Seed-8 PS”).

We occasionally refer to the shares of Series Seed-1 PS, Series Seed-2 PS, Series Seed-3 PS, Series Seed-4 PS, Series Seed-5 PS, Series Seed PS, Series Seed-6 PS, Series Seed-7 PS and Series Seed-8 PS collectively as our “Preferred Stock.”

(In addition to the foregoing, we have issued nonstatutory stock options, exercisable for shares of common stock, and restricted stock awards under our 2024 Stock Plan. See “Compensation of Directors and Executive Officers – 2024 Stock Plan.”)

The rights, preferences, powers, privileges, and restrictions of each series of Preferred Stock are identical in all respects to those of each other series of Preferred Stock, other than their original issuance prices.

The following is a summary of the rights and limitations of our capital stock as provided for in our most recent amended and restated certificate of incorporation. This summary does not purport to be complete and is qualified in its entirety by the provisions of our charter documents and applicable provisions of the Delaware General Corporation Law. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, copies of which are exhibits to the offering statement of which this offering circular is a part.

Common Stock

Equal Rights per Share. All shares of our common stock shall have identical terms and each such share entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions, applicable to each other share.

Voting. Holders of shares of our common stock shall have one vote per share of common stock held by them and are not entitled to cumulative voting rights. The holders of shares of our common stock shall have the right, exclusively and voting as a separate class, to elect four directors, and the holders of Series Seed Preferred Stock shall have the right, exclusively and voting as a separate class, to elect one director; on all other matters submitted to a vote of the stockholders, the holders of shares of our common stock and the holders of shares of our Preferred Stock shall vote as a single class and on an as-converted-to-common stock basis. Notwithstanding the foregoing, except as otherwise required by law, the holders of shares of our common stock shall not be entitled to vote as a separate class (but may vote together with the holders of Preferred Stock) on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock, if the holders of shares of such affected series of Preferred Stock are entitled, either separately or together with the holders of shares of one or more other class or series of our capital stock, to vote thereon.

Dividends. Our board of directors retains the discretion to pay dividends or not on our common stock, subject to the prior preferences and participation rights of the outstanding Preferred Stock. Under the certificate of incorporation, the Company cannot declare, pay, or set aside any dividends on shares of common stock (other than dividends payable solely in shares of common stock) unless the holders of all outstanding series of Preferred Stock first or simultaneously receive a dividend. There is no minimum semi-annual, annual or other dividend requirement. Our board of directors will retain the discretion not to pay a dividend or to reduce its size: (i) in circumstances where our board of directors believes it is necessary or prudent to retain such earnings in order to avoid a material adverse effect on our financial condition or results of operations or (ii) based on applicable legal or contractual requirements or restrictions or (iii) based on other factors that our board of directors deems relevant and significant to the Company.

Liquidation, Dissolution, etc. Subject to and qualified by the rights of the holders of shares of any other class or series of our capital stock, including our Preferred Stock, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and after the holders of shares of any other class or series of our capital stock have received the amounts owed and available for distribution to them on a preferential basis, if any, the holders of shares of our common stock shall be entitled to receive all the remaining assets of the Company available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them.

No Preemptive or Subscription Rights. No holder of shares of common stock shall be entitled to preemptive or subscription rights.

Right of First Refusal. Our bylaws impose restrictions on the transfer of shares of our common stock by stockholders. Prior to any proposed transfer of shares, the transferring stockholder must first offer those shares to the Company before selling them to a third party by delivering a written notice to the Company. The transfer notice must describe the bona fide prospective transferee, the number of shares proposed to be transferred, and the cash price or other consideration for which the transfer is to be made. For a period of 30 days following receipt of the transfer notice, the Company has an option to purchase all or any portion of the shares specified in the notice at the same price and on the same terms as specified in the transfer notice. If the Company determines not to purchase any such shares, the transferring stockholder may proceed with the transfer; provided any such permitted transferee must agree in writing to be bound by the same restrictions on transfer, including the Company’s right of first refusal, subject to certain exceptions. Any attempted transfer of shares of our common stock in violation of the right of first refusal provision will be deemed null and void ab initio.

Preferred Stock

Series Designations. Each series of our preferred stock will be a separately designated series of preferred stock of the Company. In connection with the establishment of each such series of preferred stock, our board of directors shall fix the number of shares comprising such series and such voting powers, full or limited or no voting powers and such other powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions applicable thereto, including without limitation dividend rights, liquidation, dissolution, etc., rights and the Company’s powers of cancellation of the outstanding shares of such series, as shall be stated in the certificate of incorporation or certificate of designations, if applicable, relating to such series filed with the State of Delaware or otherwise made a part of our certificate of incorporation, as amended and restated from time to time, all to the fullest extent permitted by Delaware law and not inconsistent with the other provisions of our certificate of incorporation, as it may have been amended and restated from time to time. The powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions applicable thereto, may be different from those of any other class or series of our capital stock at any time outstanding. There is no minimum semi-annual, annual or other dividend requirement. Our board of directors will retain the discretion not to pay a dividend or to reduce its size: (i) in circumstances where our board of directors believes it is necessary or prudent to retain such earnings in order to avoid a material adverse effect on our financial condition or results of operations or (ii) based on applicable legal or contractual requirements or restrictions or (iii) based on other factors that our board of directors deems relevant and significant to the Company.

Equal Rights per Share within a Series. All shares within the outstanding series of Preferred Stock have identical terms and each such share shall entitle the holder thereof to the same powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions, applicable to each other share.

Voting. On all matters submitted to a vote of the stockholders, the holders of shares of our Preferred Stock shall vote together with the holders of shares of our common stock as a single class and on an as-converted-to-common stock basis, except that holders of shares of our common stock shall have the right, exclusively and voting as a separate class, to elect four directors, and the holders of Series Seed Preferred Stock shall have the right, exclusively and voting as a separate class, to elect one director.

Dividends. Our board of directors retains the discretion to pay dividends or not on our common stock, subject to the prior preferences and participation rights of the outstanding Preferred Stock. Under the certificate of incorporation, the Company cannot declare, pay, or set aside any dividends on shares of common stock (other than dividends payable solely in shares of common stock) unless the holders of all outstanding series of Preferred Stock first or simultaneously receive a dividend. The holders of Preferred Stock are entitled to receive non-cumulative, participating dividends on an as-converted basis. For dividends declared on common stock or other convertible securities, the preferred dividend is calculated based on the number of shares of common stock into which the Preferred Stock is convertible. For dividends on non-convertible securities, the payment is determined proportionally based on the original issuance price of the respective series of Preferred Stock. If dividends are declared on multiple classes of stock on the same date, preferred stockholders will receive the highest calculated dividend amount among the applicable formulas.

Liquidation, Dissolution, etc. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined in the certificate of incorporation), the holders of all series of Preferred Stock are entitled to receive a preferential distribution before any payment or distribution is made to the holders of common stock. This distribution will be paid out of the assets of the Company available for distribution, the consideration payable to stockholders, or the available proceeds, as applicable. All series of Preferred Stock rank pari passu with one another and will share in the distribution based on their respective Liquidation Amounts (as defined in the certificate of incorporation).

Redemption Rights. If a Deemed Liquidation Event occurs and the Company does not dissolve within 90 days, the holders of Preferred Stock can call for a redemption. Upon written request by the requisite holders within 120 days of the event, the Company must use all available proceeds, consisting of net transaction consideration and assets legally available under Delaware law, to redeem all outstanding Preferred Stock. If the available proceeds are insufficient to redeem all outstanding shares, the Company must redeem each holder’s Preferred Stock on a pro rata basis to the fullest extent legally permissible, with the remaining shares to be redeemed as soon as funds become lawfully available. Other than in connection with a Deemed Liquidation Event, the Preferred Stock is not redeemable.

Conversion Rights. Each share of Preferred Stock is convertible at the option of the holder at any time, from time to time, and without the payment of any additional consideration, into fully paid and non-assessable shares of common stock. The number of shares of common stock to be issued upon conversion is determined by dividing the applicable Original Issue Price (as defined in the certificate of incorporation) for that specific series of Preferred Stock by its applicable Conversion Price (as defined in the certificate of incorporation) in effect at the time of conversion. As of the original issue date, the initial Conversion Price for each series is equal to its Original Issue Price, establishing an initial 1-to-1 conversion rate. This Conversion Price, along with the resulting conversion rate, is subject to subsequent adjustments under certain anti-dilution or recapitalization events as detailed in our certificate of incorporation. The right to convert terminates upon specified notice events, such as a liquidation or redemption.

In addition, all outstanding shares of Preferred Stock will automatically convert into common stock at the then-effective conversion rate upon the earliest occurrence of a qualifying liquidity event or stockholder action. A qualifying event includes a direct listing, an underwritten public offering on the NYSE or Nasdaq or reverse merger into a public company along with certain other conditions. The Preferred Stock will automatically convert at any time or upon the occurrence of any event specified by the vote or written consent of the Requisite Holders (as defined in the certificate of incorporation).

No Preemptive or Subscription Rights. No holder of shares of Preferred Stock shall be entitled to preemptive or subscription rights.

Voting Arrangements among Stockholders

Voting Agreement

The Company and those of its stockholders who participated in the Company’s financing transaction in December 2024, including among others Mr. Altschuler and Dr. Ehrmann Barr, are parties to a voting agreement that governs the composition of the Board of Directors, and establishes voting obligations with respect to the election and removal of directors, increases in the authorized shares of the Company and any sale of the Company. Pursuant to the agreement, stockholders are required to vote their shares in accordance with specified designation rights. The voting agreement also includes irrevocable proxy provisions authorizing each of the Company’s chief executive officer, the Company’s Board chair and (in the event the Company’s stockholders have approved a sale of the Company) a designee of the selling investors to vote shares in accordance with the agreement in the event a stockholder fails to vote as required or acts inconsistently with its voting obligations. The proxy provisions will remain in effect until the earliest of a consummation of a public offering registered under the Securities Act, or a Nasdaq or New York Stock Exchange listing; the closing of a sale of the Company; and an agreement by a sufficient majority of the stockholder parties to terminate the agreement.

The voting agreement includes customary “drag-along” provisions that may require stockholders to support and participate in certain approved transactions constituting a “Sale of the Company,” including a change of control transaction or a “Deemed Liquidation Event.” Upon satisfaction of specified approval thresholds, stockholders are required to vote in favor of such transaction, sell their shares on the same terms and conditions as other stockholders of the same class or series, and take all actions necessary to consummate the transaction, including executing transaction documentation and waiving certain statutory appraisal rights. The agreement also restricts stockholder actions that could delay or interfere with an approved sale and provides for the appointment of a stockholder representative in connection with post-closing matters.

The agreement contains restrictions on transfers of shares, requiring any transferee to become a party to the agreement as a condition to recognition of such transfer. It includes enforcement mechanisms designed to ensure compliance, specific performance remedies, and provisions permitting the Company and other parties to seek injunctive relief in Delaware courts. The agreement is governed by Delaware law, includes a waiver of jury trial, and provides for exclusive jurisdiction in Delaware courts. In addition, the agreement incorporates provisions addressing compliance with applicable securities laws and sanctions regimes.

Irrevocable Proxy and Power of Attorney

In connection with the Company’s private financing transactions, certain investors executed irrevocable proxies and powers of attorney in favor of the Company’s Chief Executive Officer, Andy Altschuler, or such person as Mr. Altschuler may designate. Pursuant to these agreements, Mr. Altschuler or his designee has the authority to vote all securities held by such investors on all matters submitted to the Company’s stockholders, including the election of directors, issuances of securities, financings, mergers, acquisitions, changes in control, and other matters requiring stockholder approval. Mr. Altschuler or his designee is also authorized to execute written consents and other agreements, waivers, approvals, and related documents on behalf of the applicable investors in connection with such matters. The proxy and power of attorney apply to all securities currently owned or subsequently acquired by the applicable investors, including securities acquired upon the exercise or conversion of options, SAFEs, convertible securities, or other instruments. The agreements provide that the proxy holder is entitled to receive stockholder communications otherwise deliverable to the applicable investors; that the proxies are irrevocable and survive the death, incapacity, bankruptcy, or transfer of the investor’s securities; and that the agreements and proxies are binding on transferees and successors. The agreements do not convey any ownership interest in the investors’ securities to the proxy holder. The proxy and power of attorney may be terminated only by Mr. Altschuler, in his sole discretion, upon written notice to the applicable investor.

Voting Power of the Co-Founders

As a result of his and his family’s stockholdings, as of September 30, 2026 (the most recent practicable date for providing such information), Andrew Altschuler, our Co-Founder, President, CEO and Chairman, controls approximately 57% of the voting power represented by the Company’s currently outstanding securities. Moreover, pursuant to the operation of the voting agreement and irrevocable proxies and powers of attorney described elsewhere in this offering circular (see “Directors, Executive Officers and Significant Employees – Voting Arrangements among Directors, Executive Officers and Stockholders” and “Description of Securities – Voting Arrangements among Stockholders”), Mr. Altschuler may control a higher percentage of the voting power represented by the Company’s currently outstanding securities. Furthermore, as of September 30, 2026, Dr. Tami Ehrmann Barr, our Co-Founder and Chief Scientific Officer and a member of our Board of Directors, controls approximately 34% of the voting power represented by the Company’s currently outstanding securities.

In addition, to the extent additional shares in the Company are issued in this offering, investors in such shares will be required to grant an irrevocable voting proxy to Mr. Altschuler, which will prevent such investors from voting their shares until the waiver or termination of the proxy by Mr. Altschuler, neither of which may ever occur. As a consequence, after the completion of this offering, Mr. Altschuler will continue to maintain effective control over the Company, and Mr. Altschuler and Dr. Ehrmann Barr will between them control almost all of the voting power of our outstanding securities.

Future Plans regarding Voting Power

The Company currently expects that, after the completion of this offering, if its business continues to advance toward regulatory approval of its lead product and its general business prospects are good, its board and stockholders may choose to amend the Company’s share capital structure, including by (i) converting its outstanding preferred stock to common stock, pursuant to the terms of such preferred stock, so that all the Company’s common stockholders and preferred stockholders would thereafter own common stock and only common stock; (ii) create two classes of common stock, designated, for example, Class A and Class B common stock, with all common stockholders holding Class A stock except for Andrew Altschuler and Tami Ehrmann Barr, who would hold Class B common stock, and with each share of Class A common stock entitling its holder to one vote on all matters brought before the stockholders and each share of Class B common stock having super voting rights which entitle its holder to, for example, 1,000 votes for each such share on all matters brought before the stockholders; and (iii) thereafter terminate the irrevocable proxies held by Mr. Altschuler and by which Mr. Altschuler can control the voting of most of the Company’s outstanding shares. There can be no assurance, however, that the Company’s board and stockholders will at any time make any of the foregoing potential changes.

Dividend Policy

Our board of directors will determine our future dividend policy based on our results of operations, financial condition, capital requirements and other circumstances. We have not previously declared or paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and finance the growth of our business, as described in this offering circular. Accordingly, we do not anticipate that any cash dividends will be paid on our common stock or preferred stock in the foreseeable future.

Warrants

Since our incorporation and initial financing in 2024, we have issued a total of over 9 million warrants at various exercise prices and for various exercise durations, with such exercise prices generally increasing over time and such exercise durations generally decreasing over time. In most cases, each warrant is exercisable to acquire one share of our common stock, although in a small number of cases each warrant is exercisable to acquire one share of preferred stock, of various series. A total of over 4 million warrants have been exercised. As of September 30, 2026 (the most recent practicable date for providing such information), we had 5,399,827 warrants outstanding, with the following principal characteristics.

Warrant Type	Number Outstanding	Exercise Price	Expiration Year
Warrants to Acquire Common Stock	15,000	$0.09	2035
	1,599,296	$1.11	2029, 2030, 2031
	2,693,000	$1.85	2027, 2031
	748,546	$5.20	2027, 2029
	300,000	$0.94	2029, 2031
Warrants to Acquire Series Seed-2 PS	20,217	$0.9398	2034
Warrants to Acquire Series Seed-3 PS	2,513	$0.995	2034
Warrants to Acquire Series Seed PS	21,255	$1.1056	2034

Two of our executive officers have been issued warrants. In early 2026 we issued warrants to purchase 90,000 shares of common stock to Dr. Hakanson, in respect of consulting work done for us, and in 2025 and early 2026 we issued warrants to purchase an aggregate of 175,000 shares of common stock to record holder Blue Line Advisors LLC, for Dr. Howell’s benefit, in respect of consulting work done for us. These warrant issuances are reflected in the table above. Additional information concerning these warrants is set forth below. See “Security Ownership of Management and Certain Securityholders.”

	Warrants to Acquire Common Stock
Directors and Executive Officers	Number	Exercise Price	Expiration Year
Dean Hakanson	90,000	$1.11	2031
Scott Howell	100,000	$1.11	2030
	75,000	$1.85	2031

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividend on our common stock following the completion of this offering. However, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS

Certain legal matters with respect to the shares will be passed upon by the law firm of Ellenoff Grossman & Schole LLP, New York, New York.

Independent Auditor’s Report

September 14, 2026

To the Prospective Investors of Goa Therapeutics Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Goa Therapeutics Corporation (the “Company”), which comprise the balance sheets as of June 30, 2026 and December 31, 2025, and the related statements of income, changes in stockholders’ equity, and cash flows for the six-month periods ended June 30, 2026 and 2025, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and December 31, 2025, and the results of its operations and its cash flows for the six-month periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Goa Therapeutics Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The balance sheet as of December 31, 2025 and December 31, 2024 was audited by us, and we expressed an unmodified opinion on that financial statement in our report dated July 2, 2026.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Goa Therapeutics Corporation’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material  misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Goa Therapeutics Corporation’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Goa Therapeutics Corporation’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

/s/ Alice.CPA LLC

Alice.CPA LLC

Robbinsville, New Jersey

September 14, 2026

GOA THERAPEUTICS CORPORATION

BALANCE SHEETS

As of June 30, 2026 and December 31, 2025

(Audited)

	30-Jun-26	31-Dec-25
ASSETS
Current Assets
Cash and cash equivalents	$7,057,212	$3,168,276
Prepaid and other current assets	3,180	22,114
Total Current Assets	7,060,392	3,190,390

Total Assets	$7,060,392	$3,190,390

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	566,929	$269,050
Credit cards payable	39,921	357
Advances from stockholders	-	239,600
Total Current Liabilities	606,850	509,007

Total Liabilities	606,850	509,007

Stockholders’ Equity
Common stock, $0.0000001 par value; 138,164,632 authorized, 64,521,845 and 64,286,712 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	6	6
Preferred stock, $0.0000001 par value; 40,237,897 and 56,005,137 authorized as of June 30, 2026 and December 31, 2025, respectively; 34,467,207 and 31,803,464 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	3	3
Additional paid-in capital	13,074,780	6,893,928
Accumulated deficit	(6,621,247)	(4,212,554)
Total Stockholders’ Equity	6,453,542	2,681,383

Total Liabilities and Stockholders’ Equity	$7,060,392	$3,190,390

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION
STATEMENTS OF OPERATIONS
For the six months ended June 30, 2026 and June 30, 2025
(Audited)

	Six-month period ended June 30, 2026	Six-month period ended June 30, 2025

Revenues	$-	$-

Operating Expenses
General and administrative	496,211	135,814
Legal and professional fees	997,990	623,706
Advertising and marketing	36,984	-
Research and development	971,289	700,845
Warrants expense	3,683	43,369
Total Operating Expenses	2,506,157	1,503,734

Other Income
Interest income	97,464	42,510
Total Other Income	97,464	42,510

Net Loss	$(2,408,693)	$(1,461,224)

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2026 and June 30, 2025

(Audited)

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Deficit	Equity
Balance as of December 31, 2025	64,286,712	$6	31,803,464	$3	$6,893,928	$(4,212,554)	$2,681,383
Issuance of common stock	235,133	-	-	-	333,619	-	333,619
Issuance of preferred stock	-	-	2,663,743	-	5,843,550	-	5,843,550
Warrants expense	-	-	-	-	3,683	-	3,683
Net loss	-	-	-	-	-	(2,408,693)	-2,408,693
Balance as of June 30, 2026	64,521,845	$6	34,467,207	$3	$13,074,780	$(6,621,247)	$6,453,542

Balance as of December 31, 2024	71,236,948	$7	28,441,413	$3	$3,115,445	$(583,826)	$2,531,629
Issuance of common stock	474,764	-	-	-	1,392	-	1,392
Repurchase of common stock	(7,425,000)	(1)	-	-	(73)	-	(74)
Issuance of preferred stock	-	-	474,764	-	2,118,680	-	2,118,680
Warrants expense	-	-	-	-	43,369	-	43,369
Net loss	-	-	-	-	-	(1,461,224)	-1,461,224
Balance as of June 30, 2025	64,286,712	$6	28,916,177	$3	$5,278,813	$(2,045,049)	$3,233,773

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2026 and June 30, 2025

(Audited)

	Six-month period ended June 30, 2026	Six-month period ended June 30, 2025

Cash Flows from Operating Activities
Net Loss	$(2,408,693)	$(1,461,224)
Adjustments to reconcile net loss to net cash used in operations:
Warrants expense	3,683	43,369
Changes in operating assets and liabilities:
Prepaid and other current assets	18,934	(7,475)
Accounts payable	297,879	(35,586)
Credit cards payable	39,564	-
Net cash used in operating activities	(2,048,633)	(1,460,916)

Cash Flows from Financing Activities
Issuance of common stock	333,619	1,392
Issuance of preferred stock	5,603,950	2,118,680
Repurchases of common stock	-	(74)
Net cash provided by financing activities	5,937,569	2,119,998
Net change in cash and cash equivalents	3,888,936	659,082

Cash and cash equivalents at beginning of period	3,168,276	2,680,769
Cash and cash equivalents at end of period	$7,057,212	$3,339,851

Supplemental cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Goa Therapeutics Corporation (which may be referred to as the “Company,” “we,” “us,” or “our) was incorporated in Delaware on September 23, 2024. The Company is an early-stage life sciences company engaged in the research and development of novel therapeutics for alcohol intoxication and poisoning.

The Company is currently in the preclinical stage and has not yet received regulatory approval to conduct human testing or commercialize its product candidates. The Company’s activities to date have principally consisted of research and development, formulation activities, preclinical studies, regulatory planning, intellectual property development, capital raising, and other activities necessary to support future clinical trials and commercialization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

The accompanying financial statements are presented for the six-month interim periods ended June 30, 2026 and 2025 and have been prepared in accordance with US GAAP. These interim financial statements include all adjustments and disclosures considered necessary by management for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity, and cash flows for the interim periods presented.

The Company’s operations are not considered seasonal; however, results for interim periods are not necessarily indicative of results expected for a full fiscal year or any future period.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of warrants.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage biotechnology companies, including its ability to successfully complete preclinical and clinical development, demonstrate the safety and efficacy of its product candidates, obtain required regulatory approvals, protect its intellectual property, secure additional financing, and establish manufacturing and commercialization capabilities, either directly or through third parties. If approved, the Company’s product candidates may also be subject to risks relating to market acceptance, competition, pricing, and reimbursement. The Company is further affected by general economic and capital-market conditions that may influence the availability and cost of financing. Many of these factors are outside the Company’s control, and unfavorable developments could materially affect its development plans, financial condition, results of operations, and cash flows.

The Company has incurred losses since inception and expects to continue to incur operating losses and negative cash flows as it advances its research and development activities. Management evaluates the Company’s ability to continue as a going concern for at least twelve months from the date the financial statements are available to be issued. As of June 30, 2026, the Company had cash and cash equivalents of $7,057,212. Management believes that existing cash resources, together with subsequent financing activities described in Note 7, provide sufficient liquidity to meet the Company’s obligations as they become due for at least twelve months from the date these financial statements are available to be issued.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking and savings accounts.

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid and Other Current Assets

Prepaid and other current assets consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Accounts Payable

Accounts payable are recorded when goods or services are received and the related obligation is incurred. Accounts payable are stated at the amount expected to be paid and are reviewed at each reporting date for completeness, including goods or services received but not yet invoiced.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2026 and December 31, 2025.

Income Taxes

Income taxes are provided to reflect the tax effects of transactions reported in the financial statements and consist of current and deferred taxes related primarily to temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities represent the future tax consequences of those temporary differences, which will be either taxable or deductible when the related assets are recovered or liabilities are settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

No current income tax provision was recorded for the six-months ended June 30, 2026 and 2025 because the Company generated taxable losses. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s limited operating history and cumulative losses, management maintains a full valuation allowance against deferred tax assets; accordingly, no income tax benefit was recognized for either interim period.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2026 and December 31, 2025, the unrecognized tax benefits accrual was zero.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

Stock-based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the award in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company is an early-stage life sciences company engaged in the research and development of novel therapeutics. The Company is currently pre-revenue and has no approved products available for commercial sale. Accordingly, the Company has not recognized revenue from product sales or customer contracts. Future revenues, if any, are expected to be recognized when the Company has products available for commercial sale and satisfies its performance obligations under applicable customer contracts, licensing arrangements, collaboration agreements, or product sales arrangements. Accordingly, the Company recognized no revenue for the six months ended June 30, 2026 and 2025.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. The Company recognized advertising and marketing expense of $36,984 and $0 for the six months ended June 30, 2026 and 2025, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist principally of costs incurred in connection with the Company’s development of GOA26 and other product candidates, including formulation activities, preclinical and non-clinical studies, regulatory and clinical development planning, patent-related development activities, consulting fees, and other costs directly related to advancing the Company’s therapeutic development programs.

The Company is currently in the preclinical stage and has not received regulatory approval to conduct human testing or commercialize its product candidates. Accordingly, research and development activities are focused on establishing the foundation for future clinical trials, regulatory submissions, and commercialization. The Company recognized research and development expense of $971,289 and $700,845 for the six months ended June 30, 2026 and 2025, respectively.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

NOTE 3 – RELATED PARTY TRANSACTIONS

Advances from Stockholders

At December 31, 2025, the Company had received $239,600 from investors in connection with subscriptions for preferred stock, which was presented as advances from stockholders because the related shares had not yet been issued. On January 28, 2026, the Company issued 129,512 shares of Series Seed-7 Preferred Stock in settlement of the advances and reclassified the amount to stockholders’ equity. No advances from stockholders remained outstanding as of June 30, 2026.

NOTE 4 – INCOME TAXES

The Company is taxed as a C corporation. No current income tax provision was recorded for the six months ended June 30, 2026 and 2025 because the Company generated taxable losses. The Company’s deferred tax assets relate principally to net operating loss carryforwards and other tax attributes. Based on the Company’s limited operating history and cumulative losses, management concluded that realization of the deferred tax assets was not more likely than not and maintained a full valuation allowance. Accordingly, no income tax benefit was recognized for either period.

NOTE 5 – EQUITY

Under its certificate of incorporation, as amended, the Company was authorized to issue 178,402,529 and 194,169,769 shares of capital stock as of June 30, 2026 and December 31, 2025, respectively, consisting of 138,164,632 shares of common stock at both dates and 40,237,897 and 56,005,137 shares of preferred stock as of June 30, 2026 and December 31, 2025, respectively, each with a par value of $0.0000001 per share. On March 23, 2026, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which decreased the number of authorized shares of preferred stock from 56,005,137 to 40,237,897 and left the number of authorized shares of common stock unchanged.

Issued and Outstanding Shares

Issued and outstanding shares by class and series were as follows:

Class or series	June 30, 2026	December 31, 2025
Common Stock	64,521,845	64,286,712
Total Common Stock Issued and Outstanding	64,521,845	64,286,712

Class or series	June 30, 2026	December 31, 2025
Series Seed-1 Preferred Stock	310,056	310,056
Series Seed-2 Preferred Stock	404,332	404,332
Series Seed-3 Preferred Stock	25,125	25,125
Series Seed-4 Preferred Stock	12,434,816	12,434,816
Series Seed-5 Preferred Stock	12,434,816	12,434,816
Series Seed Preferred Stock	3,307,032	3,307,032
Series Seed-6 Preferred Stock	2,887,287	2,887,287
Series Seed-7 Preferred Stock	2,390,448	–
Series Seed-8 Preferred Stock	273,295	–
Total Preferred Stock	34,467,207	31,803,464

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

Common Stock Issuances

During the six months ended June 30, 2026, the Company issued 235,133 shares of common stock. The statement of cash flows reflects $333,619 of cash provided by common stock issuances during the period.

Preferred Stock Issuances

During the six months ended June 30, 2026, the Company issued 2,390,448 shares of Series Seed-7 Preferred Stock for aggregate consideration of $4,422,350 and 273,295 shares of Series Seed-8 Preferred Stock for aggregate consideration of $1,421,200. The aggregate consideration of $5,843,550 included the reclassification of $239,600 of advances from stockholders received before December 31, 2025. Cash proceeds from preferred stock issuances during the six-month period were $5,603,950.

Equity Incentive Plan

On December 31, 2024, the Company adopted the 2024 Stock Plan, which provides for the grant of incentive stock options, nonstatutory stock options, and restricted stock awards to employees and consultants. The purpose of the plan is to attract and retain personnel, provide additional incentives, and promote the success of the Company’s business.

The maximum number of shares of common stock authorized for issuance under the plan is 13,816,463 shares. As of June 30, 2026 and December 31, 2025, no awards had been granted under the plan; therefore, 13,816,463 shares remained available for future issuance.

Warrants

The Company accounts for warrants based on their substantive terms and applicable U.S. GAAP. Equity-classified warrants are measured at fair value on the grant date and recorded in additional paid-in capital. Related compensation or service cost is recognized over the applicable vesting or service period. The fair value of warrant grants was estimated using the Black-Scholes option-pricing model.

Warrant activity	Six months ended June 30, 2026	Six months ended June 30, 2025
Outstanding at beginning of period	1,602,619	43,985
Granted	2,900,136	489,764
Exercised	(235,133)	(474,764)
Forfeited or expired	–	–
Outstanding at end of period	4,267,622	58,985

As of June 30, 2026, outstanding warrants consisted of warrants to purchase 4,223,637 shares of common stock and 43,985 shares of preferred stock. All outstanding warrants were exercisable at June 30, 2026.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(AUDITED)

Black-Scholes assumption	2026 grants	2025 grants
Fair value of common stock	$0.09	$0.09
Exercise price	$1.11–$5.20	$0.0000001–$0.09
Expected volatility	85.00%	85.00%
Risk-free interest rate	4.14%	3.99%
Expected term	2 years	2 years
Expected dividend yield	0.00%	0.00%

The Company recognized warrant expense of $3,683 and $43,369 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company as of June 30, 2026 and December 31, 2025. In the ordinary course of business, the Company may enter into arrangements with vendors, consultants, contract research organizations, license providers, and other service providers to support research and development, regulatory planning, intellectual property, and general operations. Management has evaluated such arrangements and determined that the Company did not have any material commitments or contingencies requiring additional disclosure as of June 30, 2026 and December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

Series Seed-8 Preferred Stock Issuances

The Company issued an additional 131,801 shares of Series Seed-8 Preferred Stock for aggregate cash proceeds of $685,400.

Warrant Issuances

The Company issued common stock warrants to purchase an aggregate of 1,217,897 shares of common stock at exercise prices ranging from $1.85 to $5.20 per share.

2024 Stock Plan Amendment and Awards

The number of common shares authorized for issuance under the 2024 Stock Plan was increased from 13,816,463 shares to 30,000,000 shares. The Company granted nonstatutory stock options to purchase an aggregate of 18,202,000 shares of common stock at exercise prices ranging from $0.94 to $5.20 per share and issued 45,000 shares of common stock under the plan. As of August 31, 2026, 11,753,000 shares remained available for future issuance under the plan.

Management’s Evaluation

Management has evaluated subsequent events through September 14, 2026, the date the financial statements were available to be issued. Except as disclosed above, no additional material subsequent events were identified that require adjustment to or disclosure in the financial statements.

Independent Auditor’s Report

July 2, 2026

To the Prospective Investors of Goa Therapeutics Corporation

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Goa Therapeutics Corporation, which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goa Therapeutics Corporation as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Goa Therapeutics Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Goa Therapeutics Corporation’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Goa Therapeutics Corporation’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Goa Therapeutics Corporation’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice.CPA LLC

Alice.CPA LLC Robbinsville,

New Jersey July 2, 2026

GOA THERAPEUTICS CORPORATION

BALANCE SHEETS

December 31, 2025 AND 2024 (Audited)

	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$3,168,276	$2,680,769
Prepaid and other current assets	22,114	25
Total Current Assets	3,190,390	2,680,794
Total Assets	$3,190,390	$2,680,794

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$269,050	$149,165
Credit cards payable	357	-
Advances from stockholders	239,600	-
Total Current Liabilities	509,007	149,165

Total Liabilities	509,007	149,165

Stockholders’ Equity
Common stock, $0.0000001 par value; 138,164,632 authorized, 64,286,712 and 71,236,948 shares issued and outstanding as of December 31, 2025 and 2024, respectively
	6	7
Preferred stock, $0.0000001 par value; 56,005,137 authorized, 31,803,464 and 28,441,413 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3	3
Additional paid-in capital	6,893,928	3,115,445
Accumulated deficit	(4,212,554)	(583,826)
Total Stockholders’ Equity	2,681,383	2,531,629

Total Liabilities and Stockholders’ Equity	$3,190,390	$2,680,794

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2025 and 2024 (Audited)

	2025	2024

Revenues	$-	$-

Operating Expenses
General and administrative	466,307	67,323
Legal and professional fees	1,207,914	74,826
Advertising and marketing	42,300	-
Research and development	1,978,676	82,159
Warrants expense	47,265	359,518
Total Operating Expenses	3,742,462	583,826

Other Income
Interest income	113,734	-
Total Other Income	113,734	-

Net Loss	$(3,628,728)	$(583,826)

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

STATEMENTS OF CHANGE IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2025 and 2024

(Audited)

	Common Stock		Preferred Stock		Additional Paid-in	Accumulated	Total Stockholders’ Shares
	Shares	Value	Shares	Value	Capital	Deficit	Equity
Balance as of September 23, 2024 (Date of Inception)	-	$-	-	$-	$-	$-	$-
Issuance of common stock	71,236,948	$7	-	-	682	-	689
Issuance of preferred stock	-	-	28,441,413	3	2,755,245	-	2,755,248
Warrants expense	-	-	-	-	359,518	-	359,518
Net loss	-	-	-	-	-	(583,826)	(583,826)
Balance as of December 31, 2024	71,236,948	7	28,441,413	3	3,115,445	(583,826)	2,531,629
Issuance of common stock	474,764	-	-	-	1,392	-	1,392
Repurchase of common stock	(7,425,000)	(1)	-	-	(73)	-	(74)
Issuance of preferred stock	-	-	3,362,051	-	3,729,899	-	3,729,899
Warrants expense	-	-	-	-	47,265	-	47,265
Net loss	-	-	-	-	-	(3,628,728)	(3,628,728)
Balance as of December 31, 2025	64,286,712	$6	31,803,464	$3	$6,893,928	$(4,212,554)	$2,681,383

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2025 and 2024 (Audited)

	2025	2024

Cash Flows from Operating Activities
Net Income (Loss)	$(3,628,728)	$(583,826)
Adjustments to reconcile net income (loss) to net cash used in operations:
Warrants expense	47,265	359,518
Changes in operating assets and liabilities:
Prepaid and other current assets	(22,089)	(25)
Accounts payable	119,885	149,165
Credit cards payable	357	-
Net cash used in operating activities	(3,483,310)	(75,168)

Cash Flows from Financing Activities
Issuance of common stock	1,392	689
Issuance of preferred stock	3,729,899	2,755,248
Repurchase of common stock	(74)	-
Advances from stockholders	239,600	-
Net cash provided by financing activities	3,970,817	2,755,937
Net change in cash and cash equivalents	487,507	2,680,769

Cash and cash equivalents at beginning of period	2,680,769	-
Cash and cash equivalents at end of period	$3,168,276	$2,680,769

Supplemental cash flow information:
Cash paid for interest	$-	$-
Cash received for income taxes	$-	$-

The accompanying footnotes are an integral part of these financial statements.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Goa Therapeutics Corporation (which may be referred to as the “Company,” “we,” “us,” or “our) was incorporated in Delaware on September 23, 2024. The Company is an early-stage life sciences company engaged in the research and development of novel therapeutics for alcohol intoxication and poisoning.

The Company is currently in the preclinical stage and has not yet received regulatory approval to conduct human testing or commercialize its product candidates. The Company’s activities to date have principally consisted of research and development, formulation activities, preclinical studies, regulatory planning, intellectual property development, capital raising, and other activities necessary to support future clinical trials and commercialization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of warrants.

Risks and Uncertainties

The Company’s business and operations are sensitive to business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, local competition, and possible adverse developments relating to drug development, regulatory approvals, scientific progress toward the Company’s planned products, capital requirements, the availability of insurance reimbursements for the Company’s planned products, and other factors. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents.

Cash and Cash Equivalents

Cash consists of funds held in the Company’s checking and savings accounts.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid and Other Current Assets

Prepaid and other current assets consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments.

Impairment of Long-Lived Assets

The management monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. The Company did not have any impairment losses during 2025 and 2024.

Accounts Payable

Accounts payable are recorded when goods or services are received and the related obligation is incurred. Accounts payable are stated at the amount expected to be paid and are reviewed at each reporting date for completeness, including goods or services received but not yet invoiced.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Income Taxes

Income taxes are provided to reflect the tax effects of transactions reported in the financial statements and consist of current and deferred taxes related primarily to temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities represent the future tax consequences of those temporary differences, which will be either taxable or deductible when the related assets are recovered or liabilities are settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

There is no income tax provision for the Company for the years through December 31, 2025 and 2024 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2025 and 2024, the unrecognized tax benefits accrual was zero.

Stock-based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the award in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company is an early-stage life sciences company engaged in the research and development of novel therapeutics. The Company is currently pre-revenue and has no approved products available for commercial sale. Accordingly, the Company has not recognized revenue from product sales or customer contracts. Future revenues, if any, are expected to be recognized when the Company has products available for commercial sale and satisfies its performance obligations under applicable customer contracts, licensing arrangements, collaboration agreements, or product sales arrangements.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising and Marketing

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2025 and 2024, the Company incurred advertising and marketing expense amounting to $42,300 and $0, respectively.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

Research and Development

Research and development costs are expensed as incurred. Research and development expenses consist principally of costs incurred in connection with the Company’s development of GOA26 and other product candidates, including formulation activities, preclinical and non-clinical studies, regulatory and clinical development planning, patent-related development activities, consulting fees, and other costs directly related to advancing the Company’s therapeutic development programs.

The Company is currently in the preclinical stage and has not received regulatory approval to conduct human testing or commercialize its product candidates. Accordingly, research and development activities are focused on establishing the foundation for future clinical trials, regulatory submissions, and commercialization.

NOTE 3 – RELATED PARTY TRANSACTIONS

Advances from Stockholders

As of December 31, 2025, the Company received advances from the stockholders totaling $239,600 in connection with the purchase of preferred stock. The related shares were not issued until January 28, 2026; accordingly, the amounts received were recorded as advances from stockholders as of December 31, 2025. Upon issuance of the related shares, the advances will be reclassified to equity.

Settlement of SAFEs through the Issuance of Preferred Stock

On December 24, 2024, the Company issued Simple Agreements for Future Equity (“SAFEs”) with an aggregate stated value of $1,200,000 to certain investors for no cash consideration.

The Company evaluated the terms of the SAFEs and determined that the instruments were appropriately classified within stockholders’ equity because the SAFEs did not require repayment, did not bear interest, did not have a stated maturity date, and were settled through the issuance of the Company’s preferred stock. The SAFEs did not represent financing proceeds received by the Company. Upon settlement, the Company issued preferred stock and recorded the transaction within stockholders’ equity, with no cash proceeds received by the Company.

The SAFEs were settled through the issuance of preferred stock of the Company on December 31, 2024. Because the SAFEs had been issued for no cash consideration, the Company did not receive cash proceeds when the SAFEs were issued or when the preferred stock was issued. Accordingly, the Company’s financial statements reflect the settlement of the $1,200,000 SAFEs through the issuance of preferred stock on December 31, 2024, with no cash consideration received by the Company in connection with either the issuance of the SAFEs or the issuance of the preferred stock.

NOTE 4 – INCOME TAXES

As of the date these financial statements were available to be issued, the Company’s income tax returns for the years ended December 31, 2025 and 2024 had not yet been filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Under the Certificate of Incorporation, as amended on November 24, 2025, the Company is authorized to issue 194,169,769 shares of capital stock, consisting of common stock and preferred stock.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

Common Stock

The Company is authorized to issue 138,164,632 shares of common stock with a par value of $0.0000001 per share. As of December 31, 2025 and 2024, the Company had 64,286,712 and 71,236,948 shares, respectively, of common stock issued and outstanding.

Preferred Stock

The Company is authorized to issue 56,005,137 shares of preferred stock with a par value of $0.0000001 per share. As of December 31, 2025 and 2024, the Company had 31,803,464 and 28,441,413 shares, respectively, of preferred stock issued and outstanding.

Equity Incentive Plan

On December 31, 2024, the Company adopted the 2024 Stock Plan, which provides for the grant of incentive stock options, nonstatutory stock options, and restricted stock awards to employees and consultants. The purpose of the plan is to attract and retain personnel, provide additional incentives, and promote the success of the Company’s business.

The maximum number of shares of common stock authorized for issuance under the plan is 13,816,463 shares. As of December 31, 2025 and 2024, no awards had been granted under the plan; therefore, 13,816,463 shares remained available for future issuance.

Warrants

The Company accounts for warrants issued in accordance with applicable U.S. GAAP guidance. Warrants classified as equity are initially measured at fair value on the grant date and recorded as additional paid-in capital. The related warrant expense is recognized in the statement of operations over the applicable vesting or service period, if any.

The Company estimated the fair value of warrants issued using the Black-Scholes option pricing model. The key assumptions used in the valuation included exercise prices ranging from $0.0000001 to $1.110000 for common stock warrants and $0.939800 to $0.995000 for preferred stock warrants, expected volatility of 85.00%, expected terms of 2 years, an expected dividend rate of 0%, and a risk-free interest rate of 3.99%.

	2025	2024
Outstanding, January 1	43,985	-
Granted	2,033,398	3,785,738
Exercised	(474,764)	(3,741,753)
Forfeited	-	-
Outstanding, December 31	1,602,619	43,985

The Company recognized warrant expense of $47,265 and $359,518, respectively, for the years ended December 31, 2025 and 2024. As of December 31, 2025, all outstanding warrants were exercisable.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

GOA THERAPEUTICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (AUDITED)

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were available to be issued and identified the following equity transactions subsequent to December 31, 2025:

Common Stock Issuance

In April and May 2026, the Company issued 235,133 shares of common stock in exchange for total proceeds of $334,998.

Preferred Stock Series 7 and Series 8 Issuances

In 2026, the Company issued 2,390,448 shares of Preferred Stock Series 7 in exchange for total proceeds of $4,422,350. The Company also issued an additional 273,295 shares of Preferred Stock Series 8 in exchange for total proceeds of $1,421,200.

Warrant Issuance

In 2026, the Company issued warrants to purchase a total of 2,922,657 shares of the Company’s stock.

Management’s Evaluation

Management has evaluated subsequent events through July 2, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.